
04052480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November/,2004./30

Commission File Number

Western Silver Corporation

(Translation of registrant's name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F ☐ or Form 40-F.
Form 20-F_____ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No _____.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)

Date: December 10, 2004

By: ______________________
(Signature)*

Jeffrey Giesbrecht, V.P. Legal

* Print the name and title under the signature of the signing officer.

SEC 1815 (11-02) **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED
DEC 27 2004



WESTERN SILVER CORPORATION

AMEX. WTZ
1550 - 1185 West Georgia St.
Vancouver, B.C.
Canada V6E 4E6

TSE. WTC
Tel: (604) 684-9497
Fax: (604) 688-4670
www.westernsilvercorp.com

December 14, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorite des marches financiers du Quebec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador

Dear Sirs:

RE: Amended and Restated Technical Report by M3 Engineering and Technology Corp.

We are re-filing a report by M3 Engineering and Technology Corp entitled "Peñasquito Project Preliminary Mineral Resources Estimate", dated March 2004, with certain portions amended and restated effective November 8, 2004, and further amended and restated effective December 10, 2004.

This report has been amended and re-filed as the authors have performed additional work and now state that they have validated and accepted the underlying resource calculation, with a number of consequential changes The report also now attaches as Appendix H certain information that was previously cross-referenced.

Western Silver Corporation

"Jeffrey Giesbrecht"

Jeffrey Giesbrecht
Vice-president, Legal


WESTERN
SILVER
CORPORATION

WESTERN SILVER CORPORATION

Peñasquito Pre-Feasibility Study


VOLUME I
Section 1
Executive Summary





March 2004, as Amended and Restated Nov. 8, 2004, and as further Amended and Restated December 10, 2004.


M3 Engineering &
Technology Corp.
M3-PN03158

TABLE OF CONTENTS

SECTION **PAGE**

VOLUME I

TABLE OF CONTENTS

SECTION **PAGE**

VOLUME II

VOLUME III

VOLUME IV

LIST OF FIGURES
(Found in Volumes I and II)

Figure 2-1 is the first figure in Section 2, etc.

LIST OF TABLES
(Found in Volume II)

** Table 4-2 is the second Table in Section 4, Table 9-3 is the ninth Table in Section 9, etc.*

1 EXECUTIVE SUMMARY

1.1 SUMMARY (SYNOPSIS)

Western Silver Corporation (Western Silver) owns 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in northern Mexico. The portion of this area referred to as the Peñasquito property lies approximately 27 km west of the town of Concepcíon del Oro in a wide, generally flat valley covered by coarse grasses and cacti.

Investigations on this property have revealed indications of several major intrusive related zones of silver, gold, zinc and lead mineralization. This study considers only one of those zones, the Chile Colorado zone, which has been the subject of most of the investigations to date. All monies in this study are in US dollars.

The Chile Colorado sulphide resource has been estimated at a $3.75 cut-off and has 81.2 million tonnes grading 43.4 g/t silver, 0.36 g/t gold, 0.37% lead and 0.98% Zn in the measured category, 67.5 million tonnes grading 23.4 g/t silver, 0.31 g/t gold, 0.18% lead and 0.67% zinc in the indicated category and 28.8 million tonnes in the inferred category grading 21.9 g/t silver, 0.23 g/t gold, 0.18% lead and 0.50% zinc. In accordance with guidelines, only material in the measured and indicated categories has been used in the economic evaluation of this deposit.

The proven and probable reserves for the deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated sulphide resources. The estimated reserve for the Chile Colorado deposit is 98.4 million tonnes, classified as proven and probable, above a $3.75/tonne cut-off, with an average grade of 39.65g/tonne silver, 0.36g/tonne gold, 0.34% lead and 0.93% zinc. The life-of-mine strip ratio is 2.41:1.

The plan is to develop the property as an open pit mine with an average ore production rate of 20,000 tonnes per day. Ore will be mined using two electric shovels and a fleet of diesel haul trucks, the number will vary depending on the phase of the development. The ore processing is generally conventional; haul trucks will deliver ore to a primary crusher, from where is will be conveyed to a SAG mill, ball mill, pebble crusher combination. The flotation circuit will first remove carbonaceous material before floating a lead concentrate and then a zinc concentrate. The concentrate slurries will first be thickened and then dewatered using pressure filters. The dewatered concentrates will be stockpiled before loading onto road vehicles for transport to the smelters.

Process water will be obtained from wells located on site and from pit dewatering. Process design will highlight water conservation.

Tailings and waste will be stored on a clay base and carefully structured to facilitate closure and reclamation.

A new power line will be constructed as part of the project from the existing substation at Concepcíon del Oro to supply electric power for the project.

Concentrate from the plant is expected to be processed both locally and overseas. For the purpose of this study it is has been assumed that the lead concentrate sales will be sent to the Torreon smelter some 200km west of Peñasquito. Zinc concentrate will most probably be split between Mexican and overseas markets in either Asia or Europe. Concentrate destined for overseas markets will be trucked to the railhead at Terminal and railed from there to the appropriate port; on the west coast for Asian sales and the east coast for European sales.

Over the 13.5 year mine life it is expected that approximately 1.44 million tonnes of zinc concentrate and 509 thousand tonnes of lead concentrate will be produced, containing a total of 103 million oz of silver, 626 thousand oz of gold, 287 thousand tonnes of lead and 835 thousand tonnes of zinc.

Total capital investment in the project is estimated to be $164.4 million over the life of the mine. The operating costs are estimated to average $5.63 per tonne of ore. After the deduction of a 2% NSR royalty payable to Kennecott, the economic model for the project indicates an after-tax internal rate of return (IRR) of 15.3%, based on 100% equity, using metal prices of $5.50/oz silver, $350.00/oz gold, $0.30/lb lead and $0.45/lb zinc.

It is M3's opinion that the development of the Chile Colorado deposit on its own, as envisaged in this report, offers significant economic potential. There are opportunities to improve the economic potential with, for example, used equipment if available, improved precious metals recovery and increased reserves. The presence of other mineralized zones in close proximity, which are being investigated at the moment, offers even further opportunities. To date, the oxide material has been treated as waste. This oxide material presents a strong opportunity to improve the economic viability of the project in the form of a heap leach operation as this material is known to be amenable to direct leaching.

The project should be carried forward to the full feasibility study stage to increase the level of confidence in the conclusions of this report. The feasibility should incorporate, to the maximum extent possible, the opportunities noted in the previous paragraph. The possibility of this being a flagship property exists. With the recent significant improvement in all metal prices this work should proceed as

quickly as possible and the plan to implement the design and construction of the project should similarly proceed on a fast-track basis.

1.2 INTRODUCTION & TERMS OF REFERENCE

In July 2003 M3 Engineering and Technology Corporation completed a Scoping Study and Capital Cost Estimate for the Peñasquito Project on behalf of Western Silver Corporation. The study demonstrated that the project was economically viable at the prevailing metal prices, but approximately 20% of the material in the pit at the time was categorized as inferred.

In September of 2003, Western Silver authorized M3 to commence work on a Pre-Feasibility Study for the project. At the same time Western Silver commenced work on an in-fill drilling program on the Chile Colorado deposit with a view to upgrading the confidence level of the material in the pit to the point where it could all be reported in the measured and indicated category as required by NI 43-101.

The Pre-Feasibility Study was commissioned to further define the scope of the project, increase the confidence level and hence the accuracy of the costs and to provide a basis for determining the scope of the feasibility study and the final scope of the project. The study will also be used as a basis for raising funds to continue work on the project.

As to mineral resources, SNC-Lavalin Engineers and Constructors, Inc. (SNC) prepared a report titled *Peñasquito Deposit - Mineral Resource Estimate for the Chile Colorado Zone, March 2004* which was an update to the *Minera Peñasquito S.A. de C.V. Peñasquito Preliminary Mineral Resource Estimate, March 2003*, prepared in accordance with the requirements of NI 43-101. In an independent effort, and to add further assurance, M3 reviewed the base data and has validated and accepts the SNC findings (including the mineral resource estimates) which are set out in this Pre-Feasibility Study. Appendix H, which contains information which has been extracted from the SNC report, is incorporated into and forms part of this Pre-Feasibility Study. Appendix H includes information of previous work performed by SNC, the base data in respect of which has been reviewed, validated and accepted by M3.

Other data and information used in the study has been collected independently by M3 and is explained in further detail in the subsequent sections.

Personnel from M3 have made visits to the site for the purpose of collecting information and gaining an understanding of the local conditions.

1.3 DISCLAIMER

All metallurgy, process development, environmental program, initial groundwater investigations, archeological reviews, mine design, metals pricing, and plant design have been directed by M3 or under its direction by one of its consultants (e.g., Independent Mining Consultants).

1.4 PROPERTY DESCRIPTION & LOCATION

Peñasquito is situated in the western half of the Concepcíon del Oro district in the north-east corner of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas, approximately 24? 45? N latitude / 101?30?W longitude. Figure 2-1 shows the general location in Mexico. The closest major town is Concepcíon del Oro which lies on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 km to the south-west with Saltillo (in the state of Coahuila), approximately 125 km to the north-east. Figure 2-2 shows its location in the state.

Some 20km to the north-east, on the north side of Sierra el Mascaron, is the Tayahua Mine at Terminal and Concepcíon del Oro is the site of the Macocozac Mine.

M3 has not verified Western Silver's title to the mineral rights covered by the Chile Colorado deposit, however M3 has been advised that a qualified Mexican attorney, Dr. Francisco Heiras Mancera, has certified that Western Silver legally owns the mineral rights and is in full compliance with its legal obligations.

Based on Western Silver's acquisition agreement, a 2% NSR royalty is owed to Kennecott on production from Chile Colorado.

In addition to the Chile Colorado deposit, significant mineralization in known to exist in two breccia pipes, the Outcrop Breccia and the Azul Breccia, shown on Figure 1-1. An inferred resource for the Azul Breccia and the Outcrop Breccia has been estimated. Further mineralization is known to exist in areas known as the La Palma, Chamisal and Northeast Azul targets which are also shown on Figure 1-1 but very limited information has been obtained in these latter cases.

There is no previous mine development of any form in the immediate area of Chile Colorado and as such no environmental liabilities are attached to the property. All drilling pads have been cleaned and rehabilitated on an ongoing basis.

Western Silver is currently in possession of valid exploration permits for the drill work being performed in the area. The development of a mine at this location

will require additional permits from state and federal authorities. These permits are listed in detail in Volume II of the Pre-Feasibility Study and are addressed in the EIA.

1.5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The deposit occurs in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1900 m above sea level.

A very adequate network of road and rail services exists in the region. Road access to the site is gained west out of Concepcíon del Oro approximately 15km to the town of Mazapil and then a further 12km west from Mazapil. The road is either paved or cobbled and well maintained to approximately 6km west of Mazapil. After that the road is gravel but well maintained. The Chile Colorado deposit is within 2km of this main road. Figure 1-2 shows the project site plan. A system of gravel roads to the east connects to Cedros and eventually to Torreon and the Torreon/Fresnillo highway. Additionally there are two railheads close to the site, one at Terminal, located approximately 10 km to the north-east, the second at Concepcíon del Oro. Figure 2-3 shows some of these regional features.

The State of Zacatecas is in the process of building a new road east from Mazapil to join Highway 54 south of Concepcíon del Oro. This will eliminate the rather steep switchback sections of road just west of Concepcíon del Oro.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700mm, most of which falls in the rainy season. Temperatures range between 30 deg C and 20 deg C in the summer and 15 deg C to 0 deg C in the winter. Western Silver has maintained an automatic weather station in the area since August 2003.

Western Silver does not presently own surface rights to the land required for the project and has not yet entered into negotiations to obtain the land. Surface rights in the area are held by one private individual and three ejidos. Relations with these people through the exploration process have been very positive. Capital costs include an allowance for obtaining the necessary surface rights.

The land is generally flat with a gradual fall of 1.5 – 2% to the west. There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using mine waste.

Given the mining experience in the area and the high unemployment, there is expected to be an adequate pool of mining personnel available.

The national electrical utility CFE has indicated that adequate power is available for the project at the substation in Concepcíon del Oro. A new power line will be required from there to the site. Figure 1-3 shows the power line route used as the base case in this study.

Water will be obtained from a large aquifer in the region and from mine dewatering. A study will be conducted to confirm the presence of adequate capacity in the aquifer.

1.6 HISTORY

The region has a strong tradition of mining going back to the mid 1500's when silver mining first started in the region and the city of Zacatecas was founded. On a historical note, up until the 19th century, 20% of all silver mined in the world was reportedly yielded from the City of Zacatecas Region.

Some limited exploration of the project area had taken place previously with a short shaft and two shallow drill holes in the 1950's. But it was not until 1994 when Kennecott initiated a comprehensive exploration program that the size and potential of the mineralized system were recognized.

Beginning in 1994, Kennecott consolidated the land position and completed extensive geochemical, geophysical and drilling programs to evaluate the area, primarily for large tonnage porphyry copper/skarn potential.

During 1996, drilling along the southern edge of the Azul pipe resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone, which was not of interest to Kennecott on a stand-alone basis.

Western Silver acquired 100% of the Peñasquito project from Kennecott in March 1998. The acquisition was driven by the large size of the alteration-mineralization system (in excess of 9 km sq), the two large breccia pipes, the zone of probable economic Ag-Pb-Zn-Au mineralization at Chile Colorado, and numerous untested targets with potential similar to Chile Colorado. During 1998 Western Silver completed nine core holes (3,185 metres) and 13.4 line kilometres of Tensor CSAMT. Most of the work was focused on Chile Colorado and the adjacent Azul breccia pipe.

During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado area. However, they returned Peñasquito to Western Silver after spending more than $1 million on

drilling and land payments. Hochschild decided not to tackle a bulk tonnage target with potentially large capital costs.

To the end of 2002 Western Silver completed a further 45 holes totalling 19,645 metres of drilling in order to advance the knowledge of this deposit and support the development of this study while continuing exploration of other targets in the area. This work lead up to the production of the previously mentioned Preliminary Mineral Resource Estimate and Scoping Study which produced the first resource estimate and development plan for the property.

Following the completion of the Scoping Study in July 2003, an infill drilling program was delineated with a view to ensuring the mineralization at Chile Colorado could be categorized as measured and indicated. This program comprised 17 additional holes and 6795 metres of drilling. The work was completed between September and December of 2003.

1.7 GEOLOGICAL SETTING

A) Regional Geology

The regional geology of the area is well understood and has been extensively mapped. Concepcíon del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1200 metre thick limestone sequence.

The oldest rocks in the region are the Caopas Formation, a series of complexly folded and metamorphosed marine volcanics and volcanoclastic rocks of felsic to intermediate composition with pelitic sediments. The age of the Caopas Formation is unknown.

These rocks are unconformably overlain by the Triassic aged Huizachal Formation, a series of redbed siltstones and sandstones with interbedded red andesites. The top of the Huizachal Formation is defined by evaporate gypsum beds.

The Huizachal Formation is unconformably overlain by a thin conglomerate unit known as the La Joya Formation. This in turn is overlain by the Jurassic to Cretaceous aged sedimentary rocks of the Mexico Geosyncline.

The youngest rocks in the district are the late Eocene to mid Oligocene aged intrusive rocks and breccia pipes. The intrusives tend to be of felsic to intermediate composition and generally tend to be localized along the horst and graben structural zones.

B) Local Geology

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline. The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales and calcareous siltstones and argillaceous limestones overlie the Cuesta del Cura limestone.

Upper Cretaceous Period rocks of the Carocol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition. The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

C) Chile Colorado Geology

The Chile Colorado deposit is hosted entirely within the rocks of the Carocol Formation. The bedding appears to be largely flat based on observations from the drill core where the dip of the hole generally tends to equal the core angles of the bedding. Soft sediment textures are common throughout the sediments.

The Chile Colorado zone is localized along the southern margin of the Azul breccia pipe, which is localized at the intersection of two structural trends.

Numerous dykes, sills and stockworks crosscut the Carocol sediments following both minor faults and fracture zones. To date, three principle directions have been identified with NS, EW and WNW directions.

1.8 DEPOSIT TYPES AND MINERALIZATION

The Ag-Zn-Pb mineralization of the Chile Colorado deposit occurs as both veining and narrow fracture filling, which have been interpreted to represent stockworks. Areas where the veining and fracture filling is most intense generally correspond to the areas of highest grade.

A low-grade mineralization associated with tight, fine fracture filling and disseminated mineralization, which appears to be related to sandstone beds, has also been identified. The current geological model for the property suggests that the Ag-Zn-Pb mineralization may form elongate ore bodies radiating outward from fracture fill and veining mineralization where sandstone beds are cut by the former style of mineralization.

Historical documents note that the local mineralogy generally is dominated by sphalerite, pyrite and galena with minor amounts of argentite and tetrahedrite, chalcopyrite and pyrrhotite and rare native silver and gold. Neither pyrrhotite nor native gold has been noted in the drill core examined to date. Polybasite has also been identified in the drill core.

Fluorite is also common where sphalerite and galena are abundant.

Sphalerite and galena with carbonate and pyrite, tend to occur as massive veins generally 1 – 30 cm in thickness. This mineralization also occurs as fine fracture filling in very tight, narrow fractures and also as fine grained disseminated grains within the coarse grained sandstone units. The amount of each mineral is highly variable from one fracture filling to another.

Pyrite, sphalerite and galena have also been observed as discrete crystals and accretions within sandstone units. Pyrite also tends to be localized along carbon partings in the sedimentary beds and can also be occasionally observed in the siltstones.

Late stage carbonate and pyrite fracture filling can be observed throughout the sediments.

In addition to the veining, fracture filling and disseminated mineralization, fine grained pyrite, galena and sphalerite have been observed within the matrix of the sedimentary and intrusive breccias.

1.9 MINERALIZATION (NOT USED)

1.10 EXPLORATION

Refer to Appendix H, specifically Section 4.1 – 4.3 and also discussed elsewhere in this report.

1.11 DRILLING

Since 1992, the Peñasquito property has been explored by different operators during various drilling campaigns. Table 1-1 summarizes exploration drilling activities during this period in the Peñasquito project area. Exploration drilling concentrated on three areas initially: Chile Colorado, Azul Breccia and Outcrop Breccia. Other targets have been identified for exploration in recent drilling. Drilling patterns vary for these three areas: approximately 50 x 50 metres in the Chile Colorado zone, irregular 100 x 100 m in the Azul Breccia and a larger irregular pattern in the Outcrop Zone. Presently, only Chile Colorado and Azul Breccia are drilled sufficiently to allow mineral resource estimation.

Table 1-1 Summary of Drilling Activities for the Peñasquito Project Drilling

Campaign	Period	Drilling Type	Hole Names	Number of Drillholes	Metres of Drilling	Average Hole Length (m)
Kennecott	1995-1997	Reverse Circulation, Diamond Drilling	PN01- PN71	71	23,324.71	328.52
Western Copper	1998	Diamond Drilling	WC01-WC09	9	3,184.90	353.88
Hochschild	2000	Diamond Drilling	MHC01-MHC14	14	4,601.16	328.66
Western Copper	2002	Diamond Drilling	WC10-WC54	45	19,644.90	436.55
Western Copper	2003	Reverse Circulation	S01-S57	57	5770.55	101.24
Western Copper	2003	Diamond Drilling	WC 55 –WC100	47	20,832.90	443.25
			Totals/ Averages (Exc S01-S57)	186	77,359.12	415.91

Kennecott completed their drilling throughout the Peñasquito area; of 71 holes, 13 holes were in the Chile Colorado zone and the remaining holes scattered irregularly outside these zones. Initially Kennecott drilled vertical holes in attempt to get good geological information but after completing the first 10-12 holes the drilling switched orientation to azimuth mostly 0° or 180° and an average hole dip from 60 to 70. The drillholes are a mixture of reverse circulation and diamond drilling with many holes drilled using both methods: the upper part utilizing reverse circulation and the deeper portion drilled with diamond drilling.

Eleven out of fourteen holes completed by Hochschild tested the Chile Colorado area. Their length range from a minimum of 245 metres to a maximum of 452.3 metres and have an average length of 328.7 metres. Prevailing drilling orientation of Hochschild holes is azimuth of 90° (or perpendicular to this direction) and an average dip that varies between 50 and 70°.

Western Copper's 2002 drilling activity concentrated mostly on the Chile Colorado zone where a total of 42 holes were located. The holes were drilled approximately 400 metres deep, most of them directed 90° E or 180° W with approximate dip of 60°.

Western Silver's 2003 drilling program included 17 new diamond drill holes in the Chile Colorado Zone of a total of 104 new holes. These holes were in-fill holes designed to delineate the zone or upgrade the previous mineral resource estimate. All are oriented either north or south with dips ranging from 55-70 degrees. Core recovery is reported by Western Silver to be very good, approximately 94% in oxides and 98% in sulphides.

1.12 SAMPLING METHOD AND APPROACH

Refer to Appendix H, specifically Section 4.4 and also discussed elsewhere in this report.

1.13 SAMPLE PREPARATION AND ANALYSES AND SECURITY

Refer to Appendix H, specifically Section 4.5 and also discussed elsewhere in this report.

1.14 DATA VERIFICATION

Refer to Appendix H, specifically Section 4.5 and also discussed elsewhere in this report.

1.15 ADJACENT PROPERTIES

There are no adjacent properties from which exploration and/or mining activities would lead to better understanding of the Chile Colorado deposit.

1.16 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork initiated since the Scoping Study was completed includes: comminution testing, flotation testing, and Heavy Media Separation testing.

The comminution testing was performed by Hazen Research Inc. and was completed on 7 samples of core taken from various locations in the potential pit. No previous comminution testwork had been performed and therefore figures used in the Scoping Study were estimates only. Details of the Hazen work are discussed in more detail in the Volume II, Section 5.0 of this report and in the Hazen report (*Peñasquito Grindability Evaluation, Hazen Project 10075, January 19, 2004*). Both rod mill and ball mill work indices were measured. One sample gave a significantly lower result than the others but the majority returned a higher work index than estimated in the scoping study. The figure selected for the design of the mills, based on this testwork was 17.4 kWh/t. This in turn has lead to the selection of the following mill sizes:

SAG mill: one mill @ 10,000kW, 10.4m x 5.2m (34' x 17')

Ball mill: one mill @ 10,000kW, 6.7m x 11.4m (22' x 38')

Previous flotation work has been limited to some general work performed for Kennecott on a number of samples from throughout the Peñasquito area and some testing by Hochschild on high grade samples. The latest testwork, being performed by Dawson Metallurgical Laboratories, has focused specifically on Chile Colorado ore. The work is still in progress at this time. Thus far testing has been performed on high grade and medium grade composites from the starter pit area. Work is in progress on a composite from deeper in the pit and other composites will follow in order to give an overall picture of the metallurgical response of the ore in the pit. No locked cycle tests have been performed to date. At this stage the following tentative conclusions have been drawn:

- The ore is more finely disseminated than previously indicated.
- It contains appreciable quantities of graphite.
- Recoveries are somewhat lower than previously estimated.
- Concentrates produced are clean and of high grade.

Based on the results so far, the following metallurgical data has been used in the study:

Table 1-2 Projected Metallurgical Data

Peñasquito Silver Project				
	Pb	**Zn**	**Ag**	**Au**
Mine Head Grades	0.34%	0.93%	39.65g/t	0.36g/t
Pb Flotation Recovery	82%	5%	75%	43%
Zn Flotation Recovery	2.3%	85%	5%	7%
Pb Cleaner Concentrate Grade	55%	8.6%	4900g/t	16.4g/t
Zn Cleaner Concentrate Grade	0.50%	55%	500g/t	2.1g/t

Attempts to improve gold recovery in the composites from the starter pit have so far proven unsuccessful but preliminary indications suggest that the recoveries may improve with depth in the pit.

In addition to the foregoing testwork, a high grade head sample from the starter pit area and a zinc scavenger tailing from the same sample were submitted for modal analysis at G&T Laboratories. Work is in progress on other composites. The following conclusions were drawn:

- At 83 micron the fragmentation profiles of the sulphide minerals was in the normal range for flotation processing.
- Finer grind is not recommended.
- None of the Pb or Zn containing particles observed was in the non-sulphide form.

- The presence of graphite was confirmed.
- The potential for high grade concentrates was confirmed.
- The sphalerite is a low iron variety.

The heavy media testwork that commenced during the Scoping Study was completed at the pilot plant level in December, 2004. Although heavy media separation of the ore was not included in the Scoping Study it was noted that it offered some potential to reduced capital and operating costs. The most recent pilot plant has now concluded that the recoveries from this pre-concentration of ores would be too low to consider it as an option.

The process plant selected for the project is largely conventional and is described in more detail in Section 6.0 of Volume II. The following is a simplified process description:

- Run-of-mine ore is discharged from haul trucks into the crusher pocket.
- The crusher is a single gyratory crusher.
- Crusher product is conveyed to a 20,000 tonne live capacity stockpile.
- Crushed ore from the stockpile will be reclaimed via three variable speed belt feeders located in the reclaim tunnel.
- Ore from the stockpile will be conveyed to a SAG mill / ball mill combination designed to produce an average of 20,000 tpd at 80% passing 71 micron.
- A pebble crusher in closed circuit with the SAG mill will crush pebbles to minus one half inch and return the material to the SAG mill feed conveyor.
- The slurry from the grinding circuit will first pass to a carbon pre-float circuit.
- Lead flotation consists of one bank of six rougher flotation cells followed by three cleaner flotation cells.
- The zinc flotation circuit consists of one bank of ten rougher flotation cells followed by four cleaner cells.
- Concentrate from the lead and zinc circuits will be pumped to respective thickeners followed by pressure filters.
- Concentrate filter cake from the pressure filters will be discharged to stockpiles from which the material will be reclaimed by loader and loaded onto highway trucks for transport to rail, port or smelter.

1.17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral Resource Estimate:

The measured and indicated mineral resources for the sulphides of the Chile Colorado deposit as of March 2004 were estimated as follows:

Measured:	81.2 Mt	@	43.4 g/t Ag,	0.36 g/t Au,	0.37 % Pb,	0.98 % Zn
Indicated:	67.5 Mt	@	23.4 g/t Ag,	0.31 g/t Au,	0.18 % Pb,	0.67 % Zn
Inferred:	28.8 Mt	@	21.9 g/t Ag,	0.23 g/t Au,	0.18 % Pb,	0.50 % Zn

In addition, the sulphides in the Azul Breccia zone resulted in the inferred mineral resources of 71.2 Mt with an average grade of 31.52 g/t Ag, 0.15 g/t Au, 0.36 % Pb, 0.54 % Zn reported at the same cut-off grade of 3.75 $/t NSR.

Oxides are reported using a cut-off grade of 5.0g/t Ag, as NSR formula is not developed for oxides. They resulted in:

Measured:	14.4 Mt	@	15.0 g/t Ag,	0.13 g/t Au,	0.26 % Pb,	0.30 % Zn
Indicated:	10.5 Mt	@	15.6 g/t Ag,	0.18 g/t Au,	0.26 % Pb,	0.29 % Zn
Inferred:	4.7 Mt	@	11.6 g/t Ag,	0.11 g/t Au,	0.18 % Pb,	0.17 % Zn

In addition, the oxides in the Azul Breccia zone resulted in the inferred mineral resources of 19.2 Mt with an average grade of 12.98 g/t Ag, 0.13 g/t Au, 0.096 % Pb, 0.22 % Zn reported at the same cut-off grade of 5.0g/t Ag.

Mineral resources for Chile Colorado zone were classified according to the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. A number of elements that represent the confidence in the geological interpretation, the database integrity, the spatial continuity of mineralization and the quality of estimation were utilized in the classification.

Mineral Reserve Estimate:

The proven and probable reserves for the deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated sulphide resources. Proven and probable reserves are derived from measured and indicated resources respectively that fall within the pit boundary. The figures obtained for metallurgical recovery, revenue and costs were combined to assign NSR figures for each sulphide block in the resource model. At the time of this work the figures were based on preliminary investigation and hence the NSR figures used in the pit calculation as somewhat more conservative than the NSR value resulting from the project cash flow model.

Based on the calculated operating costs and an overall pit slope of approximately 44 degrees (assuming a 47 degree interramp and flattening that about 3 degrees to account for ramp design) a number of theoretical pit shell runs were calculated. The "final" pit shell was based on a $0.75/tonne mining cost, an additional 0.5-cent per bench of depth below the 1550 elevation to both ore and waste and a

discount rate of 2% per bench or 10% per year assuming on average 5 benches are mined per year along the final wall.

The final pit was subdivided into five mining phases for the production schedule. The sum of the measured and indicated sulfide reserve using a $3.75 NSR cutoff grade is shown in Table 1-3.

The final pit was subdivided into five mining phases for the productions schedule. The sum of the measure and indicated sulfide reserve using a $3.75 NSR cutoff grade is shown in Table 1-3A. A breakdown of the proven (measured) reserves and the probable (indicated) reserves are shown in Table 1-3 B and Table 1-3C respectively.

Table 1-3 Pre-Feasibility Reserve Estimate

TABLE 1-3A: Tabulation of Mining Phases, $3.75 NSR Cutoff, Pre-Feasibility NSR Calculation
Measured & Indicated Only

	SULFIDE ORE						WASTE				TOTAL	
Mining Phase	ore ktonnes	NSR $/T	Lead %	Zinc %	Silver g/t	Gold g/t	overburden ktonnes	oxide ktonnes	sulfide ktonnes	total ktonnes	ktonnes	Waste/Ore Ratio
1	8,923	$10.42	0.49	0.90	45.71	0.294	9,738	15,790	4,452	29,980	38,903	3.36
2	12,807	$12.77	0.69	1.07	60.89	0.235	11,208	10,496	16,172	37,876	50,683	2.96
3	22,463	$9.90	0.32	0.94	39.92	0.348	7,877	14,772	19,571	42,220	64,683	1.88
4	18,449	$8.36	0.11	0.94	23.75	0.483	6,246	9,661	24,488	40,395	58,844	2.19
5	35,770	$9.61	0.30	0.88	38.57	0.362	12,593	11,273	62,736	86,602	122,372	2.42
Total	98,412	$9.93	0.34	0.93	39.65	0.359	47,662	61,992	127,419	237,073	335,485	2.41

TABLE 1-3B: Tabulation of Mining Phases, $3.75 NSR Cutoff, Pre-Feasibility NSR Calculation
Proven (Measured) Only

	SULFIDE ORE					
Mining Phase	ore ktonnes	NSR $/T	Lead %	Zinc %	Silver g/t	Gold g/t
1	7,922	$10.81	0.51	0.93	48.30	0.285
2	11,079	$13.65	0.73	1.14	65.25	0.250
3	17,611	$10.78	0.35	1.03	43.57	0.373
4	10,121	$8.95	0.13	1.02	25.54	0.504
5	22,911	$10.78	0.36	0.98	44.69	0.375
Total	69,644	$10.97	0.40	1.02	45.31	0.363

TABLE 1-3C: Tabulation of Mining Phases, $3.75 NSR Cutoff, Pre-Feasibility NSR Calculation
Probable (Indicated) Only

	SULFIDE ORE					
Mining Phase	ore ktonnes	NSR $/T	Lead %	Zinc %	Silver g/t	Gold g/t
1	1,001	$7.33	0.26	0.68	25.22	0.364
2	1,728	$7.09	0.44	0.58	32.99	0.139
3	4,852	$6.71	0.22	0.61	26.66	0.259
4	8,328	$7.63	0.09	0.85	21.57	0.459
5	12,860	$7.54	0.20	0.72	27.66	0.340
Total	28,769	$7.39	0.19	0.73	25.96	0.350
Total	98,413	$9.93	0.34	0.93	39.65	0.359

1.18 OTHER RELEVANT DATA AND INFORMATION (NOT USED)

1.19 INTERPRETATION AND CONCLUSIONS

In its "Peñasquito Scoping Study with Cost Estimate" dated July 2003, M3 identified the following seven conclusion items as needing further development. Following the description of these Scoping Study items, M3 indicates the further development that has taken place in this Pre-Feasibility Study.

1. "Verifications of 230 kV power line scheduled to be constructed by CFE and final negotiation of rates"

   CFE (Federal agency in Mexico in charge of power) has carried out a study for M3/Western Silver. The study indicates that the existing 115 kV line has 30 megawatts of power available to this project. This is normally sufficient for the design criteria tonnages indicated in the study.

   In addition, a new 400 kV cross-country line parallels the existing 115 kV line in the area of Concepcíon del Oro. Should further drilling of adjacent ore bodies justify a still larger tonnage operation, a new substation would need to be established at the 400 kV line to transform 400 kV power into 115 kV power.

2. "Further metallurgical testing to better quantify projected recoveries anticipated".

   M3 has carried out extensive metallurgical testing using the following laboratories:

LAB	FUNCTION
Dawson Metallurgical Laboratories	Flotation
G & T Metallurgical Services, Ltd.	Modal Analysis
Hazen Research, Inc.	Grinding

3. "Additional drilling program with both increased drilling density and verification of outer limits of ore body i.e., finalization of resources to reserves."

   Subsequent to the publication of the scoping study, additional drilling has taken place. The drilling program for this phase of the work is considered to be complete.

4. "Metal Prices".

For calculation of its Metals Prices, M3 has used an average of the past 3 years (per SEC suggested guidelines) plus future prices for the next 2 years. This average of a five year time span has resulted in the following prices used.

Gold .... $350/troy ounce
Silver .... $5.50/troy ounce
Lead $0.30/pound
Zinc............................. $0.45/pound

5. "Groundwater availability and verification of rates".

   Subsequent to the publication of the scoping study, M3 met with CNA (Federal agency in Mexico that regulates water) to discuss the project. CNA has subsequently issued a previously written report indicating the water resources in the area.

6. "Utilization of suitable used equipment, which is not considered in this study."

   For this Pre-Feasibility Study, all financial analyses have been based on using new equipment in the project. The potential usage of used equipment is considered to be an opportunity.

   M3 notes that the major advantage of used equipment is often in the shortening of schedule rather than the reduction of costs.

7. "Finalization of flowsheet and equipment including such possibilities as the elimination of the tailings thickener (the latter also related to both energy and water costs)".

   Major changes to the flowsheets resulting from the recent testwork include the addition of a carbon removal circuit and significantly increased power in the grinding circuit. Tailing thickener has been removed for this study. In addition, M3 has developed flowsheets for water and reagents.

1.20 RECOMMENDATIONS

1. The results of the base case economic analysis indicate that an after-tax IRR of 15.3% can be achieved based on the scenario envisaged in this report. The NPV is $53,900,000 at an appropriately conservative discount rate of 10%.

   Significant opportunities exist in the following:

- Exploration and testing of adjacent zones/deposits.
- Processing of oxide zone material.
- Increased precious metal recoveries. Testwork is currently in progress to identify options that may lead to increases.
- Used equipment for grinding section.

Based on the above, M3 recommends that this project be advanced to the Feasibility Study level.

2. If the permitting process can be completed and used major equipment consigned, M3 recommends that the schedule for this project be compressed to go on line as soon as practical to take advantage of the current uptrend in metal prices.

3. With the considerable expertise developed in the Mexico mining industry, M3 recommends the construction be by local and national contractors. An international contractor is not needed.

4. M3 is recommending that this project phases into a final feasibility study. Items that would be addressed in this feasibility study include the following:

   A. Completion of Environmental Impact Assessment (EIA)

   B. Completion of permit matrix.

   C. Geotechnical investigation into pit slope stability and plant site foundation design.

   D. Metallurgical testing for ore variability, e.g., ore at deeper levels appears to be more easily treatable and have higher potential recoveries.

   E. Groundwater Study (to be used in EIA).

   F. Additional Resource Estimation work and mine planning.

   G. Verification of availability of clay for pad liners.

   H. Quantification of economics for oxide material processing

   I. Initial exploration program for adjacent ore bodies

   J. Initial metallurgical testing for adjacent ore bodies.

K. Final Mine Planning for ore bodies.

L. Final decision on flowsheets and equipment sizing.

M. Selection of the most appropriate power supply option.

N. Update of Financial Model

1.21 REFERENCES

The pre-feasibility study includes information from the findings of others as listed below:

- "Peñasquito Project – Mineral Resource Estimate for the Chile Colorado Zone", date March 2004, prepared by SNC-Lavalin Engineers and Constructors Inc.
- Dawson interim report.
- "Peñasquito Grindability Evaluation", dated 19 January, 2004 prepared by Hazen Research Inc.
- "Modal Analysis of Test Products, Peñasquito Project, Mexico, M3 Engineering, KM1445", dated 27 January, 2004, prepared by G&T Metallurgical Services Ltd.
- "Modal Analysis of Test Products, Peñasquito Project, Mexico, M3 Engineering, KM1483", dated 26 February, 2004, prepared by G&T Metallurgical Services Ltd.
- "Phase II Pilot Plant Testing Program from the Peñasquito Deposit", dated 20 January, 2004, prepared by Mountain States R&D International, Inc.
- "Marketing Input Into Pre-Feasibility Study For The Peñasquito Project", dated February, 2004. Prepared by Neil S. Seldon and Associates.

1.22 DATE

The information in this report is current as of the 31st March, 2004.

1.23 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

A) Mine Operations:

The Chile Colorado mine plan will provide sulfide ore to a mill – floatation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. Both concentrates will have gold and silver credits. Table 1-4 shows the mine production schedule. The mining rate during commercial production is

7.3 million tonnes of ore per year and nominally 21.2 million tonnes of waste per year, until the waste tonnages reduces in year 10. The current sulfide reserve is 98.4 million tonnes with a life of mine waste to ore ratio of 2.4. Commercial production is scheduled for 13.5 years.

Table 1-4
Mine Production Schedule

Mining Year	SULFIDE ORE ktonnes	NSR $/T	Lead %	Zinc %	Silver g/t	Gold g/t	WASTE overburden ktonnes	oxide ktonnes	sulfide ktonnes	total ktonnes	TOTAL ktonnes
-2	0						7,715	1,585	0	9,300	9,300
-1 (note)	469	$8.58	0.20	0.67	29.97	0.518	1,989	13,080	1,262	16,331	16,800
1	6,831	$8.55	0.43	0.73	36.89	0.254	11,244	7,197	3,228	21,669	28,500
2	7,300	$9.70	0.52	0.83	44.79	0.204	2,486	4,490	14,224	21,200	28,500
3	7,154	$17.24	0.90	1.44	83.19	0.304	5,390	12,922	3,034	21,346	28,500
4	7,300	$7.07	0.23	0.61	27.65	0.303	3,916	1,904	15,380	21,200	28,500
5	7,300	$8.75	0.33	0.81	36.76	0.277	2,329	9,505	9,366	21,200	28,500
6	7,300	$11.12	0.32	1.12	43.11	0.409	7,457	995	12,748	21,200	28,500
7	7,300	$9.65	0.19	0.97	32.78	0.486	5,136	10,099	9,465	24,700	32,000
8	7,300	$8.39	0.13	0.96	23.67	0.476		215	24,485	24,700	32,000
9	7,300	$10.02	0.28	1.10	34.29	0.426			21,946	21,946	29,246
10	7,300	$7.82	0.36	0.64	35.18	0.217			8,347	8,347	15,647
11	7,300	$9.75	0.38	0.86	42.74	0.285			2,285	2,285	9,585
12	7,300	$11.42	0.31	1.04	46.32	0.437			921	921	8,221
13	7,300	$10.81	0.15	1.09	37.28	0.546			490	490	7,790
14	3,658	$7.71	0.09	0.86	23.96	0.409			238	238	3,896
Total	98,412	$9.93	0.34	0.93	39.65	0.359	47,662	61,992	127,419	237,073	335,485

Note: Schedule run at a fixed cutoff of $3.75/t NSR
Year -1 ore stockpiled and processed in year 1
Year 1 Processed Ore:
7,300 $8.55 0.42 0.73 36.45 0.271

Table 1-5
Mine Plan Basis

Available Days per Year	d	365
Available Shifts per Day	shifts / d	2
Available Shifts per Year	shifts / yr	730
Scheduled Operating Days / Year	d	365
Scheduled Operating Shifts / Year	shifts	730
Shift Duration	hrs	12
Available Time per Shift	min	720
Lunch Breaks Duration	min	60
Blasting Delays	min	20
Shift Change/Fueling Equipment Servicing Delays	min	25
Scheduled Operating Delays per Shift	min/shift	105
Net Scheduled Minutes per Shift	min	615
Job Efficiency (45 minutes production per schedule hour)	%	75
Net Productive Operating Time per shift	min	461
Net Productive Operating Time per shift for shovels and drills (no fueling)	min	473
Ore and Waste Rock		
Material - In Place Density	Kg /bcm	2,600
Swell %	%	35.0%
Swell Factor	*	0.74
Material Bulk Density	Kg /lcm	1,926
Moisture Content	%	8%
Alluvium		
Material - In Place Density	Kg/bcm	2,200
Swell %	%	55.0%
Swell Factor	*	0.65
Material Bulk Density	kg / lcm	1,419
Moisture Content	%	10%

The mine plan incorporates a conventional shovel (25 cubic metre) –truck (190 tonne) open pit mining operation with the basic parameters shown on Table 1-5.

1.23.1 Equipment Selection

The mining equipment sized to accommodate the mine plan at a production rate ranging between 81,400 to 91,400 tpd of total material (assuming 350 operating days per year) over the 15.5 years of mining (2 year pre-production period and 13.5 years of commercial production) consists of medium sized primary mining equipment and a selection of matched pit / dump support and maintenance equipment.

For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of P & H 2300 XPB shovels, a Caterpillar 994G loader, IR DMM2 blasthole drills and Caterpillar 789 haul trucks. Support equipment including track dozers, rubber tire dozers, excavator, and graders are assumed to be equivalent to the Caterpillar models.

Drilling will be carried out with crawler mounted, electrically powered, 266 mm rotary blasthole drills on 10 m benches on a 6.8 by 6.8 m hole pattern drilled with 2.0 m of sub-grade.

It is assumed that blasting will be carried out primarily with conventional ANFO explosive, supplied down- the- hole by a contractor. A powder factor of 0.20 kg / tonne has been used for explosives consumption estimation.

The primary loading units will be the P&H 2300 shovels equipped with a 25 cubic meter bucket. The Cat 994 front-end loader will be used for selective mining at ore/ waste contacts, low mining faces and in the tighter mining geometries. The loader will also be used for general and utility work around the mine property.

The 190 tonne class haul trucks will be the primary hauling unit for ore and waste.

1.23.2 Equipment Requirements

Major mining equipment requirements have been estimated on the basis of two shifts per day, seven days per week to a total of 350 days per year (assuming 10 holidays and 5 shut down days for weather or other reasons). The mine is scheduled to operate for a total of 700 shifts per year with four mining crews working on a 4 on and 4 off rotation.

Table 1-6 lists the mining and support equipment that has been selected, sized and evaluated for this plan. A detailed list of mining equipment requirements by year is included in Volume II of this report, Section 4.0. The list also includes estimated support equipment requirements.

Haul truck productivities over the life-of-mine were calculated on the basis of the fixed and variable components of the hauling cycle and travel distances to the primary crusher at the 1950 m elevation and to the waste dump.

Table 1-6 Mining Equipment Selection*

Equipment	Initial No Reqd	Maximum No Reqd	General Specification
Wheel Loader	1	1	Cat 994G,14 cu m, Rock Bucket
Electric Shovel	1	2	P&H 2300, 25 cu m, Electric
Haul Truck	3	15	Cat 789, 105 lcu m, 187 t, End Dump
Rotary Blasthole Drill	1	3	IR DMM2, 266 mm, Electric
Auxiliary Rock Drill	1	1	IR ECM 370,
Blasthole Stemmer	1	1	Cat 416C
Rubber Tire Dozer	1	2	Cat 824G, 4.51 m blade
Track Dozer	2	2	D10 R, 10SU, 18.5 cu m, Ripper
Grader	1	1	Cat 16H, 4.9 m
Cable Reeler	1	1	Cat 966G
Backhoe / Excavator	1	1	Cat 325, 2.2 cu m, with hammer
Water Truck	1	1	Cat 769, 35,000 liter
Flat Deck Truck	1	1	10 tonne crane, 30,000 kg GVW
Service / Welder / Steam Truck	1	1	25,000 kg GVW
Fuel / Lube Truck	1	1	25,000 kg GVW, 3500 liter
Pole Truck	1	1	30,000 kg GVW
Mobile Crane	1	1	40 tonne, Rough Terrain
Crew Bus	1	2	20 man
Light Plant	2	2	Diesel Generator
Pick-Up Truck, Mine Maintenance	2	2	1/2 tonne, Crew Cab, 4 x 4, Mine Maint.
Pick-Up Truck, Supervision and Eng.	4	4	4 x 4, Mine Supervision & Engineering
Integrated Tool carrier	1	1	Cat IT-62G, Tire Service / Maintenance
Pumps	1	1	Submersible, Pit Dewatering
Engineering Computers & Software	1	1	Drafting, Plotting, Engineering
Surveying Equipment	1	1	GPS Surveying System
Mine Maintenance Computers & Software	1	1	Inventory Control, Planning

* Selection assumes fire truck and ambulance are to the account of G&A area.
* Selection assumes existence of on - site bulk diesel / gasoline fuel storage with dispensing capability to fuel and haul trucks.
* Selection provides for full field fuel service to dozers, loaders, excavator and portable generators only. Trucks refueled at tank farm.

* Selection does not include step down transformers, switchgear and cabling for pit power.
* Selection does not include mobile equipment maintenance shop equipped with small tools, power tools, welders, hoists, lube dispensing

*See Table 4-7 for ongoing equipment requirements on a year by year basis.

1.23.3 Manpower

All personnel in the mine department will be Mexican nationals with the exception of expatriate mine and mine maintenance superintendents for the initial years of operations. (The Pre-production year and Year 1. It is expected that based on the unemployment levels in the area and the regional experience in mining, that there will be no difficulty staffing the project.

Mine operations and mine maintenance manpower complement has been estimated based on a two 12 hour shift per day, four-on-four-off, seven day per week operation for all unit operations. Supervision, engineering personnel and the blasting crews are scheduled to work on an eight hour day, five day per week rotation.

The number of equipment operators is based on the number of operating units, not on the number of total units in the fleet. It is assumed that some equipment operators are cross-trained on various types of equipment and can be reassigned as dictated by the daily job requirements and equipment availability.

Maintenance personnel requirements have been estimated on the basis of equipment requirements and utilization with adjustments to reflect an average mine-life ratio of about 0.8:1 mine maintenance personnel to mine operating personnel in the early years dropping to about 0.75:1 during later years of operation.

A summary life of mine manpower schedule is shown on Table 1-7.

Table 1-7
Summary Manpower Requirements

Area / Year	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Supervision	17	17	19	17	16	15	15	15	15	15	15	15	15	13	13	13
Mine Engineering	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9
Mine Operations	48	64	81	86	88	91	91	94	103	106	109	77	60	58	58	59
Mine Maintenance	37	50	64	68	69	72	72	74	79	82	82	57	44	42	42	43
Total - Mining	**111**	**140**	**173**	**180**	**182**	**187**	**187**	**192**	**206**	**212**	**215**	**158**	**128**	**122**	**122**	**124**
Ratio – Maint./Ops.	.77	.78	.79	.79	.78	.79	.79	.79	.77	.77	.75	.74	.73	.72	.72	.73

1.23.4 Mine Maintenance and Dry Facilities

A mine service complex will be provided adjacent to the plant site (Drawing 000-GA-02), that will include truck and support equipment repair and maintenance bays, a steam bay, a tire service bay and a welding bay. Fuelling facilities for haul trucks and small mobile equipment will be constructed. A mine dry which includes clean and dirty change areas, storage lockers and washroom/shower facilities will be constructed.

1.23.5 Explosive Magazines and AN Storage

Explosives supplies, office/shop facilities and AN storage facilities for mining operations will be supplied by a down-the-hole service contractor. High explosives will be stored in magazines, and AN will be stored in dispensing silos. The magazines will be fenced and located within the property boundary at least 0.5 km from the nearest mine facilities or populated areas.

Service roads connecting the magazine area, the AN storage silo, and the contractor's office / shop facilities will be constructed by the owner. Fuel oil for blasting will be supplied by the owner.

1.23.6 Pit Power

The electrical power to operate in-pit submersible sump pumps for mine dewatering, loading shovels, and blasthole drills will be distributed from the main site substation to in-pit and pit perimeter transformers and switchgear.

1.23.7 Mine Dewatering

The groundwater inflow into the Chile Colorado pit has been assumed to be minimal for purposes of this study. It is anticipated that groundwater inflow and pit runoff will be drained by ditches along haul roads and sumped in the pit floor for pumping out of the pit. Simple ditches along

pit rim perimeters will reduce the amount of surface runoff entering the pit.

Additional pumping capacity for flood control will be required for periods of intense precipitation during the wet season. A requirement for peak inflow pumping capacity has been assumed.

A mining support excavator will be available to provide ongoing road/runoff ditching and pit sump excavation capacity.

1.23.8 Engineering and Grade Control

The mine department personnel complement will include engineers, a surveyor, a geologist, a draftsman, grade control technicians, and a mine clerk that will carry out required mine engineering, surveying, geology, grade control, production planning, and production tracking tasks. The mine engineering department will be equipped with office computers, mine planning software, GPS surveying equipment, and CAD drafting stations and software. A truck dispatching system has not been included.

High grade ore, low grade ore and ore/waste contacts will be marked in the field to guide the ore loading operations to allow for selective mining with a minimum of dilution. Grade contacts will be defined with aid of sampled and assayed blasthole cuttings.

The maintenance clerk will schedule equipment maintenance, monitor repair parts inventories and track maintenance performance with the aid of maintenance scheduling software.

B) Recoverability.

This is discussed in paragraph 1.16 above.

C) Markets

At the time of this report no agreements have been made with any smelters and no discussions have been entered into with a view to concluding any agreements. Not withstanding this, some smelter operators have expressed interest in entering into discussions.

Market research has been performed by a specialist consultant. The follow is a summary of the findings:

The markets for the lead and zinc concentrates from Peñasquito fall into two categories, smelters within Mexico and smelters overseas. The overseas smelters are further divided into Asian and European markets.

It is assumed that all lead concentrate will be smelted in Mexico but it is possible that some will be smelted in overseas smelters. The assumed smelter terms for the lead concentrate represent "typical" terms for the Mexican market.

It is possible that there may be a market for zinc concentrate in Mexico. The report assumes that zinc will be split between local and overseas either Europe or Asia. Again the smelter terms and transport charges used in the calculations in this report represent an average of the typical terms deduced from the market research.

D) Contracts

Mining and mill operating costs as discussed later are derived from engineering estimates based on the current level of information available. They are not based on contract prices obtained from third parties. The rates used are viewed as being within the typical range for operations of this size.

Smelting, refining and transportation costs have been provided by an independent consultant specializing in this market sector. As noted in the previous section market contracts have not been discussed at this stage. Again the charges are deemed to be typical. The rates used vary slightly from the historical average but do not reflect the very low spot prices seen on the market at the moment.

Similarly the metal prices used are based on the recommendations of the marketing consultant and are consistent with long term averages and industry projections rather than the spot prices in place at the moment. The SEC practice of using three-year trailing averages has not been employed as it is felt that this practice is unreasonable conservative based on current conditions.

The following table compares metal prices:

Table 1-8 Metal Price Comparison

	Ag	Au	Pb	Zn
Scoping Study	$5.00	$ 325	$0.23	$ 0.45
Pre-Feasibility	$5.50	$350	$0.30	$0.45
Spot prices end Feb 2004	$6.73	$400	$0.42	$0.51
3-year trailing average plus 24 month futures	$5.99	$370	$0.294	$0.443

E) Environmental Considerations

The preparation of a full Environmental Impact Assessment in terms of Mexican federal legislation is in progress at the moment. The EIA is scheduled to be completed in parallel with the full feasibility study. At present it is anticipated that the study will comprise eight volumes as follows:

- Volume I - Environmental Impact Assessment
- Volume II - Risk Analysis
- Volume III – Land Use Change
- Volume IV – Environmental Impact Assessment, Power Line
- Volume V – Land Use Change, Power Line
- Volume VI – Environmental Impact Assessment, Access Road
- Volume VII – Land Use Change, Access Road
- Volume VIII – Aquifer Technical Study, Cedros Aquifer

A full index of the EIA is included in the main body of this pre-feasibility study.

The EIA is divided into the volumes listed above as the various sections are reviewed by different agencies. Work on the EIA is still in the preliminary stages.

Discussions have taken place with CNA, the federal agency responsibly for issuing permits for the extraction of water. The agency has indicated that a technical study of the aquifer from which the water is to be extracted, to confirm the adequacy of the aquifer, will be required before a permit is issued. This study will form Volume VIII of the EIA. Preliminary enquiries suggest that the aquifer is adequate. Proposals for the water study have been received from qualified consultants and are being evaluated at present.

Proposals have also been requested from qualified companies for the collection of baseline data on indigenous flora and fauna at the site. Proposals have been received and are being evaluated.

A list of the permits required for the start of construction and operation of the mine has been developed. This matrix is set out in full in Volume II of this pre-feasibility study. In all 31 permits will be required. The various permits on the matrix will be scheduled to ensure timely application and to track the approval process.

The project area was surveyed for possible presence of historical or cultural resources by the Institute of Anthropology and History (INAH). No significant historical or archaeological resources were found.

F) Taxes

Taxes have been calculated on a project basis in accordance with published Mexican taxation legislation. Additional details of how taxes have been applied can be found in Volume II of the pre-feasibility. Specialist taxation advice has not been solicited at this stage.

IVA (Impuesto Valor Agregado) is a value-added sales tax at the Federal level. This tax has not been included in the estimates.

PITEX (Programa de Importacion Temporal para Producir Articulos de Exportacion) is a federal program allowing a waiver of import duties on imported items that will exported at the end of the project. The cost of this program has been included in the estimate.

Income tax has been applied at a rate of 32% of taxable income and employee profit sharing at the rate of 10% of other tax profit. Of the employee profit sharing, 40% has been taken as tax deductible.

Total federal income tax paid over the life of the mine is $134,291,000

G) Capital and Operating Costs

The total plant capital cost is estimated as follows:

Direct Costs	$ 68,805,800
Engineering & Procurement	$ 5,504,500
Home Office Services By CM/Eng	$ 1,376,100
Field Services	$ 3,440,300
Total Contracted Cost	$ 79,126,700
Commissioning and Spare Parts	$ 3,099,900
Added Owner's Cost	$ 5,000,000
Total Contracted and Owner's Cost	$ 87,226,600
Contingency	$ 11,869,000
TOTAL	$ 99,095,600

Total mine equipment investment including on-going expenditure are estimated as follows over the life of the mine.

Initial Costs	$31,448,000
Sustaining Costs	$41,428,000
Sustaining Credits	$8,004,000
Total	$64,872,000

The capital cost of project has been estimated to a level of accuracy commensurate with a typical pre-feasibility study. The estimate is estimated to be accurate at the summary level to within plus 20% and minus 15%. A more detailed discussion of the estimates can be found in Section 9 of Volume II of this study.

The estimated process operating and maintenance costs are summarized in the following table:

Cost Area	$/tonne Ore
Manpower	0.162
Consumables	0.859
Reagents	0.7352
Power	1.391
Total	3.147

The estimated mine operating and maintenance costs have been calculated on an annual basis and are summarized as follows:

Year	$/tonne Mined
-1	0.617
1	0.622
2	0.516
3	0.577
4	0.580
5	0.609
6	0.608
7	0.618
8	0.625
9	0.664
10	0.727
11	0.843
12	0.912
13	0.958
14	1.001
LoM Avg.	0.657

General and Administration costs over the life of the mine are estimated in accordance with prevailing costs for hard rock mines, at a cost of $0.23/tonne for the mine and mill.

H) Economics

The smelter charges and recovery figures used in the project cash flow calculation were a result of more recent information and research than those used in the block model NSR calculation. Hence the life-of-mine NSR value produced by the cash flow calculation differs from the NSR associated with the block model and the pit schedule.

The economic results are based on a 100% equity calculation and indicate that with an after-tax and mandated profit sharing an IRR of 15.3% can be achieved. The corresponding after tax NPV is $245,454,934 at a zero discount and $53,900,000 at a 10% discount rate.

The life-of-mine cash cost per ounce of silver after operating costs, royalty, marketing charges and other cash costs, and using other metal credits, is $0.32.

Based on an extreme sensitivity analysis, using March 31, 2004 metal prices, an IRR of 26.4% can be achieved.

The sensitivity of the IRR and NPV to changes in basic factors is reflected in the table below:

Table 1-9

Sensitivity Analysis					
Case	Cummulative Net Cash Flow ($MM)	NPV @7% ($MM)	NPV @10% ($MM)	Payback (Years)	IRR (%)
Base Case	$245.4	$93.2	$53.9	4.9	15.3%
Metal Price Variation					
Metal Price +20%	$424.8	$206.5	$149.8	3.0	24.5%
Metal Price +10%	$335.1	$149.8	$101.9	3.6	20.0%
Metal Price -10%	$155.6	$35.8	$5.0	6.7	10.2%
Metal Price -20%	$65.9	($24.1)	($47.0)	11.3	4.4%
Capital Cost Variation					
Capital Cost +20%	$228.8	$74.9	$35.0	5.7	13.0%
Capital Cost +10%	$237.1	$84.1	$44.6	5.3	14.1%
Capital Cost -10%	$253.6	$102.2	$63.2	4.4	16.7%
Capital Cost -20%	$261.9	$111.2	$72.4	3.9	18.3%
Operating Cost Variation					
Operating Cost +20%	$179.6	$48.9	$15.4	6.3	11.3%
Operating Cost +10%	$212.5	$71.1	$34.7	5.6	13.3%
Operating Cost -10%	$278.2	$115.1	$72.9	4.2	17.3%
Operating Cost -20%	$311.1	$137.0	$91.9	3.8	19.4%
Ore Grade Variation					
Ore Grade +20%	$379.5	$177.2	$124.8	3.3	22.1%
Ore Grade +10%	$312.4	$135.2	$89.4	3.8	18.8%
Ore Grade -10%	$178.2	$50.7	$17.9	6.2	11.6%
Ore Grade -20%	$111.0	$7.2	($19.4)	9.3	7.5%
Mill Recovery Variation					
Mill Recovery +10%	$275.8	$117.2	$75.9	3.8	17.9%
Mill Recovery -10%	$214.9	$68.7	$31.4	6.2	12.9%
Metal Price Variation	$457.3	$228.4	$168.9	2.9	26.4%
March 31, 2004 Prices					

I) Payback

Based on the cash flow schedule in the previous section it can be seen that the payback of the initial capital investment will be realized in 4.9 years

J) Mine Life

The proven and probable reserves identified at present, together with the selected production rate result in a mine life of 13.5 years.

1.24 ILLUSTRATIONS

FIGURE 1-1
OUTCROP BRECCIA/AZUL BRECCIA


Cross-Section
El Sotol
Outcrop Breccia
Nieves
La Palma
El Chamisal
Peñasco
Mazapil
Peñasco S
Azul NE
Azul Breccia
Luna Azul
Chile Colorado
Drill Hole
Mag Contour
Mineralization
Margin of Hydrothermal Alteration
Breccia Dike
Fault
Quartz-Feldspar Porphyry Intrusive
Diatreme Breccia
Siltstone
0 Meters 500
Geologic Map of the Peñasquito Project
Zacatecas, Mexico
T. Turner 03

FIGURE 1-2 PROJECT SITE PLAN


DIRT HIGHWAY
ACCESS ROAD
115 KV POWER LI
TOPSOIL STOCKPILE
HIGH GRADE ORE STOCKPILE

FIGURE 1-3
PROJECT REGION PLAN


TORREON
SMELTER
SALTILLO
PENASQUITO
MINE
CONCEPCION
DEL ORO
ZACATECAS

FIGURE 1-4 OCEAN PORTS FOR SHIPPING CONCENTRATE


HERMOSILLO
TOPOLOBAMPO
PORT
TORREON
SMELTER
PENASQUITO
MINE
ZACATECAS
TAMPICO
PORT
MANZANILLO
PORT
VERACRUZ
PORT

Production Statistics and Financial Analysis		20,000 Metric Tons Per Day																			
		Lead Price =		$0.30		Zinc Price =	$0.45		Silver Price =	$5.50		Gold Price =	$350								
		Total	PPN-3	PPN-2	PPN-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
	Days per Year		365	365	365	365	365	365	365	365	365	365	365	365	365	365	365	365	183		
Mine Production Statistics																					
Ore	Mined (t)	98,412,000	0	0	469,000	6,831,000	7,300,000	7,154,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	3,658,000		
Waste	Mined (t)	237,073,000	0	9,300,000	16,331,000	21,669,000	21,200,000	21,346,000	21,200,000	21,200,000	21,200,000	24,700,000	24,700,000	21,946,000	8,347,000	2,285,000	921,000	490,000	238,000		
Stripping Ratios:	Total Waste:Ore	2.41	0.0	0.00	34.82	3.17	2.90	2.98	2.90	2.90	2.90	3.38	3.38	3.01	1.14	0.31	0.13	0.07	0.07		
Total Material Mined (t)		335,485,000	0	9,300,000	16,800,000	28,500,000	28,500,000	28,500,000	28,500,000	28,500,000	28,500,000	32,000,000	32,000,000	29,246,000	15,647,000	9,585,000	8,221,000	7,790,000	3,896,000		
Plant Production Statistics																					
Total Milled	(kt)	98,412,000	0	0	0	7,300,000	7,300,000	7,154,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	7,300,000	3,658,000		
Overall Grade Milled	Lead - Percent	0.34%	0%	0.00%	0.00%	0.42%	0.52%	0.90%	0.23%	0.33%	0.32%	0.19%	0.13%	0.28%	0.36%	0.38%	0.31%	0.15%	0.09%		
	Zinc - Percent	0.93%	0%	0.00%	0.00%	0.73%	0.83%	1.44%	0.61%	0.80%	1.12%	0.97%	0.86%	1.09%	0.64%	0.86%	1.04%	1.09%	0.86%		
	Gold - g/t	0.3590	0	0.0000	0.0000	0.2705	0.2056	0.3049	0.3049	0.2775	0.4111	0.4865	0.4762	0.4283	0.2159	0.2844	0.4386	0.5482	0.4111		
	Silver - g/t	39.6494	0	0.0000	0.0000	36.9412	44.8523	83.3045	27.6871	36.7802	43.1701	32.8264	23.7024	34.3373	35.2281	42.8000	46.3838	37.3318	23.9936		
Concentrate Production	Lead Concentrate (t)	509,063				45,191	56,595	95,994	25,032	35,916	34,828	22,192	15,184	32,704	42,048	44,384	36,208	17,520	5,267		
	Zinc Concentrate (t)	1,437,859				81,923	93,639	159,210	68,819	90,255	126,358	112,009	110,854	125,865	73,903	99,307	120,092	125,865	49,762		
Contained Metal Factors																					
	Lead in Concentrate (t)	287,175				25,265	31,595	53,593	14,112	20,205	19,787	12,766	8,905	18,617	23,496	24,908	20,515	10,265	3,146		
	Zinc in Concentrate (t)	834,601				48,944	56,369	95,821	40,003	52,729	72,491	63,513	62,276	72,038	44,263	58,436	69,164	70,732	27,822		
	Gold in Concentrate (oz)	626,471				31,697	24,090	35,019	35,734	32,521	48,180	66,135	64,738	58,218	29,342	38,657	59,614	74,518	28,006		
	Silver in Concentrate (oz)	102,923,274				6,926,357	8,409,659	15,306,927	5,191,234	6,896,164	8,094,240	6,462,576	4,666,330	6,760,040	6,935,414	8,426,104	9,131,652	7,349,570	2,367,009		
	Equivalent Silver - Ounces	280,460,831				18,106,279	20,818,319	36,008,149	14,108,804	17,930,194	22,451,220	19,972,912	17,439,332	21,549,910	17,172,848	21,146,178	23,909,636	21,939,570	7,907,480		
Cash Flow and Economic Indicators																					
Capital Cost - $'s																					
Total Capital (Initial + Sustaining)		$ 164,421,700		$ 24,577,000	$ 98,116,700	$ 14,882,000	$ 1,947,000	$ 210,000	$ 2,097,000	$ 432,000	$ 1,947,000	$ 2,232,000	$ 12,273,000	$ 4,383,000	$ 683,000	$ 642,000	$ -	$ -	$ -	$ -	
Salvage Value		$ (10,004,000)										$ (4,332,000)	$ (1,088,000)	$ (2,584,000)					$ (2,000,000)		
Total Working Capital		$ (299,300)		$ 1,965,000	$ 3,398,900	$ 5,016,000	$ 1,322,000	$ 3,297,000	$ (3,889,000)	$ (76,000)	$ 1,253,000	$ (306,000)	$ (575,000)	$ 731,000	$ (1,017,000)	$ 672,000	$ 860,000	$ (149,000)	$ (10,021,200)	$ (2,480,000)	######
Revenue - $'s	Metal Sales $'s	$ 1,753,048,000	$ -	$ -	$ -	$ 91,834,000	$ 123,545,000	$ 202,687,000	$ 109,344,000	$ 107,514,000	$ 137,603,000	$ 130,251,000	$ 116,452,000	$ 134,000,000	$ 109,592,000	$ 125,701,000	$ 146,362,000	$ 142,769,000	$ 66,756,000	$ 8,638,000	
Cash Operating Costs - $'s																					
Mine, Processing, G&A		$ 554,353,000	$ -	$ 5,736,000	$ 11,455,000	$ 39,596,000	$ 41,100,000	$ 41,168,000	$ 42,010,000	$ 41,978,000	$ 42,266,000	$ 44,654,000	$ 45,885,000	$ 45,691,000	$ 37,842,000	$ 33,386,000	$ 32,522,000	$ 32,439,000	$ 16,425,000	$ -	
Shipping & Refining		$ 597,309,000	$ -	$ -	$ -	$ 37,412,000	$ 43,607,000	$ 74,557,000	$ 28,960,000	$ 38,169,000	$ 49,732,000	$ 43,008,000	$ 40,187,000	$ 48,906,000	$ 34,638,000	$ 43,741,000	$ 49,443,000	$ 47,046,000	$ 17,903,000	$ -	
Employee Profit Sharing	1	$ 42,890,100	$ -	$ -	$ -	$ -	$ -	$ 763,100	$ 3,193,200	$ 2,475,800	$ 4,262,600	$ 3,911,700	$ 2,458,400	$ 3,224,200	$ 3,067,000	$ 4,239,000	$ 6,098,200	$ 6,098,900	$ 3,098,000		
Royalty		$ 23,114,000		$ -	$ -	$ 1,088,000	$ 1,599,000	$ 2,563,000	$ 1,608,000	$ 1,387,000	$ 1,757,000	$ 1,745,000	$ 1,525,000	$ 1,702,000	$ 1,499,000	$ 1,639,000	$ 1,938,000	$ 1,914,000	$ 977,000	$ 173,000	
Property Tax		$ 800,000	$ -	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ -	
Reclamation & closure		$ 815,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 260,000	$ 555,000	
Depreciation		$ 139,846,000	$ -	$ -	$ 24,529,000	$ 28,250,000	$ 28,736,000	$ 28,789,000	$ 4,784,000	$ 1,172,000	$ 1,172,000	$ 1,677,000	$ 4,221,000	$ 5,209,000	$ 4,893,000	$ 4,495,000	$ 1,427,000	$ 331,000	$ 161,000	$ -	
Total Production Costs		$ 1,359,127,100	$ -	$ 5,786,000	$ 36,034,000	$ 106,396,000	$ 115,092,000	$ 147,890,100	$ 80,605,200	$ 85,231,800	$ 99,239,600	$ 95,045,700	$ 94,326,400	$ 104,982,200	$ 81,989,000	$ 87,550,000	$ 91,478,200	$ 87,878,900	$ 38,874,000	$ 728,000	
Income from Operations - $'s		$ 393,920,900	$ -	$ (5,786,000)	$ (36,034,000)	$ (14,562,000)	$ 8,453,000	$ 54,796,900	$ 28,738,800	$ 22,282,200	$ 38,363,400	$ 35,205,300	$ 22,125,600	$ 29,017,800	$ 27,603,000	$ 38,151,000	$ 54,883,800	$ 54,890,100	$ 27,882,000	$ 7,910,000	
Net Income After Taxes - $'s		$ 259,629,900	$ -	$ (5,786,000)	$ (36,034,000)	$ (14,562,000)	$ 8,453,000	$ 52,452,900	$ 18,928,800	$ 14,676,200	$ 25,268,400	$ 23,188,300	$ 14,573,600	$ 19,112,800	$ 18,181,000	$ 25,129,000	$ 36,149,800	$ 36,154,100	$ 18,365,000	$ 5,379,000	
Payback - Years from Startup		4.9				1	1	1	1	0.93	0	0	0	0	0	0	0	0	0	0	
Property Economic Indicators:																					
Net Smelter Return (NSR) - $		$ 1,155,739,000				$ 54,422,000	$ 79,938,000	$ 128,130,000	$ 80,384,000	$ 69,345,000	$ 67,871,000	$ 87,243,000	$ 78,265,000	$ 85,094,000	$ 74,954,000	$ 81,960,000	$ 98,919,000	$ 95,723,000	$ 48,853,000	$ 8,638,000	
Silver Cash Cost -Net of Byproduct Credits - $/oz		$ 0.31				$ 0.87	$ 0.76	$ (0.98)	$ 3.23	$ 1.52	$ (0.03)	$ 0.18	$ 0.34	$ (0.15)	$ 1.63	$ (0.08)	$ (1.02)	$ (1.83)	$ (0.15)		

Economic Statistics

NPV Discount Rate	NPV $'s (000's) After Tax
0%	$245,357,500
7%	$93,169,831
10%	$53,903,957
IRR	15.3%

APPENDIX E

Dr. Conrad E. Huss, P.E., Ph.D.
M3 Engineering & Technology Corporation
2440 W. Ruthrauff Rd., Suite 170
Tucson, Arizona USA 85705
Phone: 520-293-1488 / Fax 520-293-8349
Email: chuss@m3eng.com

CERTIFICATE of AUTHOR

I, Dr. Conrad E. Huss, P.E., Ph.D., do hereby certify that:

1. I am Executive Vice President and Chairman of the Board of:

   M3 Engineering & Technology Corporation
   2440 W. Ruthrauff Rd., Suite 170
   Tucson, Arizona USA 85705

2. I graduated with a degree in Bachelor's of Science in Mathematics and a Bachelor's of Art in English from the University of Illinois in 1963. I graduated with a Master's of Science in Engineering Mechanics from the University of Arizona in 1968. In addition, I earned a Doctor of Philosophy in Engineering Mechanics from the University of Arizona in 1970.

3. I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil and in Structural engineering. I am also registered as a professional engineering in the States of California, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah and Wyoming.

4. I have worked as an engineer for a total of thirty-five years since my graduation from the University of Illinois. I have taught at the University level part-time for 5 years and as an assistant professor for one year.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled "Peñasquito Pre-Feasibility Study" dated March of 2004 as amended and restated November 8, 2004 and as further amended and restated December 10, 2004 relating to the Western Silver Peñasquito property. I visited the Peñasquito property on the 24th and 25th of September 2003 for one day.

7. I have had prior involvement with the property that is the subject of Technical Report. The nature of my prior involvement is preparation of a "Scoping Study with Cost Estimates," dated July 2003.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11[1]. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th Day of December 2004.



Signature of Qualified Person

Conrad Huss, PE

Print name of Qualified Person

[1] If an issuer is using this certificate to accompany a technical report that it will file only with the exchange, then the exchange recommends that this paragraph is included in the certificate.

APPENDIX E

Jerry T. Hanks P.E.,
7307 W. Mesquite River Drive
Tucson, Arizona 85743 USA
Phone: 520-579-9720
Email: jerryhanks@hotmail.com

CERTIFICATE of AUTHOR

I, Jerry T. Hanks, P.E., do hereby certify that:

1. I am self-employed as a metallurgical and mineral processing engineer. My office is located at 7307 W. Mesquite River Drive, Tucson, Arizona 85743 USA.

2. I am a graduate of the Colorado School of Mines with the degree of Metallurgical Engineer, 1963.

3. I am a registered professional engineer in good standing in the states of Arizona (#21106) and Colorado (#10042), USA. I am a member in good standing of the Society of Mining, Metallurgy, and Exploration (SME).

4. I have practiced metallurgical and mineral processing engineering for 42 years. I worked for mining and exploration companies including ASARCO, AMAX and Phelps Dodge Exploration (PDX) for thirty years and for engineering companies (The Ralph M. Parsons Company and E&C International) for seven years. I have been self-employed for five years following retirement from PDX in 1999.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 5, "Metallurgy," of the technical report titled "Peñasquito Pre-Feasibility Study" dated March of 2004 as amended and restated November 8, 2004 and as further amended and restated December 10, 2004 relating to the Western Silver Peñasquito property. I also oversaw the 2003-2004 process design test work. I visited the Peñasquito property on the 24th and 25th of September 2003 for one day.

7. I have not had prior involvement with the Peñasquito property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and certify that Section 5 of the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th Day of December 2004.


Registered Professional Engineer (Metallurgical)
CERTIFICATE NO.
21703
JERRY T.
HANKS
Date signed 12-10-04
ARIZONA, U.S.A.

Signature of Qualified Person

Jerry T. Hanks, PE
Print name of Qualified Person

[1] If an issuer is using this certificate to accompany a technical report that it will file only with the exchange, then the exchange recommends that this paragraph is included in the certificate.

Appendix H – Resource Calculation, March 2004

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDICES

2.0 PROPERTY DESCRIPTION

Except as noted, the information in Section 2.0 was provided by Western Silver.

2.1 Location and Access

The Peñasquito Project area covers approximately 37,986 hectares.

The Peñasquito Project is located in the Concepcion del Oro district, Zacatecas State, Mexico at approximately 24°45′ N latitude/101°30′W longitude. The property is located approximately 12 kilometres west of the village of Mazapil (population of 540).

Figure 2.1-1 is a general location map for Zacatecas state reprinted from the Geological-Mining Monograph of the State of Zacatecas, 1992 Edition.

Access to the project is provided through a series of well maintained paved, cobble and gravel roads. The town of Concepcion del Oro (population of 8,000), located approximately 34 km to the east, lies along Mexican highway 54, a well maintained, paved highway accessing the major centres of Zacatecas, approximately 250 km to the southwest and Saltillo, approximately 125 km to the northeast.

From Concepcion del Oro, approximately 12 km of cobble road rises up and over the mountains. This road, though well maintained, is rough and includes two sharp switchback turns. Once the mountain pass has been traversed, the road switches again to pavement, through the village of Mazapil to a point approximately 3 km east of the Outcrop Breccia outcrop that lies within the Peñasquito claim group.

In 2003, the state has surveyed the road and extended the pavement as far as Peñasco. There is a paving project at the other end of the highway near Nieves, approximately 150 km southeast of Mazapil. It is Minera Penasquito's understanding that the eventual plan is to pave the road from Mazapil to Nieves and put in a new east access that will cross the head of Mazapil Valley and connect to the paved road at Las Lajas which is already connected to the Zacatecas-Saltillo Highway.

Figure 2.1-2 is a general location map of Zacatecas state reprinted from the Geological-Mining Monograph of the State of Zacatecas, 1992 edition, showing some of the infrastructure discussed above.

Figure 2.1-1: General Location Map – Peñasquito Project


CONSEJO DE RECURSOS MINERALES
GEOLOGICAL MINING MONOGRAPHS
STATE OF ZACATECAS
104°
103°
102°
101°
25°
24°
23°
22°
COAHUILA
DURANGO
SAN LUIS POTOSI
AGUASCALIENTES
JALISCO
RIO GRANDE
FRESNILLO
ZACATECAS
GULF OF MEXICO

Figure 2.1-2: Location and Infrastructure – Peñasquito Project


CONSEJO DE RECURSOS MINERALES
GEOLOGICAL MINING MONOGRAPHS
STATE OF ZACATECAS
ZACATECAS
FRESNILLO
EXPLANATION

2.2 Title and Ownership

Section 2.2 provides a description of title to the Peñasquito property provided by Western Silver.

In March 2003, Western Silver provided SNC-Lavalin with a legal opinion regarding title and related matters to the mining concessions held by Minera Penasquito, prepared by Mexican Attorney Dr. Francisco Heiras Mancera dated February, 2002.

The property list of mining concessions comprising the Peñasquito project contains information provided by Western Silver as at March 13, 2003 and is presented in Table 2.2-1:

Table 2.2-1: List of Peñasquito Mining Concessions

No	Name	Type	Title	File No.	Area (Ha)	Date Issued	Expiry Date
1	El Peñasquito	Exploitation	196289	43/885	2.00	16-Jul-93	11-Jul-11
2	La Pena	Exploitation	203264	07/1.3/547	58.00	28-Jun-96	27-Jun-46
3	Las Penas	Exploitation	212290	07/1.3/00983	40.00	29-Sep-00	28-Sep-50
4	Alfa	Exploitation	201997	7/1.3/485	1,100.00	11-Oct-95	11-Oct-45
5	Beta	Exploitation	211970	8/1.3/01187	2,054.78	18-Aug-00	17-Aug-50
6	Mazapil	Exploitation	218409	07/13591	1476.00	5-Nov-02	4-Nov-52
7	Mazapil 2	Exploitation	218420	7/13597	2,396.68	5-Nov-02	4-Nov-52
8	Mazapil 5	Exploration	208719	7/13852	50.00	11-Dec-98	10-Dec-04
9	Red Concha	Exploration	215503	7/13859	23,304.69	7-Nov-00	6-Nov-06
10	Mazapil 4	Exploration	215450	7/13881	4,355.10	22-Feb-02	6-Nov-06
11	Mazapil 6	Exploration	208719	93/16896	36.00	22-Feb-02	21-Feb-08
12	Mazapil 3 F.I	Exploration	217001	93/17880	1,950.00	14-Jun-02	13-Jun-08
13	Mazapil 3 F. II	Exploration	217002	93/25905	1,161.97	14-Jun-02	13-Jun-08
	Total:				37,985.91		

According to Dr. Francisco Heiras Mancera:

- All concessions of the Peñasquito project are legally and beneficially held by Minera Penasquito, S.A. de C.V., a Mexican mining company duly incorporated pursuant to the laws of Mexico;

- The core mining concessions (numbered 1-5 in the above table) were acquired in 1998 from Minera Kennecott, S.A. de C.V. ("Kennecott") including the title holding, the rights derived from the mining concessions as well as the obligations of Kennecott to the former concession holders. The remaining concessions were acquired directly by Western Silver;

- The title for each of the concessions is valid until the date set out in Table 2.2-1, subject to fulfilling the requirements of the Mexican mining legislation including payment of annual fees and taxes.

In November 2003 Western Silver provided another letter from their attorney Dr. Francisco Heiras Mancera who certified specifically that the Alfa claim that totally covers the Chile Colorado orebody is valid and in full compliance of its obligation. The following excerpt summarizes details:

> *" ...On October 29, 1999 Minera Penasquito, S.A. de C.V., acquired from Minera Kennecott, S.A. de C.V., the rights derived from mining concession title described below, by virtue of an Assignment of Rights Contract, registered at the Public Registry of Mining of the general Direction of Mines, of the Ministry of Economy, of the Republic of Mexico, on February 21, 2000, under number 256, of volume 10, of the Book of Mining Acts and Agreements.*

Concession name:	*Alfa*
Original Title Holder:	*Jose Guadalupe Duron Santillan*
Secondary Title Holder:	*Minera Kennecott, S.A. de C.V.*
Current Title Holder:	*Minera Penasquito, S.A. de C.V.*
Type of concession:	*Exploitation*
Title Number:	*201997*
File Number:	*7/1.3/485*
Municipality and State:	*Mazapil, Zacatecas*
Mining Agency:	*Saltillo, Coahuila*
Area:	*1,100.00 Hectares*

Registration Number:	*97*
Page:	*49*
Volume:	*287*
Registration Data:	*October 11, 1995*
Book:	*Mining Concessions*
Issued:	*October 10, 1995*
Termination Date:	*October 10, 2045*

The above mentioned mining concession is, as far as I am aware, valid and in full compliance of its obligations."...

SNC-Lavalin has not reviewed any information with respect to royalty or underlying agreements during the preparation of this report.

2.3 Historical Information

The following section is summarized from historical Kennecott and Minera Penasquito reports stored at site and made available to SNC-Lavalin in 2002 and 2003.

The Concepcion del Oro district is a historically active mining district in Mexico with roots dating back to the 16th century. Several small mining operations are still active in the area and several larger operations have been abandoned as the deposits were exhausted.

The Peñasquito property may have been examined as early as the late 1800's. Some minor shafts were completed in the area in the 1950's but the property remained largely unexplored until Kennecott Exploration Ltd. began examination of the property in 1992 when one of its senior geologists examined what is now referred to as the Outcrop Breccia, a quartz-feldspar porphyry, Caracol sediment breccia situated near the centre of the claim group (Photograph A-1, Appendix A shows the Outcrop Breccia outcrop).

Kennecott explored the Peñasquito Project extensively from 1994 through to 1997, completing several geophysical and geochemical surveys. Kennecott also completed 71 reverse circulation and diamond drill holes to test the Outcrop Breccia, Azul Breccia and

Chile Colorado zones. A large, 250 hole rapid air blast ("RAB") drilling program, which defined numerous, coincident anomalies throughout the claim holdings was completed during the 3rd and 4th quarters of 1997. These anomalies have not been investigated till Western Copper's involvement.

In 1998, Western Copper acquired a 100% interest in the property from Kennecott. Western Copper subsequently completed a diamond drilling program and some geophysical work in 1998. Western Copper focused its exploration efforts on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. in 2000. Hochschild proceeded to complete 4,601 metres of drilling centered mainly on the Chile Colorado anomaly. Hochschild returned the property to Western Copper after completing its analysis of the drill results.

Western Copper, through its Mexican subsidiary Minera Penasquito, completed initially 6,906 metres of drilling on the Chile Colorado anomaly in the spring of 2002. Encouraged by the results, Minera Penasquito commissioned a follow up program that was ongoing until December 2003.

In Spring 2003, Western Copper Holdings Ltd. changed its name to Western Silver Corporation and has continued the exploration of the Peñasquito deposit.

2.4 Topography and Environment

The terrain is typical of the central portion of Mexico with the deposit hosted on the floor of a broad valley surrounded by moderately rounded mountains. The property is approximately 1900 metres above sea level. Numerous arroyos cut through the valley.

The area is very arid with most precipitation occurring in June and July. According to the Geological Mining Monograph, the mean temperature and precipitation, where the property is located, is 22° C and 700 mm respectively. Rainfall is more common during the summer months.

Numerous types of cacti and palm trees dominate vegetation near the project area.

2.5 Infrastructure

The following section, describing the local infrastructure, was taken from the Geological Mining Monograph of the State of Zacatecas, published in 1992 by the Consejo de Recursos Minerales, augmented through discussions with Minera Penasquito staff.

Zacatecas state features a large highway system that includes three federally managed highways, numbers 45, 54 and 49. Highway 45 crosses the entire state from the southeast to the northwest. Highway 54, connecting the major centres of Guadalajara and Monterrey, crosses the entire state from the southwest to the northeast. Highway 49 connects the central mining region (Fresnillio and Zacatecas) and the south-eastern mining region (Real de Angeles and Pinos) to the state of San Luis Potosi to the east.

Several paved and gravel state roads and gravel trails connect into the state highway system providing access throughout the state of Zacatecas.

Electricity to the town of Mazapil is supplied by the main Mexican power grid via a 34 kW access line. The access line originates in Saltillo and follows Highway 54 to Concepcion del Oro. The closest generating stations are located in Torreon and Monterrey.

Government highway maps indicate that there are two railheads in close proximity to the project area. One at Terminal, located approximately 10 km to the northeast, the second at Concepcion del Oro, approximately 22 km to the east.

The nearest international airport is located in Saltillo, Coahuila state, approximately 125 km to the northeast of Mazapil. The second international airport, that services the entire state, is located approximately 20 km northeast of Zacatecas, the capital of the state.

The state offers a broad network of microwave and satellite communications. Both local and long distance telephone service covers most of the state. Telephone and internet service is available at Minera Penasquitos' offices in Mazapil and at the site as well.

Surface water is typically scarce but diamond drilling indicates the presence of a perched water table at a depth of between 50 – 90 metres below surface. Although no test work has been completed, numerous wind driven water wells were observed in the area and the well that provided the drill with water, suggest that there may be an aquifer with sufficient potential to provide water for the project.

Minera Penasquito states that the well providing water to the drill(s) features an electric submersible pump run by a 4 cylinder diesel generator and the well has provided sufficient water to operate two drills continuously during a two month period.

Several underground mines were observed to be operating in the immediate area. Most of these operations are small and employ a modest workforce.

In November 2003, Minera Penasquito maintained a three-room office/bunkhouse trailer and a large warehouse facility just outside Mazapil (see photographs in Appendix A). The warehouse is used to store diamond drill core and select sample rejects. It also serves as a warehouse for field supplies. The core splitting area is at the rear of the building and this area features it's own water tanks. Water must be hauled to the tanks by truck. The site has electricity and the office/bunkhouse trailer can accommodate two people.

In October 2002, Minera Penasquito leased a six bedroom house in the village of Mazapil. This facility can accommodate 10 people.

Additional accommodations (hotels) and dining facilities (restaurants) are available locally in the town of Mazapil.

2.6 Conclusions and Recommendations

SNC-Lavalin has not seen or reviewed any legal documents with respect to the royalty payments or any other obligations Western Silver has to meet. SNC-Lavalin has not conducted an independent investigation on legal titles on the property and has relied solely on information provided by Western Silver for the purposes of this report.

In 2003, Minera Penasquito acquired a basic weather station, which allows for the manual collection of temperature and precipitation data at the site. Collection of the environmental baseline data, particularly for the annual precipitation, is required for any feasibility study.

Based on SNC-Lavalin's visual observations during site visits, it is SNC-Lavalin's opinion that the available infrastructure at the site to be adequate to support the on-going exploration of this deposit. Continued and planned development of the project may require additional infrastructure development, the exact requirements of which fell outside the scope of SNC-Lavalin's site visit.

3.0 GEOLOGY

The information in this section of the report, unless otherwise noted, has been based on the following sources:

- Information provided between 2002 and 2004 by Western Silver for all Kennecott, Hochschild and Western Copper/Western Silver drilling campaigns in a form of electronic database, field notes, reports;
- Mexico Government publications;
- Two site visits by SNC-Lavalin's geologists and a resource estimator in May 2002 and November 2003 and discussions between SNC-Lavalin and Western Copper/Western Silver at that time.

SNC-Lavalin has reviewed the geology of the region, and also the local and property geology. Western Silver reports that a total of 57 reverse circulation holes and 38 diamond holes have been completed since the last report dated March 2003; 20 of the 38 diamond holes are located in the Chile Colorado area.

3.1 Regional Geology

The contents of this section are derived from two sources:

- Mexico Government map entitled: Geologic Map and Structure Sections, Concepcion del Oro District, Zacatecas, Mexico, 1:50000 scale.
- October 2001 report prepared by Tom Turner entitled: Reconnaissance Exploration Survey for the Peñasquito Project, Municipio de Mazipil, Zacatecas, Mexico.

The regional geology of the area is well understood and has been extensively mapped.

Concepcion del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2,000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200 metre thick limestone sequence.

The oldest rocks in the region are the Caopas Formation, a series of complexly folded and metamorphosed marine volcanics and volcanoclastic rocks of felsic to intermediate composition with pelitic sediments. The age of the Caopas Formation is unknown.

These rocks are unconformably overlain by the Triassic aged Huizachal Formation, a series of redbed siltstones and sandstones with interbedded red andesites. The top of the Huizachal Formation is defined by evaporate gypsum beds.

The Huizachal Formation is unconformably overlain by a thin conglomerate unit known as the La Joya Formation. This in turn is overlain by the Jurassic to Cretaceous aged sedimentary rocks of the rocks of the Mexico Geosyncline.

The youngest rocks in the district are the late Eocene to mid Oligocene aged intrusive rocks and breccia pipes. The intrusives tend to be of felsic to intermediate composition and generally tend to be localized along the horst and graben structural zones.

Figure 3.1-1 shows the plan view of the regional geology; Figure 3.1-2 shows the Geological Column as presented in the Geological-Mining Monograph of the State of Zacatecas, 1992 edition. Table 3.1-1 summarizes the regional geological column.

Figure 3.1-1: Plan View of the Regional Geology


Mazapil
38
43
44
45

Source: Tom Turner

Figure 3.1-2: Regional Geological Column – Peñasquito Project


CONSEJO DE RECURSOS MINERALES
GEOLOGICAL MINING MONOGRAPHS
STATE OF ZACATECAS
STAGES
UNITS
SYMBOLS
LITHOLOGY
MESOZOIC

Table 3.1-1: Geological Column – Peñasquito Project Area

Period	Epoch	Unit	General description and comments
Paleogene	Oligocene	Intrusives	Felsic to intermediate composition intrusive stocks, dykes, sills and stockworks
		Mazapil Conglomerate	Conglomerate unit
	Eocene		Granodiorite
	Paleocene		
Cretaceous		Parras Shale	Predominantly shales
		Caracol Formation	Interbedded shales and sandstones, minor calcareous and carbonaceous sections *Host for Peñasquito mineralization*
		Indidura Formation	Primarily shales and calcareous siltstones with minor argillaceous limestones
		Cuesta del Cura Limestone	Limestones
		La Pena Formation	Increasing chert, limestones
Jurassic		Cupido Limestone	Limestone with minor chert *Historic unit hosting significant mineralization*
		Taraises Formation	Limestones, argillaceous limestones *Historic unit hosting significant mineralization*
		La Caja Formation	Predominantly calcareous siltstones with minor limestones
		Zuloaga Formation	Predominantly limestone with minor chert
		unconformity	
		La Joya Formation	Thin basal conglomerate
Triassic		unconformity	
		Huizachal Formation	Top denoted by evaporate gypsum beds Redbed siltstones and sandstones with interbedded porphyritic red andesites
		unconformity	
		Caopas Formation	Metamorphosed and complexly folded felsic to intermediate volcanic and volcanoclastic rocks with pelitic sediments

Sources: Turner, 2001

1:50,000 Geology Map of the Concepcion del Oro District

3.2 Local Geology

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline, according to Turner (2001). The oldest rocks in the area are the Upper Jurassic aged, massive to coarsely bedded limestones of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

Photograph 3.2-1: shows the topography of the Penasquito area reflecting the flat-lying valley sediments.



The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales and calcareous siltstones and argillaceous limestones overlie the Cuesta del Cura limestone.

The Upper Cretaceous Period rocks of the Caracol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition. The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 M years in age.

3.3 Chile Colorado Geology

The Chile Colorado deposit, according to Minera Penasquito's interpretation, is hosted entirely within the rocks of the Caracol Formation. The bedding appears to be largely flat based on observations from the drill core where the dip of the hole generally tends to equal the core angles of the bedding. Soft sediment textures are common throughout the sediments.

Outcrop in the area is extremely rare with only one small (1,000 m^2) outcrop occurring to the north of the anomaly. This outcrop, known as the Outcrop Breccia, is a quartz feldspar breccia with fragments of Caracol sediments and quartz feldspar porphyry. It is believed that this breccia is Tertiary aged, closely related to the periods of intrusive activity. Photograph A-1 (Appendix A) shows the Outcrop Breccia outcrop.

A second breccia, known as the Azul Breccia, occurs to the south of the Outcrop Breccia and lies immediately north of the Chile Colorado anomaly. This breccia has the same composition and is of the same age as the Outcrop Breccia.

The Chile Colorado zone is localized along the southern margin of the Azul Breccia pipe, which is localized at the intersection of two structural trends.

A large granodiorite stock is interpreted to be present at depth (+1,000 metres). This interpretation is based on analysis of geophysical data collected by Kennecott and Western Copper during earlier field programs. To date, reported drilling results have not intersected this intrusive.

Numerous dykes, sills and stockworks crosscut the Caracol sediments following both minor faults and fracture zones. To date, three principle directions have been identified with NS, EW and WNW directions.

3.4 Geological Model and Legend

The geology, both on a regional and local scale, is well understood. All of the Peñasquito professional field personnel demonstrated a strong understanding of the geology of the deposit and were very effective at communicating this knowledge to SNC-Lavalin.

Minera Penasquito has developed a geological legend for the project, which is derived from the geological legend defined by the regional mapping of the district. This has established a direct link to the regional geology and is extremely useful in maintaining the continuity of the mapping at both a regional and local scale.

The geological legend, currently being used, is somewhat simplified but appears to be effective in describing the geology at a deposit level. A summary of the geological legend used in the logging is provided in Table 3.4-1.

Table 3.4-1: Property Geological Legend

	Code	Description
Sedimentary Rock		
Alluvium	Qal	Alluvium: Unconsolidated gravels - Caliche conglomerate
Sandstone	Kuc(SD)	Caracol: Coarse bedded, calcareous turbidite sandstone
Siltstone	Kuc(SLS)	Caracol: Laminar bedded calcareous turbidite siltstone with interbedded sandstone beds. May be peletic and carbonaceous with common soft sediment deformation
Intrusive Rock		
Sediment Chert Diatreme Breccia	Bxc	Grey, hydrothermal breccia containing 50 - 80% clasts of Caracol sediments in a milled Caracol matrix
Intrusive Diatreme Breccia	Bxa	Grey to white hydrothermal breccia with dominant Caracol clasts and lesser quartz, feldspar porphyry clasts in a milled Caracol matrix. Commonly quartz - sericite altered
Veins		
Sulphide Vein	Svn1	Coarse grained weakly banded sphalerite-galena-argentite with minor pyrite
	Svn2	Coarse grained pyrite with lesser sphalerite-argentite and late quartz carbonate
Carbonate Vein	Cvn	Banded, opaque white to oyster carbonate vein with minor pyrite and occasional galena-sphalerite.

3.5 Structure

The Peñasquito deposit lies in a flat-bottomed syncline lying between two anticlines that form ridges to the north and south of the project area. Bedding planes in the Caracol Formation suggest a flat to gentle dip to the west. Photograph A-2 (Appendix A) shows the syncline between two ridges.

Three fault-fracture sets affecting the property have been identified by Minera Penasquito. The first set is oriented SE with a steep NE dip, the second N with steep E dips and the third E with steep N dips. The SE trending set is dominant and exhibits left-lateral displacement. Secondary faults, parallel to this dominant set, have a flat dip to the SW and reverse displacement. The faults have been interpreted to have been active before, during and after mineralization.

Stockwork veins and breccia dykes have been mapped at Chile Colorado and have been noted in all three directions described above. Locally, these veins and dykes are interpreted by Minera Penasquito to form a stair step pattern from NE to SW. The Chile Colorado deposit has been slightly offset by post-mineral movement along the SE striking faults.

The two diatreme breccia pipes identified in the project area are interpreted to have formed along a dominant SE striking faults and fault splays to the N and E.

3.6 Alteration

According to Minera Penasquito, Chile Colorado deposit includes varying levels of quartz-sericite, quartz-sericite-pyrite and quartz–sericite-pyrite-carbonate alteration. Alteration appears to be strongly controlled by both structure and lithology. In general, the intensity of the alteration appears to be related to the porosity of the host rock units as the beds are intersected by the fault and fracture zones. Sandstones generally tend to exhibit a higher degree of alteration than the finer siltstones.

Minera Penasquito has interpreted the alteration at Peñasquito to be phyllic, grading into a retro-skarn assemblage at depth approaching the buried intrusives. Tables 3.6-1 and 3.6-2 summarize the primary and secondary alteration the Chile Colorado deposit.

Table 3.6-1: Chile Colorado Primary Hydrothermal Alteration Classification

PC-Alteration:

Weak-moderate disseminated pyrite with pyrite-calcite veinlets. Pyrite bands often occur along bedding and adjacent to the pyrite-calcite veinlets. Trace-minor sphalerite-galena may be present in the veinlets. The host sediment is soft, calcareous and not bleached.

Weak QSPC-Alteration:

Weak to moderate silicification with moderate disseminated pyrite and pyrite-calcite veinlets. This alteration is an important host for vein and sandstone-hosted mineralization. The altered sediments are hard, calcareous and not bleached.

Moderate-Advanced QSPC-Alteration:

Moderate to advanced silicification with disseminated pyrite, pyrite-calcite and pyrite veinlets. This alteration is also an important host for vein and sandstone-hosted mineralization. The altered sediments are hard, calcareous and moderately bleached.

QSP-Alteration:

Advanced silicification with abundant disseminated pyrite with pyrite and pyrite-quartz veinlets, minor fluorite. This is a minor host for veinlet and breccia dike mineralization and an important host for disseminated sandstone-hosted mineralization. The altered sediments are hard and non-calcareous with an intense mottled bleach.

QSPCT-Alteration:

A retrograde skarn alteration assemblage of quartz-sericite-pyrite-calcite-tremolite. The presence of tremolite bands parallel to bedding and calcite veinlets are the two factors utilized to identify this alteration type in the field. The altered sediment is hard, siliceous, has weak carbonate in matrix and an intense mottled bleach with white tremolite bands.

QSPG-Alteration:

Also a retrograde skarn alteration noted by the presence of minor grossularite in quartz veinlets and disseminated in the matrix. It is considered to be a poor host for both vein and disseminated mineralization. The altered rock is hard, pyritic, weakly calcareous with an advanced bleaching.

Table 3.6-2: Chile Colorado Secondary Hydrothermal Alteration Classification

Propylitic Alteration:
A dull gray-green alteration with chlorite-epidote-calcite-pyrite-sericite-silica alteration mineral suite with calcite-pyrite and quartz-pyrite veinlets. Weak disseminated and veinlet copper mineralization is common. Thin granodioritic dikes may occur with this alteration.
Clay-Calcite Alteration:
A late veinlet-fracture controlled clay alteration with calcite-pyrite-clay-talc veinlets. Hematite and sulfosalts partially replace primary disseminated groundmass pyrite. Hematite and sulfosalts are also present in calcite-pyrite-sphalerite veinlets. This alteration may be a potential important host for late disseminated and veinlet mineralization. The alteration has a white mottled colour with spots of clay-talc and clay selvages that rim pyrite-calcite-clay-talc veinlets.

Minera Penasquito has interpreted a late clay-carbonate alteration overprint and has *also identified propylitic alteration adjacent to the intermediate dykes that they believe is* a late stage alteration feature.

The outermost alteration shell consists of disseminated pyrite with pyrite-calcite veinlets ("PC"). This grades into weak to advanced quartz-sericite-pyrite-carbonate alteration ("QSPC") followed by quartz-sericite-pyrite ("QSP") alteration and quartz-sericite-pyrite-tremolite ("QSPCT") and quartz-sericite-pyrite-grossularite ("QSPCG") alteration.

According to Minera Penasquito, the overall hardness of the host rocks in the Chile Colorado area increases with the intensity of alteration.

Minor clay sericite alteration has been identified but is not common.

Oxidation extends from surface to approximately 80 metres down from surface.

3.7 Deposit Type and Mineralization

According to Minera Penasquito, the Ag-Zn-Pb mineralization in the area is related to two closely spaced diatremes and occurs both within and around these diatremes.

The Chile Colorado Ag-Zn-Pb mineralization anomaly occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone and shale. The mineralization has been interpreted to represent stockworks.

The veins strike north-south and east-west with steep to vertical dips. The vein stockwork occupies the outer and less intensely altered shell of the large quartz sericite alteration halo.

It is believed that the stockwork has been localized by a north-south trending fracture zone, extending south from the Azul diatreme. The north-south fracture system intersects the east-west fracture system, which parallels the southern contact of the Azul diatreme. Figure 3.7-1 displays the plan view of the Azul Breccia and Chile Colorado fracture zones.

Figure 3.7-1: Plan View of the Azul Breccia and the Chile Colorado Fractures Zones showing some Drill Hole Collars


Brecha Azul
Halo de alteración
Cuarzo - Sericita -
Pirita
0
500
METROS
Chile Colorado

Source: T. Turner

Areas where the veining and fracture filling are most intense generally correspond to areas of highest grade.

The current geological model for the property suggests that the Ag-Zn-Pb mineralization may form elongate ore bodies radiating outward from fracture fill and veining mineralization where sandstone beds are cut by the former style of mineralization. Figure 3.7-2 shows the plan view of the interpreted features by Minera Penasquito.

Figure 3.7-2: Plan View of Minera Penasquito's Interpreted Features


Azul Breccia
SS Long-Section
SS Cross-Section
1820
1950
1810
1750
1720
Section 727,140 N
Section 230,450 E
Breccia Dike
QSP±C Alteration, Bleached
Sandstone, 1750 - top of bed
Siltstone
Sulfide veinlet stockwork± disseminated sulfide in sandstone
Sulfide Veinlets
Fault
DDH
1750-1800 M Geologic Map
of the
Chile Colorado Ag-Au-Zn-Pb Deposit
Meters

Source: T. Turner

Historical documents note that the local mineralogy is dominated by sphalerite, pyrite and galena with minor amounts of argentite, tetrahedrite, chalcopyrite and pyrhottite and rare native silver and gold. Minera Penasquito's geologists have not noted either pyrhottite or native gold in the drill core examined to date. The site geologists have identified polybasite and pyargyrite in the drill core.

Fluorite is also common where sphalerite and galena are abundant.

Figure 3.7-3: Cross Section Looking North, Shows the Geology Near the South Limit of the Mineralization.


W
Facing North
E
W 26
M 11
W 15
M 7
M 17
M 46
W 8
Alluvium
Base of Oxidation
Meters
1,900
1,800
1,700
1,600
W 1
P 28
P 19
P 27
P 32
Breccia Dike
QSP±C Alteration, Bleached
Sandstone
Siltstone
>50 g/t Ag
>100 g/t Ag
Sulfide Vein Stockwork
Fault
Chile Colorado Cross-Section 727.040 N
0
100
200
Meters

Source: T. Turner

Sphalerite and galena associated with carbonate and pyrite, tend to occur as massive veins generally 1 – 30 cm in thickness. This mineralization also occurs as fine fracture filling in very tight, narrow fractures and also as fine grained disseminated grains within the coarse grained sandstone units. The amount of each mineral is highly variable from one fracture filling to another.

Pyrite, sphalerite and galena have also been observed as discrete crystals and accretions within sandstone units. Pyrite also tends to be localized along carbon partings in the sedimentary beds and can also be occasionally observed in the siltstones. Figure 3.7-4 shows the relationship between alteration and mineral zoning.

Late stage carbonate and pyrite fracture filling can be observed throughout the sediments.

Figure 3.7-4: Relationship of Hydrothermal Alteration to Mineral Zoning


Vein and Disseminated Gangue
Alteration
Vein and Disseminated Sulfides-
Fresh Siltstone
PG
Weak QSPC
QSPC
+ Hardness
No Bleaching
Weak
Bleaching
Advanced
Calcite
Quartz
Fluorite
2%
Pyrite
+15%
Sphalerite
Galena
"Polybasite"
Argentite
Tetrahedrite
Stibnite
Chile Colorado Hydrothermal Alteration and Mineral Zonation

In addition to the veining, fracture filling and disseminated mineralization, fine grained pyrite, galena and sphalerite have been observed within the matrix of the sedimentary and intrusive breccias.

Table 3.7-1 summarizes mineralization codes utilized in drill core coding.

Table 3.7-1: Chile Colorado Mineralization Codes

Mineralization Code	Mineralization Description
SfPy	Sulfide Vein. Sediment Hosted: Sph-Ga-Argentite with minor Py-carbonate (Associated with alterations: Arg, SeSi and Sf)
PySf	Sulfide Vein. Sediment Hosted: Py with lesser Sph-Argentite and late Qtz-Carbonate. (Associated with alterations: SeCa and SeSi)
CaPy	Carbonate Vein. Sediment/Breccia Hosted: With minor Py and occasional Ga-Sph.
CaSf	Calcite-Py-Ga-Sph veinlets. Breccia hosted: Ga-Sph-carbonates in a core, Py peripheral.

3.8 Geological Interpretation

Geological interpretation, provided by Western Silver, consists of series of computer generated vertical sections and cross-sections spaced 50 meters apart. These sections show manually drawn outlines of topography, overburden, and oxide and sulphide zones for both Chile Colorado and Azul Breccia pipe. Western Silver depicted contact between the bottom of the oxidation and the sulphide zone at the elevation specified in the drill hole logs. The border between Chile Colorado and Azul Breccia zones was established based of the lithological codes from the geology description file.

Dave Owen, SNC-Lavalin's geologist reviewed the provided sections and his comments follow:

- The North-South sections (facing west) and the East-West sections (facing north) interpreted by Minera Penasquito outlined a mineralized zone of Chile Colorado sulphides with a NSR above $4.00 per tonne. The NSR values were approximated by Western Silver using metal equity equations applied to hole samples that include the following parameters: $400.00/oz Au at 60% recovery, $5.75/oz Ag at 85% recovery, $0.25/lb Zn at 85% recovery and to be conservative, no credit for Pb was used.
- The mineralized zone is composed of Caracol siltstones and sandstones, with various degrees of alteration, mainly Quartz-Sericite/Silica-Pyrite and Quartz-Sericite-Pyrite-Carbonate; this alteration is readily identifiable in the drill core. The alteration also includes minor Argillic and Pyrite-Silica.
- Similar lithology units and alteration types are noted from drill hole to drill hole and occur within and outside the mineralized equity domain. The metal equity values with NSR above $4.00 per tonne form a continuous zone from hole to hole and section to section. This reflects the mineralized sulphide zone of the Chile Colorado.
- Once the sections were reviewed, plans at 50 m intervals were constructed by SNC-Lavalin. The sulphide mineralization outlines with NSR values above $4.00/t were plotted on each plan. This confirms that the interpretation on the North-South and the East-West sections forms continuous mineralized zone and is valid. There is a good sulphide and NSR continuity between the two sets of vertical sections and the horizontal plans.
- The conclusion drawn is that the Chile Colorado Mineral Resource is an inventory of mineralization that, under realistically assumed and justifiable

technical and economic conditions, might become economically extractable upon completion of a positive feasibility study. SNC-Lavalin notes that the economic potential of the mineral resource estimate has not been investigated nor demonstrated by SNC-Lavalin.

The following are geological notes by D. Owen on various areas immediately outside the sulphide mineral resource domain:

- **NW Extension:** Good mineralized intersection indicates a possible northwest extension (note drill hole WC-60 on section 229,700E). Two sections to the east have not been drilled. Infill drilling is required to prove continuity of mineralization. SNC-Lavalin recommends drilling holes in a north direction, to intersect the zone at right angles. It seems quite obvious that the west mineralized limit does not end abruptly at section 229,800E.

- **SW Extension:** Outlined by two drill intersections outside the mineralized envelope and indicates a southwest striking mineralized structure. Follow up drilling is required to trace the structure to the southwest.

- **Stringer Zone:** These mineralized stringers form a continuous zone immediately to the east of the main Chile Colorado zone. A tonnage and grade calculation should be completed for this area. Based on grade, the area may or may not be included in the Mineral Resource estimate.

- **East Extension:** Lack of drilling complicates the interpretation of the east mineralized limit. Requires advancing the drill coverage eastward. The objective of the drill program is to infill, prove continuity and delimit the east end of the Chile Colorado mineralization. There is a possibility that further drilling may expand the economic limit to the east.

- **Section 230,200E:** Isolated stringer zone to the south of the Stringer Zone. Follow up with shallow holes east and west of this section, on 25 m centers. The area may influence the slope of the pit wall, if this zone is economic.

- **Sections 229,900E, 229,950E, 230,000E 230,050E:** Due to a lack of drilling, the south contact has been interpreted on section and looks reasonable. On plan, the contact jumps around, changing strike quite rapidly over short strike lengths, making an irregular contact.

3.9 Conclusions and Recommendations

During the 2002 site visit SNC-Lavalin reviewed selected core available from Minera Penasquito core library. In respect of Chile Colorado SNC-Lavalin observed core geological units consistent with units described in Section 3. The rocks, observed during the site visit, are consistent with the description of the Caracol Formation as described for Chile Colorado with the geology dominated by calcareous and carbonaceous sandstones and siltstones, which exhibit definite bedding planes and occasional soft sediment deformation.

During the 2002 site visit, SNC-Lavalin was able to review and independently log some core selected from the core library marked as hole WC16. SNC-Lavalin has included a copy of the geological log in its March 2003 report. Observation of the core confirms that the mineralogy described above is valid. Sphalerite, galena and pyrite occur as fracture filling and veins, generally less than 2 cm in thickness but occasionally as massive veins, less than 0.5 metres in thickness. These minerals can occur alone or in combination with each other and they often include significant carbonate.

SNC-Lavalin reviewed the geological interpretation presented on most recent sections and cross-sections provided by Western Silver in January 2004. Based on the continuity of the sulphide domain above NSR $4.00/t, SNC-Lavalin constructed outlines of the sulphide mineralization on plans. SNC-Lavalin concluded, based on the information reviewed, that there is a good geological continuity between sections and plans that enables one to outline and estimate mineral resources for the Penasquito deposit. The additional drilling outside of sulphides of the Chile Colorado zone, identified in Section 3.8, is required to extend the known limits of mineralization and to prove continuity of extensions. This should have a high priority as the results may impact on the pit outline.

The current geological model for Chile Colorado zones is based mostly on the similar lithologies and elevated grade values (converted into NSRs). This model is continuous on the sections and plans. There is a strong possibility that each of the zones could be further subdivided into tighter sub-domains based on different levels of alternation, structural features and mineralization. SNC-Lavalin would recommend further work to continue the geological interpretation of Chile Colorado and examine the possibility of tightening domain constrains. It is recommended to investigate accommodating different alteration types (weak, moderate and strong), mineralogy and structural features, that should further constrict the geological domains of the computer model.

4.0 EXPLORATION, PROCEDURES AND METHODOLOGY

The following Sections 4.1 through 4.3 summarize information contained in Kennecott and Minera Penasquito Exploration Reports and a review of several Kennecott and Minera Penasquito maps depicting the geophysical and geochemical results and a drill hole database. The reported factual information and observations in these reports are assumed by SNC-Lavalin to be fully, fairly and accurately described. Sections 4.4 through 4.6 contain SNC-Lavalin notes and observations generated during the site visits of the property and results of SNC-Lavalin's analyses.

4.1 Geophysics

Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 through to 1997. The aeromagnetic survey of the region defined an 8 km x 4 km, NS trending magnetic high centered roughly on the Outcrop Breccia.

Kennecott completed air and ground based magnetic surveys, airborne radiometric surveys, gravity and induced polarization surveys over most of the claims. Kennecott also completed a Controlled-Source Audio-Frequency Magneto-Telluric ("CSAMT") surveys that detect changes in resistivity to depths of up to 400 metres and can identify and outline rudimentary induced polarity ("IP") chargeability anomalies. Western Copper also completed an additional CSAMT survey on the Chile Colorado and Azul Breccia anomalies in 1998.

Magnetometer surveys suggest the presence of deep-seated granodiorites. In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the project area.

According to Tom Patton of Western Silver, many of the anomalies outlined by the geophysical surveys have been confirmed through diamond drilling and assaying.

4.2 Geochemistry

Kennecott completed an extensive rapid air blast ("RAB") drilling campaign across much the Peñasquito project area after the discovery of the Chile Colorado deposit. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from the top of the bedrock unit. Analytical results confirmed the presence of many of the

anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies.

Only two RAB holes tested the western portion of the Chile Colorado and a single hole the eastern portion of the Chile Colorado.

According to Tom Patton of Western Silver, the anomalies outlined by RAB drilling programs were noted to be coincident with anomalies defined by geophysical surveys. In addition, several of the RAB anomalies were confirmed through diamond drilling.

4.3 Exploration Drilling

Several different operators explored the Peñasquito property during various drilling campaigns since 1992. Table 4.3-1 summarized exploration drilling activities during this period up to January 7, 2004 in the Peñasquito project area provided by Western Silver. Figures 4.3-1 and 4.3-2 show the location of drill holes on the entire property and Chile Colorado area only as of January 2004. A list of all drill holes provided and their collar coordinates is included in Appendix B, Table B-1.

The majority of exploration drilling concentrated in three main areas: Chile Colorado, Azul Breccia, Outcrop Breccia and their immediate vicinities. Drilling patterns vary for these three areas: approximately 50 x 50 meters in the Chile Colorado zone, irregular 100 x 100 m in the Azul Breccia and a larger irregular pattern in the Outcrop Zone. At present, only Chile Colorado is drilled sufficiently to allow mineral resource estimation but exploration and in-fill drilling is carried out on the rest of the property.

Table 4.3-1: Summary of Drilling Activities for the Peñasquito Project

Drilling Campaign	Period	Drilling Type	Hole Names	Number of Drill Holes	Meters of Drilling	Average Hole Length (m)
Kennecott	1995-1997	Reverse Circulation, Diamond Drilling	PN01- PN71	71	23,324.71	328.52
Western Copper	1998	Diamond Drilling	WC01-WC09	9	3,184.90	353.88
Hochschild	2000	Diamond Drilling	MHC01-MHC14	14	4,601.18	328.66
Western Copper	2002	Diamond Drilling	WC10-WC54	45	19,644.90	436.55
Western Silver	2003	Reverse Circulation	S01 – S57	57	6,845.19	120.09
Western Silver	2003	Diamond Drilling	WC55-WC91	38	15,155.41	398.83
Totals/Averages (excl. S01-S57)				177	65,911.10	372.38

Kennecott completed its drilling throughout the Peñasquito area: approximately 23 holes were drilled in the Outcrop Breccia zone, 15 holes in the Azul Breccia, 13 holes in the Chile Colorado zone and the remaining holes scattered irregularly outside these zones. Initially Kennecott drilled vertical holes in attempt to get a good geological information but, after completing the first 10-12 holes, the drilling switched orientation to azimuth mostly 0° or 180° and an average hole dip from 60 to 70°. An average hole length of Kennecott drilling is 328.5 meters, with 13 holes having a length exceeding 500 meters. The drill holes are a mixture of reverse circulation and diamond drilling with many holes drilled using both methods: the upper part utilizing reverse circulation and the deeper portion drilled with diamond drilling.

Eleven out of fourteen holes completed by Hochschild tested the Chile Colorado area. Their length range from a minimum of 245 meters to a maximum of 452.3 meters and average length of 328.7 meters. Prevailing drilling orientation of Hochschild holes is azimuth of 90° (or perpendicular to this direction) and an average dip that varies between 50 and 70°.

Western Copper drilling activity concentrated mostly on the Chile Colorado zone where a total of 42 holes were located. The remaining holes are located as follows: 8 holes in the Azul Breccia, 1 hole in the Outcrop Breccia and 3 holes outside of main zones. The holes were drilled approximately 400 meters deep, most of them directed 90° E or 270° W with approximate dip of 60°.

Western Silver's 2003 drilling program encompassed 57 holes utilizing reverse circulation drilling and 38 diamond holes. The RC holes were located outside of Chile Colorado area, mostly in the Outcrop Breccia and its vicinity. Therefore they do not contribute to the mineral resource estimate of the Chile Colorado zone. Out of the 38 new diamond holes, 20 are located in the Chile Colorado area, 3 in the Azul Ring and 2 inside the computer model boundaries. The holes drilled in the Chile Colorado zone were infill holes designed to delineate the zone or upgrade the previous mineral resource estimate. All of them are oriented either north or south with dips ranging from 55 to 70 degrees.

Western Silver reported in its geological logs that core recovery is good, approximately 94% in oxides and 98% in sulphides. SNC-Lavalin observed the whole core and half core laid out in the core shack and agrees that core recovery is consistently very good through mineralized intersections.

Figure 4.3-1: Peñasquito Property – Drill Hole Location and Traces

229000 229500 230000 230500

Outcrop Breccia

729000
728500
728000

Azul Breccia

727500

Chile Colorado

727000
726500

Minera Penasquito S.A. de C.V.

Penasquito Property

Drillhole Location and Traces

-100 0 100 200 300 400

Figure 4.3-2: Chile Colorado Area – Drill Hole Location and Traces


Azul Breccia Zone
Chile Colorado Zone
Chile Colorado Zone
Drillhole Locations and
Traces
-60
0
60
120
180
240
727600
727400
727200
727000
726800
229600
229800
230000
230200
230400
230600
230800
PN71
PN68
PN03
PN06
S03
WC60
MHC14
WC28
WC91
WC73
WC74
WC01
WC79
MHC11
WC44
PN35
PN33
PN38
WC22
WC23
WC25
WC41
WC37
WC58
WC45
WC43
WC35
WC49
WC48
WC50
WC47
PN27
PN32
WC85
WC86
WC87
WC89
PN41
WC18
MHC06
WC88
WC08
WC80
WC78
WC53
PN28
PN19
WC82
WC75
WC77
WC19
WC56
WC34
WC31
WC27
WC30
WC64
WC93

4.4 Procedures and Methodology

4.4.1 General Documentation

Most of the following data collection and security documentation, as described in Section 4.4, was noted by David Owen, P. Eng., P. Geo., Senior Geologist, on a site visit, in November 2003. The corresponding photographs were taken by David Owen and the documentation was either observed by D. Owen and/or described by Chile Colorado personnel as noted below. All photographs referred to in this section are presented in Appendix A.

SNC-Lavalin reviewed the available documentation during the site visit. The data was stored in file cabinets and map racks in the project office. The data consists of historical and current drill logs and geological, geophysical and geochemical basic information, along with maps and other relevant reports.

The original assay certificates for the Kennecott and Hochschild drill programs were not on site. All the Western Copper/Western Silver original assay certificates were available on site. SNC-Lavalin noted several photocopies for some of the original Kennecott assay certificates for the holes from PN03 through PN38; there were none found for the later holes.

According to T. Patton, documented geotechnical drill core logging procedures are being followed, while the geological logging is continually being checked for accuracy and consistency.

The geological sections and plans are hand drafted on mylar and maintained up-to-date. The corresponding geological legend is displayed on the wall. Mexican geological maps and internal reports are available on site.

4.4.2 Hole Location and Alignment

At the time of the site visit, Minera Penasquito was locating all drill holes by a compass and chain survey from completed drill holes. The geologist spots the collar of a new hole and stakes the fore site and back site. The machine is then set up on the hole and the geologist checks the azimuth and dip of the hole. The geologist re-checks the setup on his next visit to the drill site.

All the hole collars drilled prior to September 2002 were surveyed by an independent surveyor, Carrillo Gallegos Consultores on September 19, 2002. On the completion of

each hole, the hole is surveyed as the rods are pulled up the hole. Major Drilling, the drill contractor, uses a single shot, through the bit survey instrument. A company representative does not currently supervise the down-hole surveying.

According to T. Patton on completion of each drill hole, a cement plug is placed over the hole and the site is restored to its original condition. An independent local contractor surveys the hole at a later date. Photograph A-3 shows the restored drill site and Photograph A-4 shows the cement monument marking the hole collar.

SNC-Lavalin observed that many of the original survey camera disks are kept with geological logs for the 2003 drilling. SNC-Lavalin did not validate the original disk readings against reported down-hole survey data but instead compared the survey data recorded on the original log sheets with the original reading recorded; no errors were found except some omissions.

The file, containing current collar coordinates and down-hole survey data, was provided by Western Silver on January 7, 2004; this data was used in mineral resource estimates. On February 11, 2004 Western Silver provided corrections to four drill holes, three located in the Chile Colorado and one in the Azul Breccia areas. The differences within Chile Colorado area range from 20.5 meters for WC74, 25.78 meters for WC75 to 28.8 meters for WC73. According to Western Silver, these differences were caused by a mathematic error. After discussion with Western Silver it was decided to leave the generated computer model unchanged and implement these corrections at the next stage of the Study. SNC-Lavalin notes that these errors would not make a significant change in the resource estimate.

4.4.3 Core Collection and Transportation

According to Minera Penasquito personnel, the core boxes are sealed at the drill and loaded into the back of a pick up truck to be transported to the logging facility. After a run has been completed and the rods are pulled out, the core is removed from the core barrel and placed in the core boxes. This follows standard procedures developed for core placement in the core boxes.

Small wood tags mark the footage at the end of each run. The rods are 'imperial' units while the tags and logging are in 'metric' units. The drill hole number and box number are marked on each filled core box by the drill helper.

The truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes are loaded into the truck and placed in a crisscross pattern. The boxes

are then secured to the truck by tie down ropes to prevent movement on the short drive to the secure core logging enclosure. Photograph A-5 shows core being unloaded in the secure core logging enclosure

Once the core arrives at the logging facility, the boxes are laid out in order and the tops are removed. The core is washed to remove grease and dirt. The depth markers are checked and the core is measured into one metre intervals. The depth "from" and "to" for each box is noted on both the top and bottom covers of each box.

4.4.4 Core Logging and Sample Site Enclosure

The core logging/sampling cutting areas and the core shed/trailer office buildings are all enclosed within a seven-foot high chain link fence. Two feet of barbed wire has been installed on top of the fence. The gate is locked at night. This particular operation has been in existence for nine years. There has been no reported breach of security. The enclosure is isolated, with the town of Mazapil less than a kilometer away.

Within the core logging enclosure is a permanent brick building which houses the entire core drilled since 1992, when Kennecott was the operator. Five diamond saws occupy the overhang area on the north side of the building. Empty bags for sample collection and other small equipment occupy another small brick building. The trailer houses two computers and assorted electronic business equipment, plus a drafting table, geological logs and various reports. Photograph A-6 shows the gate entrance, the chain link fence and barbed wire.

4.4.5 Geotechnical Logging

According to Abelardo Hernandez, at the core logging area, the boxes are unloaded in the correct numerical order on the 30 m-long logging tables. The core is then cleaned and degreased. There are six logging tables, each 30 m in length. The depth range of the hole is then written on the outside of the box, next to the drill hole number and box number. Photograph A-7 presents a general view of the core logging tables. The security fence is seen behind the trucks.

According to Minera Penasquito personnel, the core is logged geotechnically prior to any other work being completed. The core is logged geotechnically, employing the SNC-Lavalin geotechnical drill core logging procedure. The geotechnical data is recorded on the 'Penasquito Project Engineering Drill Log' form. Photograph A-10 shows a completed geotechnical log form and Photograph A-11 shows the geotechnical logging by a geologist.

There are two geotechnical loggers and 2-3 geological loggers. They all take turns logging geotechnically and geologically.

As part of the geotechnical logging, the core is photographed by a Sony digital camera with 3.3 mega pixel resolution. The camera has a 156 MG compact flash memory card with a Carl Ziess lense. The drill core is photographed wet and each photograph includes details of the hole number and interval. Photograph A-8 shows the core being readied to be photographed and Photograph A-9 shows a camera's eye view of the core being photographed.

4.4.6 Geological Logging

The geological logging is very detailed and follows the geological legend on a regional scale. Spot checks of logs and drill core were performed by SNC-Lavalin (D. Owen) and showed no errors. The drill logging methodology was set up by Tom Turner, who has extensive experience in the area. All logs are checked for accuracy and consistency by Tom Turner, the Project Manager and by Alvaro Lopez, the assistant Project Manager. Photograph A-10 is an example of a completed geological log and Photograph A-7 is a general view of the core logging tables.

The older core has been relogged and shows consistency over time and several persons. SNC-Lavalin's professional Geoscientist, W. C. Hanson independently logged some core from hole WC 16. Hanson confirms that the mineralogy described is valid. Spot checks of numerous drill holes by SNC-Lavalin geologists confirm that the geological and geotechnical logs are correct.

According to Minera Penasquito personnel, the geological legend used to log the core is derived from the geological legend on a regional scale. The geological legend is sufficiently detailed to describe both the lithology and alteration. The geological legend does not provide an alpha-numeric coding system to represent structural and/or mineralogical detail though that information is currently recorded in the logs through graphic representation and detailed descriptions.

4.4.7 Core Sample Layout

Minera Penasquito reports that it currently samples the entire drill hole length and the whole drill core, from collar (bedrock) to the final depth, is sampled. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries less than 2.0 metres. In this case, the following sample will be longer in order to resume the 2.0 metre sample spacing. The senior geologist examines the core, defines the primary

sample contacts and designates the axis along which to cut the core. Special attention in veined areas must be taken to ensure representative splits are made perpendicular and not parallel to veins. The sample limits are marked on the core and also on the side of the box. These limits are imported into an Excel spreadsheet program, which defines the sample number and intervals. The required standards and blanks are inserted. The sample numbers are marked on the box next to the sample limits at the beginning and end of each sample interval. Photograph A-14 shows the core with the sample limit and the box with the corresponding sample number.

4.4.8 Sample Splitting

According to Minera Penasquito personnel, all samples are being sawn in half using diamond core saws. Once the samples are marked, the core boxes are brought to the diamond saw cutting stations. There are 3 to 5 Core Splitters and their Helpers ready to process the core. The core sample is sawed in half. One half of the sample goes into a plastic bag. The Splitter's Helper has previously marked the drill hole number and sample number on the plastic bag and inserted the relative sample tag in the plastic bag.

The Standard Reference Material samples and Blank samples are inserted in the appropriate sequence. Quality Assurance and Quality Control practices are detailed in sections 4.4.10 and 4.5.

The original sample box and the remaining split samples are washed in the large tanks and placed in racks for permanent storage. The water in the tanks is changed twice per shift in an effort to reduce contamination.

Photographs: A-15 shows the Splitter cutting a core sample, A-16 shows the Standard Reference Material stored in the core storage area, A-17 shows the water tanks for washing boxes and A-18 shows the Reverse Circulation cuttings.

4.4.9 Sample Storage and Shipment

The boxes with remaining half core are stacked in racks, with the lower number at the bottom and the higher numbers at the top.

The sample bags are placed in large canvas sacks-five plastic sample bags into one large canvas sack. These sacks are stored within the core storage buildings before being shipped to the laboratory.

According to Abelardo Hernandez of Western Silver, a Minera Penasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara once per week. This completes the secure chain of custody of the samples to the assay laboratory.

Photograph A-19 shows the filled core boxes stored in the permanent core storage building, Photograph A-20 shows the samples stored in sacks, ready for shipment and Photograph A-21 shows the samples loaded in the truck, bound for the assay lab.

4.4.10 Quality Assurance and Quality Control

The reported Quality Assurance and Quality Control Program ("QA/QC") carried-on for the Peñasquito deposit consists of the following:

- Check assaying of the original samples by the second independent laboratory. Two laboratories Acme and ALS Chemex were engaged as described in Section 4.5.3;
- Standard assaying of Minera Peñasquito's and laboratory's in-house standards (described in Section 4.5.4);
- Replicate assaying using the second sample pulp analyses carried by the same laboratory (described in Section 4.5.5).

The following is a description of the "QA/QC" from the March 2003 report and it is consistent with procedures which were observed by SNC-Lavalin during the November 2003 site visits:

Minera Penasquito continues to insert blanks and standards into the sample stream on a regular basis as part of the QA/QC procedures. The insertion rate is one in twenty (1 in 20), equivalent to 5% of the total. The blanks and standards are taken from standard reference materials ("SRM's") which were generated by Kennecott from their reject library. Hazen Research, a qualified laboratory prepared the SRM's and the grades of the SRM's were independently verified at two other analytical facilities, namely: Rocky Mountain Geochemical Corporation of Salt Lake City and Commercial Testing and Engineering of Golden, Colorado. Kennecott prepared four separate standards; low Au-Ag, low Pb-Zn, high Au-Ag, high Pb-Zn and a blank sample which are being used by Minera Penasquito during this drill program.

Table 4.4-1 summarizes the grades of each standard.

Table 4.4-1: Summary of SRM Grades

Standard	Au g/t	Ag g/t	Pb %	Zn %
Low Au-Ag	0.434	23.3	0.272	0.254
High Au-Ag	0.819	37.4	0.177	0.298
Low Pb-Zn	0.656	81.2	1.047	1.966
High Pb-Zn	0.396	70.6	1.463	4.832

A review of the documentation, outlining the preparation of the SRM's, does not indicate any significant errors or omissions. However, the reports do not provide sufficient detail concerning the physical preparation of the SRM's to categorically state that they were properly prepared.

The SRM's are pre-packaged as sample pulps and are inserted into the sample stream after the core has been split. The samples are being prepared at the ALS Chemex laboratory in Guadalajara. From there, the sample pulps are shipped to ALS Chemex in Vancouver for analysis. As ALS Chemex completes both the sample preparation and analysis, the SRM's cannot be considered as blind samples.

4.5 Sample Preparation and Analysis

4.5.1 Sample Preparation

According to Western Silver, ALS Chemex in Guadalajara prepared all samples from the Penasquito drilling. The sample preparation procedure, according to ALS Chemex, follows their standards as described below:

- The entire sample is passed through a primary crusher to yield a crushed product. Rock chips and drill samples are crushed to better than 70% of the sample passing 2.0 mm.
- A split is taken using a stainless steel riffle splitter.
- The crushed sample split weighing 250 grams is ground using a ring mill pulverizer. The pulverizer uses a chrome steel ring set. All samples are pulverized to greater than 85% of the ground material passing through a 75 micron screen.

4.5.2 Assaying Procedures

According to Western Silver, ALS Chemex in Vancouver performs all Minera Penasquito assaying except for Phases 4, 5 and 6 of drilling that was completed by Acme. Acme analyzed assays in summer 2003. According to Western Silver, Acme did not meet promised deadlines therefore Western Silver switch back to ALS Chemex in fall 2003. Description of Acme's assaying procedures is included in Appendix E.

According to ALS Chemex assaying procedures comprise of the following steps:

- **ICP-AES** a conventional analysis utilizing as sample decomposition nitric aqua regia digestion and inductively coupled plasma with atomic emission spectroscopy is used for the whole suite of components.

  A prepared sample (0.50 grams) is digested with aqua regia. The resulting solution is diluted with demineralized water, mixed and analyzed by inductively coupled plasma with atomic emission spectroscopy.

- **AA46** method for lead, silver and zinc analyzed by nitric aqua regia digestion with (AAS) with atomic absorption spectroscopy.

  A prepared sample (0.2 to 2.0 grams) is digested with concentrated nitric acid. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is digested. The solution is than diluted with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards. The detection limits for this method are:

Table 4.5-1: Detection Limits for Different Elements for AAS Analytical Method

Element	Symbol	Detection Limit	Upper Limit
Lead	Pb	0.01%	30.0%
Silver	Ag	0.30 g/t	1500 g/t
Zinc	Zn	0.01%	30.0%

- **ME-GRA21** method for silver grades that exceed upper limit of AAS methods and gold grades are analyzed using fire assay fusion with gravimetric finish.

  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is coupled to remove the lead. The

remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is than determined by the difference in weights. The detection limits for this method are summarized in the following table:

Table 4.5-2: Detection Limits for Different Elements for Fire Assaying Method

Element	Symbol	Detection Limit	Upper Limit
Gold	Au	0.05 g/t	1,000 g/t
Silver	Ag	5.00 g/t	10,000 g/t

4.5.3 Check Assaying

Check assaying was carried out regularly during all different stages of drilling campaigns. In the March 2003 report, SNC-Lavalin described the results of check assaying for a total of 131 samples of the Kennecott drilling, 277 samples from Western Copper Phase 1 and 2 drilling and 183 samples from Western Copper Phase 3 drilling. In general, the results between both the original and check sample populations show a good correlation for the all analyzed data sets. Details are presented in the 2003 report. There were no recorded results of any check assays completed for Hochschild samples.

During 2003, Western Silver reports that it carried out check assaying programs separately for the Phase 4, 5, 6 and Phase 7 and 8 of drilling. The results of check assay programs between two laboratories: Acme and ALS Chemex, both ISO 9002 certified, were provided to SNC-Lavalin in February 2004. Western Silver provided these results in a form of the original excel spreadsheets from both laboratories. SNC-Lavalin has assumed that the programs and their results have been fully, fairly and accurately described by Western Silver.

A. Check Assaying - Results for Phase 5 and 6

A check assay program was completed for phase 5 and 6 of drilling and results were provided in March 2004 for a total of 228 samples between two laboratories: Acme, which is a primary laboratory and ALS Chemex. The results of both analyses are summarized in Table 4.5-3.

Table 4.5-3: Results for Check Assaying for Phase 5 and 6 Drilling

Item	Ag	Ag (ICP)	Au	Pb	Zn
Number of Pairs Analyzed	215	190	203	215	227
Acme Mean Grade	67.46 g/t	36.06 g/t	0.809 g/t	0.61%	0.96%
Chemex Mean Grade (Check)	62.29 g/t	36.85 g/t	0.895 g/t	0.64%	0.96%
Difference between Means	6.2%	-2.3%	-10.6%	-4.4%	-0.3%
Mean Difference	12.7%	9.5%	14.9%	6.6%	5.5%
Correlation Factor	0.97	0.98	0.99	1.00	1.00

The difference between the total number of samples (228) submitted to both laboratories for analyses and the number of pairs analyzed is caused by excluding from analyses assays that are below or above the detection limits. SNC-Lavalin checked these pairs and was satisfied that indeed all samples shown below detection limits for Ag (13), Au (25), Pb (1) and Zn (1) yielded very low grades in the second laboratory. In case of ICP analyses for Ag, a total of 33 pairs were presented above 100 g/t Ag and not assayed further, 12 samples for Pb do not have the values >10,000 ppm Pb.

For a total number of 215 valid pairs of Ag in fire assaying method, ALS Chemex checks show an average grade lower by 6.2% than the original Acme grade with high average variability of 12.7% between individual pairs; a similar comparison of 190 ICP assays (all below 100 g/t Ag) show a difference of –2.3% in the mean grades, but higher variability of average 9.5% for the individual pairs. A comparison of Au pairs displays greater variability: 10.6% higher average grade by ALS Chemex and 14.9% average of differences.

Overall, the results of this phase of check assaying confirm that a good correlation and acceptable differences are characteristic to the check assaying for Pb, Zn and Ag (ICP) with average differences less than 10% whereas silver and gold demonstrate higher variability which is typical to the nature of the deposit and found consistent throughout all analyses.

The following graphs represent scatterplots for individual grade values derived by different laboratories:

Figure 4.5-1: Silver Check Assays – Acme Originals vs Chemex Checks


ACME - CHEMEX Ag Check Assay
Comparison
CHEMEX Check Assays (ppm Ag)
ACME Original Assays (ppm Ag)
0
300
600
900


ACME - CHEMEX Ag Check Assay
Comparison
CHEMEX Check Assays (ppm Ag)
ACME Original Assays (ppm Ag)
0
50
100
150
200


ACME - CHEMEX Ag Check Assay
Comparison
CHEMEX Check Assays (ppm Ag)
ACME Original Assays (ppm Ag)
0
30
60
90
120

Figure 4.5-2: Gold Check Assays – Acme Originals vs Chemex Checks


ACME - CHEMEX Au Check Assay Comparison
CHEMEX Check Assays (ppm Au)
ACME Original Assays (ppm Au)
0
3
6
9


ACME - CHEMEX Au Check Assay Comparison
CHEMEX Check Assays (ppm Au)
ACME Original Assays (ppm Au)
0
2
4
6


ACME - CHEMEX Au Check Assay Comparison
CHEMEX Check Assays (ppm Au)
ACME Original Assays (g/t Au)
0
3
6
9


ACME - CHEMEX Au Check Assay Comparison
CHEMEX Check Assays (ppm Au)
ACME Original Assays (g/t Au)
0
1
2
3
4

Figure 4.5-3: Lead Check Assays – Acme Originals vs Chemex Checks


ACME - CHEMEX Pb Check Assay Comparison
CHEMEX Check Assays (% Pb)
ACME Original Assays (% Pb)
0
3
6
9
12
ACME - CHEMEX Pb Check Assay Comparison
CHEMEX Check Assays (% Pb)
ACME Original Assays (% Pb)
0
0.5
1
1.5
2

Figure 4.5-4: Zinc Check Assays – Acme Originals vs Chemex Checks


ACME - CHEMEX Zn Check Assay Comparison
CHEMEX Check Assays (% Zn)
ACME Original Assays (% Zn)
0
2
4
6
ACME - CHEMEX Zn Check Assay Comparison
CHEMEX Check Assays (% Zn)
ACME Original Assays (% Zn)
0
0.5
1
1.5
2

B. Check Assaying - Results for Phase 7 and 8 Drilling

A check assay program was completed for phase 7 and 8 of drilling and results were provided in March 2004 for a total of 246 samples between two laboratories: Chemex, which is a primary laboratory and Acme. These samples collected from holes S48, S49, S52, WC73, WC75, WC77, WC81 and WC87 were submitted to both laboratories for analyses. Two sets of the laboratories' original certificates were provided by Western

Silver and SNC-Lavalin matched both of them using the unique sample number. The results of both analyses are summarized in Table 4.5-4.

Table 4.5-4: Results for Check Assaying for Phase 7 and 8 Drilling

Item	Ag	Ag (ICP)	Au *	Pb	Zn
Number of Pairs	222	222	215	245	244
Chemex Mean Grade	47.18 g/t	30.83 g/t	0.596 g/t	0.355%	1.35%
Acme Mean Grade (Check)	53.84 g/t	32.63 g/t	0.563 g/t	0.364%	1.45%
Difference between Means	-14.1%	-5.8%	5.6%	-2.4%	-7.2%
Mean Difference **	21.0%	10.7%	15.3%	16.5%	12.5%
Correlation Factor	0.96	0.96	0.99	0.96	0.98

* one very high grade pair removed

** Mean difference is estimated as an average of individual differences for all pairs divided by a mean grade of the element

Generally, the results of the checks assays shipment sent to Acme show a reasonable agreement with the original results from the primary laboratory, with the exception of silver and gold values. Table 4.5-4 shows that on average grades for silver, lead and zinc are lower than the originals between -14% and 5.6% the acceptable levels of accuracy. Silver grades by fire assay method display high variability of 14% lower for average ALS Chemex results. The corresponding graphs are presented in Figures 4.5-5 through 4.5-8.

Overall Acme check results are higher than the original ALS Chemex results except for Au grades. The results in general are consistent with the previous check program. ICP results for silver grades for all pairs below 100 g/t Ag show better correlation. Analyses of 17 Ag assays above 100 g/t Ag by FA method (meant to assay higher grades) shows improved correlation with difference between means equal 8.9% and mean difference of 14.7%. SNC-Lavalin believes that these results fall within a limit of acceptability considering the highly variable nature of the deposit.

Figure 4.5-5: Silver Check Assays Phase 7 and 8 – Chemex Originals vs Acme Checks


CHEMEX - ACME Ag Assay Comparison
ACME Check Assays (g/t Ag)
CHEMEX Original Assays (ppm Ag)
0
100
200
300
400
500
600


CHEMEX - ACME Ag Assay Comparison
ACME Check Assays (g/t Ag)
CHEMEX Original Assays (ppm Ag)
0
50
100
150
200


CHEMEX - ACME Ag Assay Comparison
ACME Check Assays (g/t Ag)
CHEMEX Original Assays (ppm Ag)
0
10
20
30
40
50
60
70
80
90
100

Figure 4.5-6: Gold Check Assays Phase 7 and 8 – Chemex Originals vs Acme Checks


CHEMEX - ACME Au Assay Comparison
ACME Check Assays (ppm)
CHEMEX Original Assays (ppm)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5


CHEMEX - ACME Au Assay Comparison
ACME Check Assays (g/t Au)
CHEMEX Original Assays (ppm)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5

Figure 4.5-7: Lead Check Assays Phase 7 and 8 – Chemex Originals vs Acme Checks


CHEMEX - ACME Pb Assay Comparison
ACME Check Assays (%Pb)
CHEMEX Original Assays (% Pb)
0
1
2
3
4
5
6
7
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0


CHEMEX - ACME Pb Assay Comparison
ACME Check Assays (% Pb)
CHEMEX Original Assays (% Pb)
0.0
0.5
1.0
1.5
2.0

Figure 4.5-8: Zinc Check Assays Phase 7 and 8 – Chemex Originals vs Acme Checks


CHEMEX - ACME Zn Assay Comparison
ACME Check Assays (% Zn)
CHEMEX Original Assays (% Zn)
CHEMEX - ACME Zn Assay Comparison
ACME Check Assays (% Zn)
CHEMEX Original Assays (% Zn)

4.5.4 Standards

Comparison of standard assaying for the Kennecott, Hochschild and Western Copper phase 1, 2 and 3 drilling were carried out and described in the 2003 SNC-Lavalin report. SNC-Lavalin has not included Kennecott standards information in 2003 analyses for the reason that not all results are completed.

Analyses of the standard assays for Hochschild sampling were performed for the three groups only: Low Pb-Zn, High Pb-Zn and Blanks. The results of standards display a reasonable correlation. Differences between average assay values vary from –6.5% to 4.3%.

Standard assaying for the phase 1, 2 and 3 drilling yielded acceptable results as described in the March 2003 report.

During 2003 drilling phases 4 through 8, standard assaying was carried out by two laboratories Acme and ALS Chemex. The results were provided by Western Silver in the form of excel spreadsheets with the original sample number and assay certificates from the laboratory.

A. Standards for Phase 4, 5 and 6 Drilling – Acme Laboratory

Acme reports that it has analysed a total of 188 standards and 59 blanks during the drilling Phase 4, 5 and 6 at an average insertion rate of a one standard or blank every 20

samples. The average statistical results are summarized in Table 4.5-5 for RC and DD assaying.

In general, average assay grades are lower than standards for most of the standard populations with the exception of zinc values and assays in High Pb-Zn group. The differences in mean grades fall between –10% to 7.2%. Average grades for Ag, Au and Zn show the acceptable spread between –7.0% to 7.2%. Pb grades show lower grade values than expected for standards, between –10.4% and -7.7% in individual groups. For Low Pb-Zn, High Au-Ag and High Pb-Zn, the difference is approximately the same. It raise the question if this a regular bias introduced in the laboratory for Pb analyses that needs to be confirmed or whether the Pb standard is set too high?

Some samples displaying Pb>10000 were not re-assayed. In the assay file, they were assigned a value of 1.0% Pb; Zn grades were assigned values from ICP results for these samples.

Table 4.5-5: Results for Comparison of Standards Assaying by Acme Laboratory – Phase 4, 5 and 6 (Reverse Circulation and Diamond Drilling)

Metal	Description	Low Au-Ag	Low Pb-Zn	High Au-Ag	High Pb-Zn	Blanks	Total
	No of Samples	43	35	52	58	59	247
Au	Standard Grade	0.434	0.656	0.819	0.396	<0.07	
	Average Grade	0.432	0.633	0.807	0.423	0.01	
	Difference	-0.55%	-3.44%	-1.50%	6.71%		
Ag	Standard Grade	23.300	81.200	37.400	70.600	<0.34	
	Average Grade	21.670	80.469	35.727	72.052	0.38	
	Difference	-7.00%	-0.90%	-4.47%	2.06%		
Pb	Standard Grade	2,723	10,460	1,771	14,625	<300	
	Average Grade	2,449	9,695	1,647	13,562	6	
	Difference	-10.04%	-7.31%	-7.02%	-7.27%		
Zn	Standard	2,540	19,655	2,977	48,320	<13	
	Average	2,595	19,268	2,988	51,773	15	
	Difference	2.16%	-1.97%	0.38%	7.15%		

B. Standards for Phase 7 and 8 Drilling – ALS Chemex Laboratory

ALS Chemex reports that it has analysed a total of 171 standards and 45 blanks during the Phase 7 and 8 drilling at an average insertion rate of a one standard or blank every 20 samples. The average statistical results are summarized in Table 4.5-6.

Table 4.5-6: Western Silver Sampling Phase 7 and 8 - Comparison of Standards Assaying

Metal	Description	Low Au-Ag	Low Pb-Zn	High Au-Ag	High Pb-Zn	Blanks	Total
	No of Samples	29	47	46	49	45	216
Au	Standard Grade	0.434	0.656	0.819	0.396	<0.07	
	Average Grade	0.440	0.629	0.782	0.391	0.04	
	Difference	1.30%	-4.13%	-4.47%	-1.15%		
Ag	Standard Grade	23.300	81.200	37.400	70.600	<0.34	
	Average Grade	21.576	79.434	34.648	71.029	0.12	
	Difference	-7.40%	-2.17%	-7.36%	0.61%		
Pb	Standard Grade	2,723	10,460	1,771	14,625	<300	
	Average Grade	2,552	10,388	1,753	14,422	7	
	Difference	-6.29%	-0.69%	-1.00%	-1.38%		
Zn	Standard Grade	2,540	19,655	2,977	48,320	<13	
	Average Grade	2,578	20,138	2,907	51,743	13	
	Difference	1.49%	2.46%	-2.36%	7.08%		

In general, average assay grades are lower than expected for most of the standard populations and range from -7.4% to 7.1% but there is no evidence of a consistent bias.

Pb grades show lower grade values than expected for all standards, between -6.3% and -0.7% in individual groups but they do not display a consistent bias like in Acme analyses.

SNC-Lavalin finds the results of ALS Chemex standards assaying consistent and supporting the previously described Acme results. SNC-Lavalin is satisfied that the results provide some evidence of good assaying accuracy.

In addition to Western Silver standards, ALS Chemex laboratory completed assaying for its own in-house standards utilizing different methods of assaying. The results are presented in Table 4.5-5. Most of the standard populations show a very good agreement

when most of standard grades fall into ±5% difference range. Especially Pb and Zn standards show very good correlation for both methods of assaying ICP and AA.

Table 4.5-7: Results of CHEMEX In-house Standard Sampling during Phase 7 and 8

Method	Element	Unit	Standard ID Code	Mean from Samples	Standard Value	Number of Samples	Average Diff. between Sample and Standard	Percentage of Samples with Difference Between Original and Standard	
								Less than 10%	Less than 5%
Ag-AA46	Ag	ppm	BLANK	<1	0.00	10			100.0%
Ag-AA46	Ag	ppm	CU-106	137.25	136.40	8	1.25%		100.0%
Ag-AA46	Ag	ppm	JWB-JV-1	22.30	22.21	10	2.44%	100.0%	90.0%
Ag-AA46	Ag	ppm	Pb-107	172.00	171.00	2	0.58%		100.0%
ME-GRA21	Ag	ppm	AK-02	<5	5.00	123			98.0%
ME-GRA21	Ag	ppm	BLANK	<5	0.00	125			100.0%
ME-GRA21	Ag	ppm	HA-97	144.67	149.00	125	3.42%	96.8%	87.2%
ME-GRA21	Au	ppm	AK-02	1.67	1.73	123	4.41%	92.7%	69.1%
ME-GRA21	Au	ppm	BLANK	<0.05	0.00	125			100.0%
ME-GRA21	Au	ppm	HA-97	0.88	0.89	125	4.36%	92.0%	68.0%
ME-ICP41	Ag	ppm	BLANK	<0.2	0.00	145			100.0%
ME-ICP41	Ag	ppm	G2000	3.48	3.40	145	7.75%	80.0%	41.4%
ME-ICP41	Ag	ppm	JWB-JV-1	22.17	22.00	142	3.49%	95.1%	73.9%
ME-ICP41	Pb	ppm	BLANK	<2	0.00	146			89.7%
ME-ICP41	Pb	ppm	G2000	675.95	670.00	146	2.44%	99.3%	89.0%
ME-ICP41	Pb	ppm	JWB-JV-1	4,346.08	4,500.00	143	4.14%	98.6%	62.2%
ME-ICP41	Zn	ppm	BLANK	<2	0.00	146			90.4%
ME-ICP41	Zn	ppm	G2000	1,281.44	1,257.00	146	3.11%	99.3%	78.1%
ME-ICP41	Zn	ppm	JWB-JV-1	9,350.92	9,500.00	143	2.83%	99.3%	85.2%
Pb-AA46	Pb	%	BLANK	<0.01	0.00	54			98.1%
Pb-AA46	Pb	%	JWB-JV-1	0.46	0.45	51	1.66%		100.0%
Pb-AA46	Pb	%	Pb-107	1.83	1.82	52			100.0%
Zn-AA46	Zn	%	BLANK	<0.01	0.00	80			98.8%
Zn-AA46	Zn	%	CCU-1c	3.99	3.99	80	1.08%		100.0%
Zn-AA46	Zn	%	JWB-JV-1	0.95	0.95	77	1.26%		100.0%
Zn-AA46	Zn	%	Pb-107	2.80	2.80	40	1.17%	100.0%	97.5%

4.5.5 Replicates

Both laboratories report that assaying of replicates was carried out during all phases of assaying. Replicates described in this section represent second pulp analyses. The information of replicate assaying was selected by SNC-Lavalin from the original assay certificates. The results of it are summarized as follows:

A. Acme Laboratory Replicates for Phase 4, 5 and 6 Drilling

A total number of replicates assayed by Acme vary from 137 for Au to 178 for Zn. Number of samples quoted in Table 4.5-8 embraces pairs with both original and replicate grade above a detection limit and for Pb below the upper limit of 10,000 ppm Pb. Fire assay analyses were employed for Ag and Au; ICP analyses were applied for Pb and Zn. Figure 4.5-9 shows graphically the results of Acme replicate assaying.

Table 4.5-8: Results of ACME Replicate Assays during Phase 4, 5 and 6

Item	Ag		Au		Pb		Zn	
	Original	Replicate	Original	Replicate	Original	Replicate	Original	Replicate
Number of Pairs	145	145	137	137	172	172	178	178
Average Grade	20.65	20.39	0.22	0.22	1,267.0	1,268.7	4,220.6	4,231.4
Maximum Grade	438.10	430.70	5.42	5.06	9,552.1	9,506.8	57,115.0	58,292.0
Minimum Grade	0.40	0.30	0.01	0.01	3.4	3.8	5.0	5.0
Absolute Difference	0.26		0.00		-1.66		5.26	
Difference %	1.26%		1.68%		-0.13%		0.39%	
Correlation Factor	99.98%		99.79%		99.96%		99.91%	
Number of Pairs ±5%	57		73		141		152	
% of Pairs ±5%	39.31%		53.28%		81.98%		85.39%	
Number of Pairs ±10%	91		88		166		177	
% of Pairs ±10%	62.76%		64.23%		96.51%		99.44%	

Figure 4.5-9: Acme Replicate Assaying Results Phase 7 and 8 – Difference between Original and Replicate Assays

A. Silver and Gold Replicates


ACME - Phase 4,5&6 Difference between Silver Original Assays and Replicates
Difference (%)
100%
75%
50%
25%
0%
-25%
-50%
-75%
Consecutive Assays


ACME - Phase 4,5&6 Difference between Gold Original Assays and Replicates
Difference (%)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Consecutive Assays

B. Lead and Zinc Replicates


ACME - Phase 4,5&6 Difference between Lead Original Assays and Replicates
Difference (%)
15%
10%
5%
0%
-5%
-10%
-15%
Consecutive Assays


ACME - Phase 4,5&6 Difference between Zinc Original Assays and Replicates
Difference (%)
10%
5%
0%
-5%
-10%
-15%
-20%
Consecutive Assays

In general, average correlation coefficients for all metals populations are very good exceeding 99% in all cases. The individual pairs display greater variability between the original and replicate assays, especially for silver and gold. The table confirms the check assaying conclusion that Pb and Zn are easier to reproduce with differences for most of pairs less than 10%, when gold and silver display high variability contributed to the inherent nature of the deposit. The following are comments on the individual variable analyses results:

- Ag shows 145 pairs with known grade values; almost 40% of pairs display difference between ±5% and 91 pairs within ±10% range. A total of 54 pairs (~37%) show difference more than 10%. The scattergrams of different silver populations and precision graph for the entire silver population are shown in Figure 4.5-9. The precision graph presents differences between sample pairs sorted by the original assay value. Close scrutiny of the graphs and assay table reveals that most of the extreme pairs are a very low grade below 2 g/t Ag.

- Gold has 137 valid pairs, 53% between ±5% difference in grades, 64% with difference between ±10%. Less than 36% pairs display difference more than 10%. The precision graph for the entire gold population is shown in Figure 4.5-9. The precision graph presents differences between sample pairs sorted by the original gold assay value. Close scrutiny of the graphs and assay table reveals that most of the extreme pairs (100 or 50% difference) are a very low grade below 0.03 g/t Au at the border of the detection limit.

- 178 Zinc replicates by Acme span the whole range of grades from 5 to 58,300 ppb Zn and average 4,221. Correlation coefficient is 99.97. Individual variance between pairs vary from -15 to 10%, with an average for the set of 0.4%. Most of the pairs (over 85%) are between ±5% difference; less than 15% are more than 5% difference; only one sample exceeds 10% difference; it represents a good agreement.

- Pb has 6 samples that assayed grades above 9,999 ppm and replicates for these samples were not re-assayed therefore they are excluded from analyses. The remaining 172 pairs resulted excellent correlation coefficient of 99.96 and an average difference between pairs of -0.13%. Approximately 82% of pairs show difference between ±5%, and almost 97% less than 10%. Six pairs exceed difference of 10%.

B. ALS Chemex Laboratory Replicates for Phase 7 and 8 Drilling

ALS Chemex separated replicate assays by three reported methods:

- ME-ICP41 – geochemical procedure using conventional ICP-AES analysis (Inductively Coupled Plasma – Atomic Emission Spectroscopy). This method was used in Ag, Pb and Zn analyses. The insertion rate applied was for every 40 samples 1 replicate (either ALS Chemex's or Client's), 2 ALS Chemex standards and 1 blank sample.

- ME-GRA21 – fire assay procedure with gravimetric finish. This method was used in Ag and Au analyses. The insertion rate applied was for every 84 samples 3 replicates (either ALS Chemex's or Client's), 2 ALS Chemex standards and 1 blank sample.

- AA46 – assay procedure by Aqua Regia digestion with Atomic Absorption Spectroscopy (AAS). This method was used in Ag, Pb and Zn analyses for high grade samples that yielded more than 100 g/t Ag, or more than 10,000 ppm Pb and Zn.

Tables 4.5-9 and 4.5-10 summarize results of statistical analyses for all original variables and their replicates sorted by the analytical methods.

The precision graphs of different variable populations are shown in Figure 4.5-10. The precision graphs present differences within individual sample pairs sorted by the original assay value. Close scrutiny of the graphs and assay table reveals that most of the extreme pairs are within low grade ranges.

Table 4.5-9: Results of Comparisons between Original and Replicate Silver and Gold Grades by ALS Chemex

Item	Ag AA46		Ag ME-GRA21		Ag ME-ICP41		Au ME-GRA21	
	Original	Replicate	Original	Replicate	Original	Replicate	Original	Replicate
Total Number of Pairs *	9		235		145		235	
Number of Pairs *	7	7	125	125	134	134	96	96
Average Grade	142.4	144.9	90.4	89.2	10.8	10.7	4.83	4.60
Maximum Grade	213.0	221.0	5,310.0	5,290.0	90.1	91.8	236.00	212.00
Minimum Grade	101.0	92.0	5.0	5.0	0.2	0.2	0.06	0.06
Average Difference	3.6%		22.8%		6.8%		22.3%	
Absolute Difference	-2.4		1.2		0.1		0.23	
Difference in Means %	-1.7%		1.3%		0.8%		4.76%	
Correlation Factor	99.7%		99.8%		99.7%		99.71%	
No's of Pairs ±5%	6		29		75		31	
% of Pairs	85.7%		23.2%		56.0%		32.29%	
No's of Pairs ±10%	7		41		101		48	
% of Pairs	100.0%		32.8%		75.4%		50.00%	

Note: A difference between a total number of pairs and a valid number of pairs represent the number of pairs were either the original or replicate grade value was below or above the detection limits for a given element.

Table 4.5-10: Results of Comparisons between Original and Replicate Lead and Zinc Grades by ALS Chemex

	Pb (%)	AA46	Pb (ppm)	ME-ICP41	Zn (%)	AA46	Zn (ppm)	ME-ICP41
Item	Original	Replicate	Original	Replicate	Original	Replicate	Original	Replicate
Total Number of Pairs	51		145		79		145	
Number of Pairs	51	51	142	142	79	79	134	134
Average Grade	2.14	2.14	912.85	909.48	2.90	2.89	1,733.63	1,740.92
Maximum Grade	14.65	14.60	9,180.00	9,300.00	11.25	11.00	8,210.00	8,640.00
Minimum Grade	0.80	0.80	3.00	3.00	1.00	1.00	4.00	4.00
Average Difference	1.16%		5.48%		1.65%		4.69%	
Absolute Difference	0.00		3.37		0.01		-7.28	
Difference %	0.21%		0.37%		0.21%		-0.42%	
Correlation Factor	99.99%		99.95%		99.94%		99.64%	
No's of Pairs ±5%	51		104		79		104	
% of Pairs	100.00%		73.24%		100.00%		77.61%	
No's of Pairs ±10%			129				124	
% of Pairs			90.85%				92.54%	

Figure 4.5-10: ALS Chemex Replicate Assaying Results Phase 7 and 8 – Difference between Original and Replicate Assays

A. Silver and Gold Replicates


Chemex - Phase 7 & 8 Difference between Silver Original and Replicate Assays (Ag-AA46 Method)
10%
5%
0%
-5%
-10%
Difference (%)
Consecutive Assays


Chemex - Phase 7 & 8 Difference between Silver Original and Replicate Assays (ME-GRA21 Method)
80%
60%
40%
20%
0%
-20%
-40%
-60%
Difference (%)
Consecutive Assays


Chemex - Phase 7 & 8 Difference between Silver Original and Replicate Assays (ME-ICP41 Method)
Difference (%)
Consecutive Assays


Chemex - Phase 7 & 8 Difference between Gold Original and Replicate Assays (ME-GRA21 Method)
Difference (%)
Consecutive Assays

A. Lead Replicates


Chemex - Phase 7 & 8 Difference between Lead Original and Replicate Assays (AA46)
Difference (%)
Consecutive Assays


Chemex - Phase 7 & 8 Difference between Lead Original and Replicate Assays (ME-ICP41)
Difference (%)
Consecutive Assays

B. Zinc Replicates


Chemex - Phase 7 & 8 Difference between Zinc Original and Replicate Assays (AA46)
Difference (%)
Consecutive Assays


Chemex - Phase 7 & 8 Difference between Zinc Original and Replicate Assays (ME-ICP41)
Difference (%)
Consecutive Assays

A summary of the results of the SNC-Lavalin analyses follows:

- Silver assays were analysed using all three methods. ME-ICP41 used 145 assays of which only 134 sample pairs were matched above the detection limit of 0.2 ppm and below the upper limit of 100 ppm (2 below 100 ppm and 9 above 0.2 ppm Ag). Seventy-five percent (75%) of pairs are within ±10% difference and 56% within a 5% range. Average difference for all pairs amounts below 7% which is considered a good match.

- ME-GRA21 used 235 assays for which only 125 pairs were found above the detection limit of 5 ppm (2 assays marked NSS – Not Sufficient Sample, 108 pairs displayed below detection limit of 5 ppm Ag). Variability among pairs is greater than in ICP method. Only 41 pairs (equivalent of 33%) are within a ±10% variability limits and the average difference between all pairs is 23%.

- A total of 7 samples assayed by AA46 method for samples with grades above 100g/t Ag show a very good agreement; all of them but one within a ±5% variability limits

- Out of 235 gold samples assayed by ME-GRA21 method, gold has 96 valid pairs, 32% between ±5% difference in grades, 50% with difference between ±10%. Variability among pairs is much greater with the average difference between all pairs equal to 22%. Close scrutiny of the precision graphs and assay table reveals that 3 of the most extreme pairs (above 100% grade difference) are a very low grade below 0.15 g/t Au.

- One hundred and thirty-four (134) Zinc replicates by ALS Chemex span the whole range of grades from 4 to 8,210 ppm Zn and average 1,734 ppm. Correlation coefficient is 99.64. Generally individual variance between pairs vary from -15 to 20%, with an average for the set of 4.7%. Most of the pairs (almost 78%) are between ±5% difference; less than 8% are more than 10% difference which is considered to be a good agreement.

- Pb samples assayed by AA46 and ICP41 method. The AA46 method used 51 samples with high grade (mostly above 1.0% values), all of them display a good agreement within ±5% grade difference and average of 1.2%. ICP41 method yielded in 142 pairs with over 90% within a difference rang of ±10% (73% within ±5% limits). The overall grade difference is 5.5%. All pairs resulted excellent correlation coefficient above 99.9

In general, average correlation coefficients for all metals populations are very good exceeding 99% in all cases. The individual pairs display greater variability between the original and replicate assays, especially for silver and gold.

The table shows that Pb and Zn are easier to reproduce with differences for most of pairs less than 10%, when gold and silver display high variability contributed to the inherent nature of the deposit.

4.5.6 Metallurgical Testing

SNC-Lavalin did not review or audit metallurgical testwork as it is not a part of its scope of services. Western Silver reports that it engaged M3 Engineering to carry out independent metallurgical investigations for the Pre-Feasibility Study.

According to information provided by Western Silver, metallurgical tests have been performed on the deposits as follows:

- December 1995 by Dawson Metallurgical Laboratories, Inc. (Utah) for Kennecott - flotation and cyanide leach tests;
- August 1996 by Dawson Metallurgical Laboratories, Inc. for Kennecott - flotation tests on two new samples;
- September 1997 by Dawson Metallurgical Laboratories, Inc. for Kennecott - flotation tests and flotation tailings leaches on nine new samples;
- March 2001 in-house tests by Hochschild – flotation tests;
- November 2002 MSRDI for Western Silver – sink-float testing of Peñasquito sulfide Pb, ZN, Ag resources and bottle roll testing of oxide Au samples WC-20 and WC-21.
- February 2003 report prepared by Mr. Jaakko Levanaho, an independent consultant to Western Silver summarizing all metallurgical testing.
- During 2003 more metallurgical testing was carried out under supervision of M3 Engineering.

4.6 Previous Recommendations Addressed

During the 2002 site visit and preparation of two previous reports on the Penasquito Project, several concerns and recommendations were noted. The two previous reports

are: Penasquito Project Site Visit Report, May 1-6, 2002 and Preliminary Mineral Resource Estimate, March 2003. Mr. David Owen, P.Eng., P.Geo., employed by SNC-Lavalin as a Senior Geologist, completed a site visit in November 2003. The visit provided an opportunity to address and update these concerns. No fatal flaws were found.

The documentation was either observed by D. Owen and/or described by Minera Penasquito personnel as noted below.

4.6.1 Environmental Baseline Data

According to Western Silver, the weather station was installed in August 2003 to collect the following data on a continuous 24 hours per 7 days basis: Date and time are collected, also temperature variance, wind chill, dew point, wind speed, wind direction, amount of rain and barometric readings. Photograph A-22 shows the weather station installed on the roof of a local farmer's home. The farmer is responsible for the security of the weather station. Major Drilling stores all their equipment next to the farmer's home.

4.6.2 Geophysics and Geochemistry

According to Tom Patton, many of the anomalies outlined by the geophysical surveys have been confirmed through diamond drilling and assaying, eliminating the necessity to verify the results .

According to Tom Patton, the anomalies outlined by the Rapid Air Blast drilling programs were noted to be coincident with anomalies defined by the geophysical surveys. In addition, several of the RAB anomalies are confirmed through diamond drilling.

4.6.3 Fracture/Veining and Intensity/Grade

According to Tom Patton, it is planned to study the development of an alpha-numeric coding system in the future. This will describe the intensity and nature of the fracture/veining and the relationship to the grade of the mineralization. Presently, it is depicted graphically on the geological logs.

4.6.4 Binocular Microscope

Western Silver advised SNC-Lavalin that a binocular microscope was purchased in February 2004.

4.6.5 Written Procedures

Tom Turner, the on-site Geologist and Project Manager, has trained all personnel and ensured that the standard procedures listed below have been followed. Alvaro Lopez, a Geologist and Assistant Project Manager, also ensures that the standards are followed. SNC-Lavalin has observed and approved these procedures. Tom Patton and Tom Turner have been with Western Silver/Western Copper for many years and have ensured continuity of procedures for the project.

Written procedures for the following tasks will be produced, along with the task name and description, required materials, delegated responsibility and supervisor's name: spotting drill hole locations, verifying drill alignment and setting the drill tower angle, collar surveys, transporting the core to the logging area, preparing the core for logging and sampling, geotechnical logging, core photography, geological logging, sample layout, sample splitting, quality control and quality assurance, sample shipping, data entry and database security.

Written procedures with respect to geological logging, sampling and all field procedures were not available at the time of the site visit and SNC-Lavalin recommends that they should be produced in order to maintain audit trail and changes for future references. Once the procedures are documented, copies of them will be stored at the site office.

4.6.6 Visitor's Log Book

According to Tom Patton, a visitor's log book will be available shortly, to record the name of the visitor, their organization and purpose of the visit.

4.6.7 Documents Stored in the Trailer

The following documents, noted by D. Owen, are stored in the trailer within the secure fenced core logging facility:

- Petrographic Reports, Age Determinations and Metallurgical Reports dated 1992-1997.
- Geophysical Datasets, 1992-1997.
- Drill Hole Logs, dated 1994-1997, by Kennecott.
- Reverse Circulation Drill Logs, dated 1994-1997, by Kennecott.

These documents are to be moved to the offices in Mazapil.

4.6.8 Storage Consolidation of Documents

In the moving process, to consolidate all the documents under one roof, the following documents will eventually be stored at the Mazapil office site: all analytical results, independent reports, geological reports, audits, reviews, claim status reports and other information relevant to the property status.

A thorough overview of each stage of exploration activity will be documented and stored at the site. This overview will identify the exploration methods used and summarize the results of each program.

According to T. Patton, a comprehensive file system will be addressed as time permits in the future.

4.6.9 Drill Collar and Down Hole Surveys

According to T. Patton, an independent survey of all drill hole collars was completed by a local survey company and utilized precision instrumentation. The new hole collars are located by chain and compass surveys from completed drill holes.

The current procedure for spotting drill hole collars sees the geologist staking the hole collar, the fore site and the back site. The drill then sets up on the collar and the geologist checks the dip and azimuth before drilling commences. Once the hole is collared, the geologist re-checks the dip and bearing of the hole.

According to Alvaro Lopez upon completion of the drill hole, down-hole surveys at predetermined depths (usually at approximately 100 m intervals) are performed as the rods are pulled from the hole.

4.6.10 Drill Site Rehabilitation

Once the drill hole has been completed and the hole capped, the drill moves off the site. The drill site is then restored to its original state.

4.6.11 Contamination from Saw Cuttings

The current procedure sees the Splitter saw the HQ size core in half, lengthwise. He then places half the core in a plastic bag, which already has the sample number and hole number marked on the outside. The sample tag is placed in the bag.

According to Abelardo Hernandez, the original core box and the split core are washed and placed in the proper sequence in the core box. The core box then goes to permanent storage. The water in the container is changed twice per day. The cuttings from the saws have not been assayed for cross contamination.

4.6.12 Sample Entire Length of Hole

Western Silver reports that the entire length of each new drill hole is sampled and assayed. A project to sample all previous historical drill holes is nearly complete. Ninety percent of the Kennecott holes have been completed, while the remainder of the historical drill holes have been sampled and assayed.

4.6.13 Standards

The SRM's available at site were prepared by Kennecott and drawn from drill results throughout the Peñasquito claims. The standards are not specific to the Chile Colorado zone. In addition, the variation between the SRM's prepared by Kennecott is sufficient to allow the SRM's to be readily identified based on the initial analysis. Although these SRM's are likely adequate for Minera Penasquito's short term needs, future drill programs would benefit from the preparation of new SRM's specific to the Peñasquito deposit.

4.7 Conclusions and Recommendations

The previously described data collection methodology forms the primary geological database. No fatal flaws were found in data collection and database assembling.

The primary data is collected and recorded by both hand and digital methods. The data has been validated as described in Section 4.0 and confirms the validity of the geological and sample data entered into the database.

Western Silver followed most of the 2003 SNC-Lavalin recommendations, as outlined in the previous section. SNC-Lavalin recommends addressing the few outstanding concerns defined in Section 4.6 that, at present, most likely do not affect adversely the database compilation, manipulation and estimates, but they will enhance a good professional practice.

5.0 MODELLING AND MINERAL RESOURCE ESTIMATE

5.1 Summary

Unless otherwise noted, the information in Section 5.0 of this Report has been based on the following sources:

- Information provided by Western Silver from the old Kennecott and Hochschild drilling campaigns;
- Information provided by Western Silver between November 2002 and February 2004 during the course of all phases of their drilling campaigns;
- Two site visits by SNC-Lavalin's geologist in May 2002 and a geologist and resource estimator in November 2003 and discussions between SNC-Lavalin and Western Silver personnel at that time.

SNC-Lavalin estimated the measured and indicated mineral resources for the sulphides of the Chile Colorado deposit as of March 2004 to be 148.7 million tonnes (Mt) with an average grade of 8.81 $/t NSR, 34.29 g/t Ag, 0.34 g/t Au, 0.29% Pb and 0.84% Zn. The estimate was prepared using the cut-off grade of 3.75 $/t NSR. In addition, inferred mineral resources of a total of 28.8 Mt at an average grade of 5.53 $/t NSR, 21.93 g/t Ag, 0.23 g/t Au, 0.18% Pb and 0.50% Zn were also estimated at the same cut-off grade.

This mineral resource estimate represents the total *in situ* and undiluted mineral resources for the Chile Colorado sulphide zone.

The mineral resources were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000.

SNC-Lavalin has completed the mineral resource estimate by using Datamine, a commercial mining software package. The estimation methodology included the construction of 3D wire frame envelopes to delineate the individual mineralized zones. Geological information and geological interpretation were provided to SNC-Lavalin by Western Silver and formed a basis for the orebody modelling. SNC-Lavalin constructed boundaries between the following domains: topography, overburden, oxidized and sulphide zone and separated samples in the database according to their domain locations in the Chile Colorado and Azul Breccia zones. These digital terrain model (DTM) surfaces and wireframes were then filled with regular blocks 20 x 20 x 10 meters

to allow for grade estimation. Metal grades were interpolated into these blocks utilizing three different methods: an ordinary kriging, a multiple indicator kriging or inverse distance to power 2 method. The grade interpolation utilized only drill hole samples from the specific area to assign grades into blocks of this area. The grade model was verified using different methods and this verification resulted in good agreement between interpolated grades.

5.2 Description of Peñasquito Database

5.2.1 Description of Geological Database of Peñasquito Deposit

Western Silver provided SNC-Lavalin with a drill hole database as of January 7, 2004. SNC-Lavalin did not conduct independent sampling or testing of the samples provided. SNC-Lavalin has assumed that all sampling, testing, geological data, and other information provided by Western Silver is completely, accurately, and fairly presented.

As a result of the review of the provided information, SNC-Lavalin confirmed that according to CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, the quality of information for the Penasquito deposit was sufficient for mineral resource estimation and classification for the Chile Colorado zone only. The mineral resources for the Azul Breccia zone can be classified as inferred resources only. The original drill hole database that was utilized by SNC-Lavalin consisted of 243 collar records, 639 down hole survey records, 2,354 lithological records and 24,244 assay records. This database includes Chile Colorado, Azul Breccia, Outcrop Breccia and their immediate neighbourhoods.

Geological characteristics such as lithology, mineralization and alternation coding were provided for 2,354 intervals of the 167 holes, located mostly in the Chile Colorado (76 holes), Azul Breccia (20 holes) and Azul Ring (16 holes) zones. The remaining 55 holes are scattered throughout the rest of the Peñasquito area. Geological codes used by Western Silver are identified in Tables 3.4-1 through 3.7-1, Section 3.0.

SNC-Lavalin did not evaluate or use the geotechnical drill hole information provided by Western Silver.

Currently, Western Silver continues to drill the property, mainly Outcrop and Azul Breccia areas and carry on the interpretation of the geology for these areas. These activities were in progress during the site visit in November 2003 after the in-fill program was completed for the Chile Colorado zone. The geological information gained by Western Silver during the 2003 in-fill drilling of the deposit has resulted in a considerable

improvement of the geological interpretation. Ongoing exploration might still improve the geological understanding and interpretation for all zones of the Peñasquito deposit including Chile Colorado.

5.2.2 Drill Hole Database

Western Silver provided information for the Peñasquito deposit for a total of 243 drill holes that included assays for 24,244 samples, collars for all 243 drill holes and survey data for 639 survey points that include collar survey. SNC-Lavalin made some corrections to the final drill hole database submitted by Western Silver on January 7, 2004. These corrections included:

- Corrections of a few of overlapping intervals caused by typing errors. These were easily identified and easily corrected by the Datamine program;
- Drill hole intervals with blank assay values were set to zero. As this "missing data" affect mostly the old drill holes and is unknown, SNC-Lavalin assigned to these intervals a grade of 0.0 g/t Ag and Au or 0.0% for Pb and Zn. In the opinion of SNC-Lavalin, this is a conservative approach that introduces some elements of uncertainty, but the overall effect will not allow the overestimation of grade;
- A total of 710 missing intervals in the database (for example: overburden intervals that were not sampled nor recorded in the assay database) were added to the sample file for completeness with all grade values equal 0.0.

All these corrections were minor and are not expected to affect the integrity of the geological database.

5.2.3 Average Density

A density of 2.57 t/m^3 was used by SNC-Lavalin in tonnage determination for sulphide zones and 2.40 t/m^3 for oxide zones of the Chile Colorado deposit.

Western Silver reported that average density measurements were made in the early development of the mine by Kennecott and Hochschild when the previous activities were carried out but there is no knowledge how this was accomplished.

Kennecott reported a total of 968 density determinations with an average value of 2.65 t/m^3. The estimate was done using a total sample weight and dividing it by an

estimated volume of the sample. This method is oversimplified and does not produce an accurate value.

Hochschild reported a total of 677 density determination with the same average value of 2.65 t/m^3. However methodology used in this determination is unknown.

Western Silver weighed a total of 4,000 samples in the ALS Chemex laboratory. Again, using a simplified exercise, similar to the Kennecott approach, it estimated an average 2.64 t/m^3 for sulphide zone. It is SNC-Lavalin's opinion that this density determination is oversimplified also.

Following recommendations from the SNC-Lavalin report, in summer of 2003 Western Silver engaged MSRDI to complete additional density measurements. Originally 197 specific gravity values were determined by weighing core samples in air and water. Pieces of core samples were not coated and water penetrated cavities. It yielded in specific gravity of 2.63 for sulphide zone and 2.53 for oxide zone based on 189 samples from sulphide zone and 8 samples from oxide zone.

MSRDI laboratory conducted similar determinations later but coating the pieces of core with wax for a total of 10 samples representing sulphide zone. It was determined that due to porosity of the rock specific gravity values were higher approximately 2.2% than bulk density. Specific gravities adjusted by the factor of 2.2% resulted in densities of 2.57 t/m^3 for sulphide zone and 2.46 t/m^3 for oxide zone.

A total of 28 core samples analyzed by MSRDI were taken from the same intervals like Hochschild density samples. A comparison of the MSRDI specific gravity values with the Hochschild density values suggests that, most likely, the old Hochschild density values could be in fact the specific gravities.

SNC-Lavalin recommends that bulk density measurements should be carried on regular basis. They may be conducted on the site and checked by a professional laboratory. Meanwhile, the conservative average values of 2.57 t/m^3 in sulphides and 2.40 t/m^3 in oxides are used in converting volumes into tonnages in Chile Colorado.

5.3 Database Verification

5.3.1 Electronic Database Verification

All geological, geotechnical and assay data for the Peñasquito project has been entered into the Datamine database. Datamine verifies a database and identified "obvious"

errors. This data verification subroutine was run during the data entry and identified a few minor errors that were corrected as mentioned in Section 5.2.2.

In addition to a portion of database randomly checked in 2002, in 2003 SNC-Lavalin audited a portion of the database (approximately 10%) with the original assay laboratory certificates making a direct comparison between tables when possible. Total number of samples in Chile Colorado area as of October 29, 2003 was 11,695 original samples. It was decided that 15% samples will be checked, that equals 150 samples for every 1,000. A total of 1,812 samples were selected randomly as specified in Table 5.3-1 covering all phases of drilling up to hole WC60. Checks included drill hole intervals, sample numbers, Ag, Au, Cu, Pb and Zn grades.

Table 5.3-1: Assays selected for Verification

Sample Records From	Sample Records To	Number selected samples	Record # From	Record # To	Drill Holes checked	Original Assay Certificate Number
0	1,000	151	500	650	MHC03, 04, 05	A0032863, A0034486 A0034053
1,000	2,000	151	1,400	1,550	MHC14 PN03	A0035377, A9520357 A9523193, A9521071
2,000	3,000	151	2,300	2,450	PN26 PN27	A9621612, Kennecott Binder
3,000	4,000	151	3,200	3,350	PN35 PN38	Kennecott Binder Original Chemex Log
4,000	5,000	151	4,100	4,250	WC05 WC08	A9819935 A9820523 check A9821742_uugw
5,000	6,000	151	5,000	5,150	WC13 WC14	A0215721 A0216434, A0216977
6,000	7,000	151	6,900	7,050	WC23	A0219095 A0220076_rsu
7,000	8,000	151	7,800	7,950	WC23 WC30	A0224544, A0225354 A0224075
8,000	9,000	151	8,700	8,850	WC41 WC42	A0226262, A0226993 A0228762
9,000	10,000	151	9,600	9,750	WC47 WC48	A0229366, A0229977 A0229715, A0230109
10,000	11,000	151	10,500	10,650	WC52 WC53	A0230021, A0230358 A0230270, A0310233
11,000	12,000	151	11,400	11,550	WC58 WC60	A0340077 A0340089
Total		1,812				

The error rate detected was less than 1.0%, which is considered to be a good agreement for mineral resource estimation purposes. Most of these errors were insignificant and it is SNC-Lavalin's opinion that they will not adversely affect estimation.

The following are SNC-Lavalin comments on the database verification:

Hochschild Drilling

A total of 185 assays from Hochschild campaign were checked. All of them, except 2 assays, are supported by the original assay certificates. Two missing samples: STHN17748 and STHN17749 are located at the bottom of hole MHC04. High grade samples over limits 100 g/t Ag, 10000 ppb Zn, 10000 ppb Pb were re-assayed and results are presented on the separate sheets. Samples over 10,000 ppb Cu were given a value 10,000 ppb. All samples were found exactly as stated on the sheets, except STHN17738 and STHN17739. These two samples were mixed as follows:

Sample#	Length	Au	Ag	Cu	Pb	Zn
STHN17738 is	2.10	0.15	291.0	73.0	3.33	4.87
should be:		0.15	23.8	73.0	0.34	0.53
STHN17739 is	1.90	0.47	50.0	842.0	1.00	1.00
should be:		0.47	291.0	842.0	3.33	4.87

Kennecott Drilling

A total of 453 assays from the Kennecott campaign were selected. As noted in the 2003 report, the original assay certificates were not available. During the site visit SNC-Lavalin found several copies of the original assay certificates on site for some drill holes from PN01 to PN38 and was able to verify 175 assays of PN03 and PN38 from 134 m to end of the hole with no major error found. SNC-Lavalin noticed that Ag assays that yielded less than 1.0 g/t Ag were given a value of 1.0 g/t Ag. The Kennecott report entitled "Penasquito Project, Geochemical Datasets and Summary Data Plots, 1992-1997" was found that contains all Kennecott assay tables typed with the entire database. SNC-Lavalin checked the 175 original certificates with the report and found no errors for them. Subsequently the remaining Kennecott database for 278 samples were checked against the report and again, no errors were found. Based on this, SNC-Lavalin assumes that the entire database for Kennecott drilling is correctly assembled.

Western Copper/Western Silver Drilling

A total of 1,208 samples were randomly selected for all Western Copper/Western Standard assays encompassing holes from WC05 through WC60. A total of 6 assays do not have assay certificates, all of them show very low grades. The remaining assays show:

- Au grades below detection limits Au<0.07 g/t were given a value of 0.04 g/t Au (half of the detection limit); Ag grades below detection limit of 0.2 g/t Ag were assigned a value 0.1 g/t Ag for the earlier campaigns, and later on, grades below a detection limit of 3 g/t were given a grade of 1.5 g/t Ag;
- Pb and Zn grades originally reported in ppb are converted into % grade and rounded to 2 significant digits after a decimal point.

SNC-Lavalin noticed that the original assay certificates for all Western Silver drilling comes in a form of the excel files and they were simply appended to the existing database file without any data entry except changing samples below detection limits and over the detection limits. SNC-Lavalin checked over 1,200 assays against the original certificates. The errors spotted for this portion are less 0.5% as shown in the following table:

Hole ID	Assay Certificate #	Sample Number	Value in Database	Value in Certificate
WC05	A9819935, A9820523	STHN14571	116.0 g/t Ag	115.0 g/t Ag
WC05	A9819935, A9820523	STHN14615	79.8 g/t Ag	82.0 g/t Ag
WC05	A9819935, A9820523	STHN14653	77.4 g/t Ag	83.0 g/t Ag

Based on all findings during the electronic database verification, SNC-Lavalin concluded that the assay database for the Chile Colorado zone is representative, well maintained and suitable for the mineral resource estimates.

5.3.2 Twinning Holes

Western Silver reports that it has not twinned any of the previous holes drilled by Kennecott or Hochschild within the Chile Colorado area to verify significant ore grade intersections. SNC-Lavalin noticed that there is a noticeable consistency of high grade Ag, Au, Pb and Zn values between several diamond drill holes in the central part of the sulphide orebody in the Chile Colorado zone and SNC-Lavalin is satisfied that no

singular hole has undue influence on the grade interpolation and mineral resource estimate.

5.3.3 Independent Sampling

During the 2002 site visit, SNC-Lavalin examined half core from the core library assembled by Kennecott, Western Silver and Hochschild. SNC-Lavalin noted that the mineralization observed in the half core is consistent with the analytical results reported. SNC-Lavalin also noted that the mineralization observed in the half core is consistent with the mineralization reported in the core from the current drill program.

In 2002, SNC-Lavalin collected six (6) samples from the core library. The hole numbers and intervals selected for sampling were known only to the SNC-Lavalin geologist. The samples included both high grade and waste material as identified by historical analytical results and were analyzed by ALS Chemex.

In general, the differences between the original results and the quartered core are higher than expected, particularly for the MHC series drill holes. SNC-Lavalin notes that the population of six samples is too small to be considered representative. Nonetheless, the inconsistencies between the results represent an area of concern. According to Western Silver, both sample preparation and assaying were done by the same laboratories and using the same methodology for both MHC and WC hole series.

SNC-Lavalin examined results of replicate analyses from both laboratories Acme and ALS Chemex (see Section 4.5.5). Acme indicated that less than 40% of Ag duplicates fall into ±5% difference category and less than 63% into ±10% category. The results from ALS Chemex indicated that Ag grades from duplicates are highly variable and as a total less than 42% show the difference less than ±5% and less than 57% show the difference less than ±10%. For Au duplicates the corresponding numbers are low as well: 64% ACME and 50% ALS Chemex duplicates are within ±10% difference. These results strongly indicate that variability within the same sample is high and assaying the quarter of core may not necessary represent the grade of the mineralization. Therefore independent sampling completed in 2002 may not be representative.

In order to test the inherent grade variability at the sampling interval level, SNC-Lavalin recommends that, in the next stage of drilling at least 50 core intervals for the sulphide zone be submitted as paired quarter core. These samples will be field duplicates and should be randomly selected at a rate of a few samples per hole. It will be tested if repeatability supports the high variability of assays. Presently, no other independent sampling is recommended until results of the field duplicate assaying become available.

5.4 Database Analysis

Section 5.4 provides a description of the database analysis carried out by SNC-Lavalin. This section will analyze samples identified as coming from within Chile Colorado zone that were separated from the entire database and used in resource estimates for this zone.

5.4.1 Geological Domains Description

Presently three major distinctive zones have been identified in the Peñasquito area: the Chile Colorado, Azul Breccia and Breccia Outcrop zones. They are surrounded by Azul Ring and Outcrop Ring, less drilled and less understood zones.

Each of these zones of the Peñasquito deposit represents a distinct geological unit and is uniquely situated in space. Furthermore, the metal distribution within each unit may also be unique dependent on the conditions of mineralization. On this basis, it is evident that metal grades for each unit should be treated as separate populations where possible.

Among all zones identified by Western Silver, the Chile Colorado sulphide and oxide zones have the highest drilling density and are well understood. These zones represent distinctly different geological entities than the Azul Breccia or Outcrop Breccia zones. Accordingly, they are treated separately from the remaining zones. The extensive database and current geological understanding allows for the estimation and classification of mineral resources for these two zones.

5.4.2 Statistical Analysis

Based on the information reviewed by SNC-Lavalin, the Peñasquito deposit is a multi element metal deposit with silver, gold, lead and zinc as the major assets. Statistical analyses for the Chile Colorado zone were performed for grades of all four metals. Results of preliminary statistical analysis of original uncut metal grades for each individual variable within the sulphide domain carried out by SNC-Lavalin are summarized in Table 5.4-1.

The original samples were organized into 8 groups depending on domains (see Table 5.5-1). Than the samples were composited into 5.0 meter uniform sample length and analyzed statistically. All grade population show the high coefficient of variation (COV) and highly skewed populations. The coefficient of variation is a simple measure of sample variability and allows the identification of potential problems in grade

interpolation. All of the metals display a high variability in assay population. A coefficient of variation greater than 1.0 indicates a presence of erratic high grades that may influence results of final estimation. This is demonstrated in cumulative frequency plots for these variables showing a significant tail or dispersion of high grades. All variables demonstrate original grade distributions with COV's close or greater than 2.0 with the highest COV of 3.34 observed in silver grade population. Therefore, capping levels for individual variables were established in order to reduce the influence of local high grades and thereby reduce the possibility of over-estimating grades during estimation of mineral resources.

Tables 5.4-1 through 5.4-4 show results of statistical analyses for the Chile Colorado sulphide zone only as the most important zone for which mineral resources could be converted into mineral reserves. The results of the similar analyses for the remaining zones are shown in Appendix C.

Table 5.4-1: Results of Statistical Analyses for Metal Grades of Chile Colorado Sulphide Zone for Original Uncut Samples

Item	Ag	Au	Pb	Zn
Total number of records	10,044	10,044	10,044	10,044
Number of samples	1,0043	10,043	10,043	10,043
Number of missing values	1	1	1	1
Number of values >Trace	10,013	9,971	9,485	9,988
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	5,799.0	22.98	49.60	28.80
Mean	45.809	0.322	0.431	0.942
Variance	23,366	0.573	1.674	2.933
Standard deviation	152.86	0.757	1.294	1.713
Coefficient of variation	3.34	2.35	3.00	1.82
Standard error	1.53	.01	0.01	0.02
Skewness	20.52	12.49	11.68	5.06
Kurtosis	627.99	270.13	277.91	41.53

Generally, all individual assay populations display lognormal positively skewed grade distributions. Cumulative frequency curves for grade populations of the Chile Colorado sulphide zone display well defined linear trends. The samples were composited over a uniform 5.0 m bench height. Cumulative frequency plots of each metal assays are

presented in Appendix C. The results of statistics for 5.0 m composites are presented in Tables 5.4-2 and 5.4-4.

Table 5.4-2: Results of Statistical Analyses for Metal Grades of Chile Colorado Zone for Original Uncut Composites

Item	Ag	Au	Pb	Zn
Total number of records	3,538	3,538	3,538	3,538
Number of samples	3,538	3,538	3,538	3,538
Number of missing values	0	0	0	0
Number of values >Trace	3,523	3,504	3,468	3,523
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	3,883.90	9.40	14.21	16.01
Mean	39.992	0.298	0.369	0.839
Variance	9,853.2	0.250	0.663	1.360
Standard deviation	99.263	0.500	0.814	1.166
Coefficient of variation	2.48	1.68	2.21	1.39
Standard error	1.669	0.008	0.014	0.02
Skewness	20.22	6.67	6.40	3.44
Kurtosis	684.15	74.70	67.93	20.17

A visual inspection of cumulative frequency curves indicated that a capping value of approximately 99% on the curve seems as an appropriate cutting factor for each of the assay populations. Table 5.4-3 summarizes different capping levels applied to assays for each individual variable and Table 5.4-4 summarizes results of statistical analyses for capped grades.

Table 5.4-3: Summary of Capping Level by Variables

Cutting Element	Units	Cutting Grade Maximum Grade	Number of Samples Capped
Ag	g/t	600.0	9
Au	g/t	3.0	16
Pb	%	5.0	16
Zn	%	6.0	23

Cutting reduced the average composite grades approximately 4.2% for Ag, 3.0% for Au, 3.5% for Pb and 1.8% for Zn for assay population of Chile Colorado only. Impact of cutting high grade values is shown in Table 5.4-4 for individual samples and in Table 5.11-1 in the resource estimates.

Cutting has reduced the COV's for most variables down to a value from 1.30 to 1.94. In the case of the lead grades, the COV remains high at 1.94. Inspection of the cumulative frequency plot for the lead composites displays a consistent linear trend without a significant high grade tail. Therefore, no further capping was considered justified

Table 5.4-4: Results of Statistical Analyses for Metal Grades of Chile Colorado Zone for Composites Cut

Item	Ag	Au	Pb	Zn
Total number of records	3,538	3,538	3,538	3,538
Number of samples	3,538	3,538	3,538	3,538
Number of missing values	0	0	0	0
Number of values >Trace	3,523	3,504	3,468	3,523
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	600.00	3.00	5.00	6.00
Mean	38.332	0.289	0.356	0.824
Variance	4295.2	0.169	0.477	1.148
Standard deviation	65.538	0.411	0.690	1.072
Coefficient of variation	1.71	1.42	1.94	1.30
Standard error	1.102	0.007	0.012	0.018
Skewness	4.46	3.47	3.68	2.40
Kurtosis	26.95	15.60	16.21	6.55

5.4.3 Geostatistical Analyses

Geostatistical analysis for the Chile Colorado zone was conducted for capped composites of the silver, gold, lead and zinc grades, separately for sulphide and oxide zones.

Two sets of semi-variograms were generated: indicator variograms for the Ag populations in the sulphide zone and normal semi-variograms for all grades of the sulphide and oxide zones.

Semi-variograms were generated in a number of directions including along strike and down dip directions starting from a dip angle 0.0° and increasing evenly every 15° within horizontal plane and 30° within the vertical plane for each horizontal direction. Table 5.4-5 summarizes parameters used in variogram calculation.

Table 5.4-5: Summary of Parameters used in Variogram Calculation

Parameter	Value
Lag	25.0 m
Lag tolerance	12.5 m
Number of lags	25
Horizontal increment	15.0 degrees
Vertical increment	30.0 degrees
Tolerance on Azimuth	30.0 degrees
Tolerance on dip	30.0 degrees
Radius of the tolerance cylinder	100.0 m

Resulting variograms were analyzed further in order to find the best grade continuity for each variable. Variogram rosettes for each variable for sulphide and oxide zones were plotted; for all four elements they display the best grade continuity in the direction of 30 - 45° NE-SW. The variogram rosettes are presented in Appendix C.

The best directional variograms were then modeled and their parameters selected for grade interpolation.

Indicator semi-variograms were generated for a total of 8 (eight) indicators selected according to the following Ag cut-offs: 6.0, 10.0, 16.0, 26.0, 42.0, 80.0,130.0 and 200.0 g/t Ag. Table 5.4-6 summarizes all indicator semi-variograms parameters. It is noted that with the increasing cut-off the corresponding ranges are getting shorter. The nugget and final sill values follow roughly a bell curve.

Table 5.4-6: Indicator Variogram Parameters for Ag Population – Chile Colorado Sulphides

Ag Cut-off	Variogram Axis Direction	Axis Angles (Azimuth ; Dip)	Nugget C_0	Sill C_1	Sill C_2	Range 1 (m)	Range 2 (m)
6.0	X (strike)	45° ; 0°	0.04	0.05	0.12	90	300
	Y (dip)	315° ; 30°				88	280
	Z (across dip)	135° ; 60°				136	300
10.0	X (strike)	45° ; 0°	0.07	0.06	0.12	72	280
	Y (dip)	315° ; 30°				64	220
	Z (across)	135° ; 60°				130	300
16.0	X (strike)	45° ; 0°	0.10	0.07	0.10	58	260
	Y (dip)	315° ; 30°				88	200
	Z (across)	135° ; 60°				96	250
26.0	X (strike)	45° ; 0°	0.10	0.08	0.09	90	250
	Y (dip)	315° ; 30°				85	200
	Z (across)	135° ; 60°				73	215
42.0	X (strike)	45° ; 0°	0.10	0.06	0.06	65	230
	Y (dip)	315° ; 30°				85	165
	Z (across)	135° ; 60°				55	150
80.0	X (strike)	45° ; 0°	0.06	0.04	0.04	68	150
	Y (dip)	315° ; 30°				98	150
	Z (across)	135° ; 60°				34	64
130.0	X (strike)	30° ; 0°	0.03	0.03	0.03	120	125
	Y (dip)	120° ; 30°				34	75
	Z (across)	300° ; 60°				30	50
200.0	X (strike)	60° ; 0°	0.01	0.01	0.03	100	110
	Y (dip)	150° ; 30°				25	60
	Z (across)	330° ; 60°				57	90

In the sulphide zone the best variogram models for Au, Pb and Zn populations are 2-structure anisotropic relative variograms. They display a good continuity exceeding 150 meters in all three directions for all variables. These robust variogram models indicate that the kriging method of grade interpolation is an appropriate method for the Chile Colorado sample population.

Parameters of the selected final variogram models are summarized in Table 5.4-7. Variogram plots are included in Appendix C.

Table 5.4-7: Variogram Parameters for Variables – Chile Colorado Sulphides

Variable	Variogram Axis Direction	Axis Angles (Azimuth ; Dip)	Nugget C_0	Sill C_1	Sill C_2	Range 1 (m)	Range 2 (m)
Ag (Median Variogram)	X (strike)	45°; 0°	0.12	0.04	0.13	52	300
	Y (dip)	315°; 30°				80	225
	Z (across dip)	135°; 60°				85	280
Au	X (strike)	30°; 0°	0.25	0.18	0.29	58	220
	Y (dip)	120°; 30°				28	180
	Z (across)	300°; 60°				80	200
Pb	X (strike)	45°; 0°	0.39	0.27	0.31	80	175
	Y (dip)	135°; 30°				54	190
	Z (across)	315°; 60°				75	200
Zn	X (strike)	45°; 0°	0.31	0.27	0.27	30	200
	Y (dip)	135°; 30°				40	150
	Z (across)	315°; 60°				72	264

In the oxide zone, the best variogram models are also 2-structure anisotropic relative variograms. They display a good continuity exceeding 180 meters in the strike and dip directions for all variables. The ranges in the Z direction (across the dip) are shorter due to limited thickness of the oxide zone. These variogram models indicate that the kriging method of grade interpolation is an appropriate method for the Chile Colorado oxide sample population.

Table 5.4-8: Variogram Parameters for Variables – Chile Colorado Oxides

Variable	Variogram Axis Direction	Axis Angles (Azimuth ; Dip)	Nugget C_0	Sill C_1	Sill C_2	Range 1 (m)	Range 2 (m)
Ag	X (strike)	45°; 0°	0.14	0.16	0.26	68	250
	Y (dip)	315°; 30°				76	200
	Z (across dip)	135°; 60°				66	70
Au	X (strike)	0°; 0°	0.22	0.14	0.20	68	220
	Y (dip)	90°; 0°				54	180
	Z (across)	0°; 90°				60	60
Pb	X (strike)	45°; 0°	0.28	0.18	0.47	68	220
	Y (dip)	315°; 30°				57	190
	Z (across)	135°; 60°				125	150
Zn	X (strike)	45°; 0°	0.06	0.15	0.13	140	220
	Y (dip)	315°; 30°				94	190
	Z (across)	135°; 60°				58	60

5.5 Orebody Modelling

Section 5.5 provides a description of the orebody modelling carried out by SNC-Lavalin.

Using Datamine mining software, 3-dimensional computer block models of the mineralized domains were developed from the geological files and geological interpretation supplied by Western Silver. Two major mineralized domains are sulphides for Chile Colorado and breccia pipe for Azul Breccia. The topography, overburden and bottom of oxidized zone DTM's were created separately within Chile Colorado and adjacent Azul Breccia zones. As the area of the zone is reasonably flat, the topography surface was created from the drill hole collar coordinates.

Several domains were identified for modeling purposes: overburden, oxidized zone, sulphide domain for Chile Colorado, breccia pipe for Azul Breccia and background rock. Each domain was assigned an individual domain number as presented in Table 5.5-1. Based on the inadequate sample density and very low grades from existing samples for the overburden layer in both the Chile Colorado and Azul Breccia zones, it was decided to omit the grade interpolation in these domains (domain 11 and 21). The grade interpolation was not completed for the Azul Breccia Ring (domain 24) as the drill holes for this area are sparsely distributed and do not demonstrate the required continuity of the deposit. The block model contains blocks with interpolated grades for oxides, sulphides and a ring outside the Chile Colorado sulphides.

Table 5.5-1: Block Model Domain Coding

Item	Domain Identifier for Zones	
	Chile Colorado	Azul Breccia
Overburden	11	21
Oxidized Zone	12	22
Sulphide Zone	13	23
Background Rock	14	24

According to Western Silver, the Chile Colorado zone represents a wide mineralized unit. Therefore, the zone can be represented by a matrix of regular blocks with the same horizontal and vertical dimensions. Therefore, this zone was modeled using the regular size blocks of 20 m x 20 m x 10 m in the X, Y and Z directions respectively. The vertical thickness of 10.0 m was selected based on assumed mining requirements where bench height equals 10.0 m. The variable block height corresponding to vertical thickness at

the boundaries between oxides - sulphides and between Chile Colorado - Azul Breccia zones was used for more accurate representation at the zone boundaries. The extents of the block model and individual block dimensions are tabulated in Table 5.5-2.

Table 5.5-2: Chile Colorado Block Model Parameters

General Direction	Minimum Coordinate	Maximum Coordinate	Maximum Distance (m)	Individual Block Size (m)	Number of Blocks
X	229,400	230,900	1,500	20	75
Y	726,500	728,000	1,500	20	75
Z	1,350	2,000	650	10	65

5.6 Grade Interpolation

Section 5.6 provides a description of the grade interpolation carried out by SNC-Lavalin.

Based on the results from statistical and geostatistical analyses three different methods of grade interpolation were selected as follows:

- Grades of Ag in the Chile Colorado sulphide zone were interpolated into blocks of the model utilizing multiple indicator kriging method;
- Grades of Au, Pb and Zn for the Chile Colorado sulphide zone and all grades for the Chile Colorado oxide zone were interpolated into blocks of the model utilizing the ordinary kriging method; and
- All grades in the remaining domains (example: Azul Breccia and Chile Colorado background) were interpolated using the inverse distance to power 2 method.

Capped composites coded by domain identifiers were interpolated into the model blocks coded by the same domain identifiers.

The multiple indicator kriging method was found better suited for the Ag grade population in the Chile Colorado Sulphide zone that display high grade samples. This method helps to deal with outliers characteristic to the sulphide zone. A total of 8 (eight) indicators were selected according to the following Ag cut-offs: 6.0, 10.0, 16.0, 26.0, 42.0, 80.0, 130.0 and 200.0 g/t Ag. Semi-variogram models were generated for each of the 8 populations individually and used in Ag grade interpolation only. The indicator variogram models and their parameters are presented in Appendix C.

The ordinary kriging method was employed in Au, Pb and Zn grade interpolation oxide and sulphide zone and Ag grade in the oxide zone of Chile Colorado. Variogram models applied in ordinary kriging are summarized in Tables 5.4-7 and 5.4-8.

The optimum search radii for grade interpolation were investigated utilizing a cross-validation method. A series of different options were investigated starting from as low as 25 x 25 x 25 meters and reaching up to 200 x 200 x 50 meters in X, Y and Z direction respectively. The graphical results are presented in Figure 5.6-1. The option that produced the higher correlation coefficient and the lower standard error values were selected. It is apparent in the graph that the search radii of 150 x 100 x 50 meters produced the best results. Therefore these distances were employed as the main search radii for grade interpolation for all major zones. The first search volume radii employed in grade interpolation for the measured resources utilized a half of the selected radii, namely 75 x 50 x 25 meters.

The optimum number of points for grade interpolation were investigated, utilizing again the cross-validation method. Different scenarios were investigated starting from a minimum of 4 points and ranging to a maximum of 112. The option that produced the higher correlation coefficient and the lower standard error values were selected. Figure 5.6-2 indicated that a minimum number of points of 4 and a maximum of 32 produced the lower standard error and highest correlation coefficient. Therefore these limits were employed in the grade interpolation.

Figure 5.6-1: Results of Cross Validation Analyses for the Search Radii Investigations

A. Correlation Coefficient


Cross Validation Results for Search Radii Analyses
Correlation Coefficient (%)
66.0%
65.5%
65.0%
64.5%
64.0%
25x25x25
50x25x25
50x50x25
50x50x50
75x50x50
75x75x50
75x75x75
100x75x76
100x100x75
100x100x100
150x100x100
150x150x100
150x150x75
150x150x50
150x100x50
200x150x50
200x200x50
150x150x25
Search Range (meters)

B. Standard Error


Cross Validation Results for Search Radii Analyses
Standard Error (%)
51.0%
50.5%
50.0%
49.5%
25x25x25
50x25x25
50x50x25
50x50x50
75x50x50
75x75x50
75x75x75
100x75x76
100x100x75
100x100x100
150x100x100
150x150x100
150x150x75
150x150x50
150x100x50
200x150x50
200x200x50
150x150x25
Search Range (meters)

Figure 5.6-2: Results of Cross Validation Analyses for the Number of Points Investigations

A. Correlation Coefficient


Cross Validation Results for Number of Points
Correlation Coefficient (%)
65.55%
65.50%
65.45%
65.40%
65.35%
65.30%
65.25%
4/24
4/32
4/40
4/56
4/64
4/80
4/88
4/112
Minimum/Maximum Number of Points
Correlation Coefficient

B. Standard Error


Cross Validation Results for Number of Points Analyses
Standard Error (%)
49.70%
49.65%
49.60%
49.55%
49.50%
4/24
4/32
4/40
4/56
4/64
4/80
4/88
4/112
Minimum/Maximum Number of Points
Standard Error (%)

Additional interpolation parameters are as follows:

- A dynamic search volume factor of 2 in the second interpolation pass and 3 in the third interpolation pass;
- Minimum number of octants used in interpolation 2;
- Minimum number of points in interpolation of one octant equals 2, and a maximum number equals 8;
- Maximum number of points per octant is 8, or a maximum of 32 points per block within search radii;
- Number of samples from one drill hole allowed in grade interpolation limited to a maximum of 4;
- Power equal to 2 for the inverse distance to a power method.
- Only samples from the specific domains were interpolated into blocks located in this domain.

In the sulphide and oxide zones of Azul Breccia, the inverse distance to a power 2 was used. The same interpolation parameters as in Chile Colorado zone were utilized in interpolation due to a limited number of samples in this area that prevented generation of

clear variogram models. The mineral resources were classified as inferred only for this zone.

5.7 Net Smelter Return (NSR) Estimates by IMC

Section 5.7 describes parameters used in estimates of NSR values carried out by IMC.

Western Silver selected reporting mineral resource estimate results utilizing NSR values to compare them directly to the mineral reserve estimates as the Chile Colorado is a multi-element deposit. Since the NSR values for each sulphide block of the model were estimated by IMC and forwarded to SNC-Lavalin for reporting, SNC-Lavalin reports its mineral resource estimates by both NSR and Ag cut-offs. SNC-Lavalin has not verified the IMC formulas nor checked the estimates. All factors used in NSR estimates, such as the base metal prices (US$), smelter terms and conditions, concentrate and refining recoveries, metallurgical recoveries, costs for concentrate transportation were provided by IMC and SNC-Lavalin quotes the IMC assumptions for the completeness only in the following tables:

Table 5.7-1: Metal Prices and Recoveries Utilized in NSR Estimates by IMC

Parameters	Description		Unit	Factor
Metal Prices	Lead	Pb	US$/t	600.00
			US$/lb	0.272
	Zinc	Zn	US$/t	1,000.00
			US$/lb	0.45
	Gold	Au	US$/oz	350.00
	Silver	Ag	US$/oz	5.50
Mill Recoveries	Lead	Pb	%	82%
	Zinc	Zn	%	80%
	Gold	Au	%	50%
	Silver	Ag	%	80%
Grade of Concentrate Produced	Lead	Pb	%	60%
	Zinc	Zn	%	55%
Percent of Mill Recovery to Concentrate	Gold	in Lead	%	86%
		in Zinc	%	14%
	Silver	in Lead	%	93.8%
		in Zinc	%	6.2%
Percent of Mill Feed	Gold	in Lead	%	43%
		in Zinc	%	7%
	Silver	in Lead	%	75%
		in Zinc	%	5%

Table 5.7-2: Smelter Charges Used by IMC in NSR calculation

Zinc Concentrate:		
Payment:	Zinc	Grade over 53.5%, pay 85%
		Grade < 53.5%, 8 min deduct (ignore)
	Silver in zinc con	Deduct 3 oz, pay 70%
	Gold in zinc con	Deduction 1.0 gm, pay 75%
	90% after 65 days, balance after 150 days	
Charges:	Treatment charges	$175/dmt long term average based on $1,000
	Refining charges	No refining charges
	Penalty elements	Nothing, pending conc assays
Freight:	Total to Asia or Europe	$70/dmt

Lead Concentrate:		
Payment:	Lead	Pay 95% for con grade 60% and over
	Silver in lead con	Pay 95%
	Gold in lead con	deduct 1 gm, pay 95%
	90% after 65 days, balance after 150 days	
Charges:	Treatment charges	$165/dmt long term average based on $600
	Refining charges	$0.40/oz silver, $6.00/oz gold
	Penalty elements	Nothing pending conc assays
Freight:	Total to Asia or Europe	$70/ dmt
	In Mexico (Torreon)	TC $190.

5.8 Estimated Mineral Resource Classification

The mineral resource estimate has been prepared to be consistent with the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. According to CIM:

"Mineral resources are subdivided in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpolated from specific geological evidence and knowledge."

In practice, an inferred mineral resource may be used to report estimated tonnage and grade if the sampling data and geologic understanding are only sufficient to outline a deposit of potential economic merit. An indicated mineral resource can serve as a base for decisions on major expenditures. It is fundamental to the indicated mineral resource class that there is well-established geological information demonstrating the continuity of the mineralized zones. A measured mineral resource is a well-established resource if the qualified person responsible for estimating the measured mineral resource has no reasonable doubt that any variation from the stated grade and tonnage would be sufficient to materially affect an economic appraisal of the mineral resources.

A mineral reserve is that portion of the mineral resource that can be mined at a profit. In addition to the geologic factors necessary to estimate a mineral reserve, mineral reserve estimates require adequate information on mining, metallurgy, infrastructure, operating and capital costs, environmental considerations, and economic, legal and technical factors that affect the economic viability of a project. Waste rock dilution, and percent extraction should be considered in tonnage and grade estimates. The category assigned to a mineral reserve depends not only on the mineral resource category, but also on the level of confidence in all associated costs, mining conditions, and other factors used in the estimate. This section of the report presents *in situ* and undiluted mineral resource estimated by SNC-Lavalin as of March, 2004.

CIM Standards classify mineral resources as follows:

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade and quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resources

A measured mineral resource is that part of a mineral resource for which quantity, grade and quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources for Chile Colorado zone were classified according to the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" adopted by CIM Council August 20, 2000. A number of elements that represent the confidence in the geological interpretation, the database integrity, the spatial continuity of mineralization and the quality of estimation were utilized in the classification.

The spatial continuity of the mineralization and the quality of estimation process is represented by the kriging variance for the domains estimated using kriging, which are

Chile Colorado oxide and sulphide zones. The kriging variance takes into account the number and location of holes surrounding the block being estimated as well as clustering and "shielding" of the data.

Blocks that are estimated by drill holes separated by a distance that represents no more than 2/3 of the sill variance of the semivariogram may be classified as measured category. Blocks that are derived by the drill holes separated by distances greater that these corresponding to 2/3 of the sill variance but less than the distance corresponding to the total sill may be classified as indicated category. In addition, the number of samples and the dynamic search volumes used in estimation of the individual blocks were utilized to further improve the classification process.

The classification process started from coding the blocks inside the geological confidence perimeter derived from the drill hole plan as presented in Figure 5.8-1. The high geological confidence perimeter outlines the drilling grid of approximately 50 x 50 meters in the Chile Colorado zone. This represents the area with sulphide zone interpreted by Western Silver geologists adequately. Blocks located inside the higher geological confidence perimeter could be considered as Measured category if the quality of grade estimation is sufficient. Blocks located in Chile Colorado zone outside the higher geological confidence perimeter could be considered either Indicated or Inferred categories depending on the quality of grade estimation. All blocks located north of the Chile Colorado (Azul Breccia and Azul Ring zones) have low geological confidence due to a poor density of drilling and weak geological interpretation therefore they will be classified as Inferred category only.

Additional factors used in classification are:

- Blocks estimated using the primary search volumes could be classified as Measured, Indicated or Inferred category depends on other factors representing the quality of grade estimation;
- Blocks estimated using the secondary search volumes could be classified as Indicated category, if other factors representing the quality of grade estimation are addressed;
- Blocks estimated using the tertiary search volumes could be classified as Inferred category only as they represent grade extrapolation;
- A minimum number of samples within a block classified as Measured is =>14 (that represents a minimum of 4 holes used in estimate);

Figure 5.8-1: Chile Colorado – Plan View of Drill Holes and Geological Confidence Outlines


Azul Breccia Low Confidence Area
Arbitrary Border Between Chile Colorado
and Azul Breccia Areas
Chile Colorado High Confidence Area
Chile Colorado Lower Confidence Area
Minera Penasquito S.A. de C.V.
Penasquito Area
Confidence Level Outlines

The following table specifies all parameters used in the classification within the geological confidence perimeters:

Kriging Variance	Minimum Number of Samples	Search Volume	Mineral Resource Classification
<2/3 KV	14	1	Measured
< KV	6	1 or 2	Indicated
>KV	6	1 or 2	Indicated
>KV	4	1, 2 or 3	Inferred

5.9 Mineral Resource Estimate

Subject to the qualifications set out in this report, SNC-Lavalin estimated the measured and indicated mineral resources for the sulphides of the Chile Colorado deposit (domain 13) as of March 2004 to be **148.7 million tonnes** (Mt) with an average grade of **8.8 $/t NSR, 34.3 g/t Ag, 0.34 g/t Au, 0.29% Pb and 0.84% Zn**. The estimate was prepared using the cut-off grade of **3.75 $/t NSR**. In addition, inferred mineral resources of a total of 28.8 Mt at an average grade of 5.53 $/t NSR, 21.9 g/t Ag, 0.23 g/t Au, 0.18% Pb and 0.50% Zn were also estimated at the same cut-off grade.

These sulphide mineral resources consist of:

Measured:	**81.2 Mt**	@	**43.4 g/t Ag,**	**0.36 g/t Au,**	**0.37% Pb,**	**0.98% Zn**
Indicated:	**67.5 Mt**	@	**23.4 g/t Ag,**	**0.31 g/t Au,**	**0.18% Pb,**	**0.67% Zn**
Inferred:	**28.8 Mt**	@	**21.9 g/t Ag,**	**0.23 g/t Au,**	**0.18% Pb,**	**0.50% Zn**

Oxides in reported using a cut-off grade of 5.00 g/t Ag, as NSR formula cannot be applied for oxides, resulted in:

Measured:	**14.4 Mt**	@	**15.0 g/t Ag,**	**0.13 g/t Au,**	**0.26% Pb,**	**0.30% Zn**
Indicated:	**10.5 Mt**	@	**15.6 g/t Ag,**	**0.18 g/t Au,**	**0.26% Pb,**	**0.29% Zn**
Inferred:	**4.7 Mt**	@	**11.6 g/t Ag,**	**0.11 g/t Au,**	**0.18% Pb,**	**0.17% Zn**

The background zone in Chile Colorado (domain 14) resulted in the inferred mineral resources, reported at the same cut-off grade of 3.75 $/t, NSR of 16.1 Mt with an average grade of 5.2 $/t NSR, 19.7 g/t Ag, 0.15 g/t Au, 0.27% Pb, 0.45% Zn.

In addition, the sulphides in the Azul Breccia zone (domain 23) resulted in the inferred mineral resources of 71.2 Mt with an average grade of 7.3 $/t NSR, 31.5 g/t Ag, 0.15 g/t Au, 0.36% Pb, 0.72% Zn reported at the same cut-off grade of 3.75 $/t NSR.

The oxides in the Azul Breccia zone (domain 22) resulted in the inferred mineral resources 19.2 Mt with an average grade of 13.0 g/t Ag, 0.13 g/t Au, 0.10% Pb, 0.22% Zn reported at the same cut-off grade of 5.0g/t Ag.

Total estimated mineral resources by SNC-Lavalin for the sulphides of the Chile Colorado zone, by varying NSR cut-offs and by categories are presented in Table 5.9-1 and by Ag cut-off in Table 5.9-2.

Selected sections and plans showing the block model and drill holes of the Chile Colorado zone are presented in Appendix D.

Table 5.9-1: SNC-Lavalin Mineral Resource Estimates (as of March 2004)
Estimated Sulphide Mineral Resource for Chile Colorado Zone by NSR Cut-off

Above Cut-off ($/t NSR)	Volume (1,000 m³)	Tonnes (1, 000t)	Average Grade Above the Cut-off:				
			NSR ($/t NSR)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured							
0.00	37,350	95,991	9.31	38.25	0.31	0.33	0.86
2.00	35,683	91,704	9.68	39.78	0.33	0.35	0.90
3.75	31,580	81,161	10.55	43.38	0.36	0.37	0.98
5.00	27,052	69,523	11.59	48.00	0.38	0.41	1.07
8.00	17,875	45,940	14.22	60.02	0.45	0.51	1.30
10.00	13,161	33,824	16.10	69.30	0.49	0.60	1.45
15.00	5,870	15,085	20.98	96.11	0.54	0.85	1.78
Indicated							
0.00	39,122	100,544	5.31	18.62	0.25	0.14	0.53
2.00	35,213	90,498	5.75	20.06	0.27	0.15	0.58
3.75	26,277	67,532	6.72	23.37	0.31	0.18	0.67
5.00	18,038	46,359	7.78	27.05	0.36	0.20	0.79
8.00	5,853	15,042	10.99	38.83	0.50	0.29	1.10
10.00	2,825	7,260	13.27	47.05	0.63	0.31	1.30
15.00	600	1,542	18.16	65.83	0.87	0.41	1.71
Measured and Indicated							
0.00	76,473	196,534	7.26	28.22	0.28	0.24	0.69
2.00	70,896	182,203	7.73	29.99	0.30	0.25	0.74
3.75	57,857	148,692	8.81	34.29	0.34	0.29	0.84
5.00	45,090	115,882	10.06	39.62	0.38	0.33	0.96
8.00	23,728	60,982	13.42	54.80	0.46	0.46	1.25
10.00	15,986	41,084	15.60	65.37	0.51	0.55	1.43
15.00	6,470	16,627	20.72	93.30	0.57	0.81	1.78
Inferred							
0.00	19,262	49,503	4.30	17.57	0.19	0.14	0.43
2.00	17,306	44,476	4.64	18.33	0.20	0.14	0.45
3.75	11,210	28,809	5.53	21.93	0.23	0.18	0.50
5.00	5,693	14,632	6.64	27.16	0.27	0.23	0.57
8.00	901	2,316	9.96	41.60	0.39	0.30	0.83
10.00	303	780	12.25	52.08	0.47	0.34	1.02
15.00	44	113	17.12	82.15	0.44	0.52	1.37

Table 5.9-2: SNC-Lavalin Mineral Resource Estimates (as of March 2004)
Estimated Sulphide Mineral Resource for Chile Colorado Zone by Ag Cut-off

Above Cut-off (g/t Ag)	Volume (1,000 m^3)	Tonnes (1, 000t)	Average Grade Above the Cut-off:			
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured						
0.00	37,350	95,991	38.25	0.31	0.33	0.86
5.00	36,308	93,310	39.23	0.32	0.34	0.88
10.00	33,504	86,105	41.88	0.33	0.37	0.92
15.00	29,240	75,147	46.15	0.35	0.40	0.99
20.00	24,712	63,509	51.40	0.37	0.45	1.07
30.00	17,545	45,089	62.26	0.39	0.55	1.19
40.00	12,344	31,723	73.88	0.41	0.65	1.33
Indicated						
0.00	39,366	101,171	18.48	0.25	0.14	0.53
5.00	36,313	93,324	19.74	0.26	0.15	0.56
10.00	28,965	74,440	22.83	0.28	0.17	0.61
15.00	20,645	53,058	26.98	0.29	0.20	0.67
20.00	13,113	33,700	32.48	0.32	0.23	0.73
30.00	5,858	15,054	42.86	0.38	0.30	0.86
40.00	2,416	6,210	54.95	0.42	0.35	0.97
Measured and Indicated						
0.00	76,717	197,162	28.10	0.28	0.24	0.69
5.00	72,620	186,635	29.49	0.29	0.25	0.72
10.00	62,469	160,545	33.04	0.31	0.28	0.78
15.00	49,885	128,205	38.22	0.33	0.32	0.86
20.00	37,824	97,209	44.84	0.35	0.37	0.95
30.00	23,402	60,144	57.41	0.39	0.49	1.11
40.00	14,760	37,933	70.78	0.41	0.60	1.27
Inferred						
0.00	22,635	58,171	15.26	0.19	0.14	0.43
5.00	18,838	48,414	18.20	0.19	0.14	0.44
10.00	15,000	38,551	20.74	0.20	0.16	0.45
15.00	10,553	27,121	24.23	0.20	0.18	0.47
20.00	5,667	14,565	30.17	0.21	0.23	0.50
30.00	2,333	5,997	38.47	0.21	0.28	0.56
40.00	613	1,576	50.12	0.25	0.33	0.67

Table 5.9-3: SNC-Lavalin Mineral Resource Estimates (as of March 2004)
Estimated Oxide Mineral Resource for Chile Colorado Zone by Ag Cut-off

Above Ag Cut-off	Volume (1,000m3)	Tonnage (1,000t)	Average Grade Above the Cut-off:			
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured Mineral Resource						
0.01	6,594	15,826	14.02	0.13	0.25	0.29
5.00	6,015	14,437	15.00	0.13	0.26	0.30
10.00	3,980	9,553	18.86	0.16	0.34	0.35
15.00	2,062	4,949	24.71	0.20	0.45	0.43
20.00	1,117	2,681	31.17	0.23	0.56	0.52
30.00	412	988	43.30	0.26	0.73	0.70
40.00	184	442	55.09	0.23	0.89	0.92
Indicated Mineral Resource						
0.01	5,497	13,192	13.21	0.15	0.22	0.27
5.00	4,385	10,524	15.65	0.18	0.26	0.29
10.00	2,694	6,467	20.84	0.24	0.35	0.32
15.00	1,599	3,837	26.58	0.31	0.47	0.35
20.00	1,050	2,519	31.49	0.37	0.58	0.38
30.00	376	901	44.88	0.43	0.81	0.53
40.00	193	463	54.66	0.46	0.94	0.60
Measured & Indicated Mineral Resource						
0.01	12,091	29,018	13.65	0.14	0.24	0.28
5.00	10,400	24,961	15.28	0.15	0.26	0.30
10.00	6,675	16,020	19.66	0.19	0.34	0.34
15.00	3,661	8,786	25.53	0.25	0.46	0.39
20.00	2,167	5,200	31.33	0.30	0.57	0.45
30.00	787	1,889	44.05	0.34	0.77	0.62
40.00	377	906	54.87	0.35	0.92	0.76
Inferred Mineral Resource						
0.01	5,720	13,728	5.48	0.07	0.08	0.12
5.00	1,976	4,742	11.63	0.11	0.18	0.17
10.00	952	2,285	16.34	0.15	0.26	0.16
15.00	410	985	21.75	0.19	0.37	0.16
20.00	140	336	31.16	0.29	0.58	0.21
30.00	44	106	47.75	0.39	1.03	0.26
40.00	28	67	55.88	0.47	1.22	0.29


Chile Colorado Sulphide Zone - Mineral Resources by Categories
Tonnage (1000 tonnes)
250,000
200,000
150,000
100,000
50,000
0
0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0
Cut-off Grade ($/t NSR)
Measured Indicated Inferred

Figure 5.9-1: SNC-Lavalin Mineral Resource Estimate by Category


Chile Colorado Sulphide Zone - Measured and Indicated Resources
Tonnage (1000 tonnes)
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0
Cut-off Grade ($/t NSR)
Measured Indicated Meas & Ind

Figure 5.9-2: SNC-Lavalin Mineral Resource Estimates: Tonnage-Grade Curve


Chile Colorado Sulphide Zone - Measured and Indicated Resources
NSR Grade ($/t NSR)
18
16
14
12
10
8
6
4
0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0
Cut-off Grade ($/t NSR)
Measured Indicated Msd & Ind

Figure 5.9-3: SNC-Lavalin Mineral Resource Estimates: NSR Grade Curve

5.10 Resource Estimate Verification

The block model for the Chile Colorado deposit generated by SNC-Lavalin was verified using different methods:

- Visual examination of the grades in the model blocks and grades from the drill holes on the computer screen completed with satisfactory results. In all zones the grades of the block model correspond with these from the surrounding drill holes. Concentration of high grades in the central part of the zone is supported by a number of holes with high grade samples drilled in this part of the zone.
- Arithmetic averages between the grades of the block model for the sulphide zone Chile Colorado and the grades of composites used in grade interpolation were compared. Table 5.10-1 summarized the results of the comparison for the declustered composites and the block model. The difference between average composite and block grades varies from –1.0 to –33.3%. The large spread is noticed for Ag and Pb grades. SNC-Lavalin investigated this difference and concluded that it is reasonable for the reason that the location of the samples with high Ag and Pb values in the centre of the deposit gives higher weight to them as the arithmetic averages are compared. The low grade samples located at the edges of the sulphide zone give higher influence to the average block model grades thus reducing them. SNC-Lavalin concluded that this large difference is acceptable. Considering these circumstances, SNC-Lavalin does not find these large differences to be of concern.

Table 5.10-1: Results of Comparison of Average Grades of Composites and Model

Variable	Estimated Average Grade of		Estimated Difference (%) between Model and Composites
	Declustered Composites	Block Model	
Ag (g/t)	34.51	27.94	-23.5
Au (g/t)	0.28	0.28	-1.00
Pb (%)	0.32	0.24	-33.3
Zn (%)	0.77	0.69	-13.7

- SNC-Lavalin has employed the alternate methods of grade interpolation for the Chile Colorado sulphide zone utilizing inverse distance to a power 2 and nearest neighbour methods. The database, search radii and other parameters such as directional ellipsoid, minimum and maximum number of samples, number of octants used in interpolation were similar to these used in final grade interpolation by kriging. The differences in average grades by different interpolation methods are presented in Table 5.10-2

Table 5.10-2: Results of Comparison of Different Interpolation Methods for Chile Colorado Sulphide Zone (Measured and Indicated Resources)

Variable	Unit	Average Metal Grade obtained by the method:		
		Kriging*	Inverse Distance to Power 2	Nearest Neighbour
Ag	g/t	27.943	28.687	27.508
Au	g/t	0.277	0.279	0.269
Pb	%	0.235	0.242	0.229
Zn	%	0.686	0.696	0.660

Note: * Kriging represents MIK for Ag grades and OK for Au, Pb and Zn grades

The results described for above checks were found to be within acceptable tolerance limits for resource estimates and confirm that the selected interpolation techniques are appropriate for the deposit. As expected the inverse distance method resulted in grades for all variable slightly higher than the kriging method. The nearest neighbour method resulted in slightly lower grades than kriging and inverse distance methods. A closer scrutiny revealed that the cluster of high grade samples in the middle of the deposit and lower grades at the edges of the zone affected the results.

SNC-Lavalin has not estimated the mineral resources for the Chile Colorado deposit using manual methods as this is not a part of SNC-Lavalin's scope of work. SNC-Lavalin is not aware if Western Silver completed any manual estimates for the deposit.

5.11 Estimated Impact of Cutting High grades

High grades that do not conform to the cumulative frequency curves for the Chile Colorado zone were adjusted as explained in Section 5.4. SNC-Lavalin has investigated the impact of cutting outliers by interpolating uncut composites to the block models for the main sulphide zone using the same interpolation methods and parameters as in the

final grade interpolation. The results of comparison between these two models for the Chile Colorado sulphide zone for measured and indicated resources portions are presented in Table 5.11-1. The differences for averages of each of four variables do not exceed 3% that is considered within acceptable limits and proves that cutting has not change excessively the results.

Table 5.11-1: Results of Comparison of Average Grades for Different Models with Cut and Uncut Grades

Variable	Grade Units	Estimated Average Grade of Model Utilizing:		Estimated Difference (%)
		Cut Grades	Uncut Grades	
Ag	g/t	27.943	28.651	2.5%
Au	g/t	0.277	0.285	2.9%
Pb	%	0.235	0.239	1.7%
Zn	%	0.686	0.692	0.9%

5.12 Previous Estimates

SNC-Lavalin completed a mineral resource estimate in March 2003 that resulted in the indicated mineral resources for the Chile Colorado deposit to be 118 million tonnes (Mt) with an average grade of 9.6 $/t NSR, 41.9 g/t Ag, 0.36 g/t Au, 0.38% Pb and 0.89% Zn. The estimate was prepared using the cut-off grade of 4.00 $/t NSR. In addition, a total of 59 Mt of inferred mineral resources at an average grade of 7.23 $/t NSR, 28.98 g/t Ag, 0.31 g/t Au, 0.24% Pb and 0.69% Zn were also estimated at the same cut-off grade. These estimates were based on the database completed by Western Copper before February 18, 2003.

According to Western Silver, there are no independent mineral resource estimates completed other than internal, unpublished estimates by Kennecott or Hochschild, prior to the SNC-Lavalin estimates.

5.13 Exploration Potential

In the opinion of SNC-Lavalin, there is a potential to increase estimated mineral resources for Western Silver in both the existing Chile Colorado zone and in the adjacent zones.

5.13.1 Peñasquito Area

Chile Colorado

This zone is believed to be open at depth and to east and west. As hole lengths in this area have been limited to ~400 meters, some drill holes ended up in the mineralization (example: PN28, MHC02 and 11, WC01, 26 and 28). This and a lack of drilling at depth, below the current resource, creates the potential for expanding mineral resources.

Good grade intersections to the west of holes WC01 and WC15 by two holes WC28 and WC26 further indicated possible continuity of the zone at deeper levels.

Azul Breccia

Presently, the Azul Breccia zone is drilled on an irregular 100 x 100 meter pattern. Over 20 holes are drilled on the area of about 380,000 m^2, 3 of them from 2003 drilling phase (WC65, WC93 and WC95). WC93, a vertical hole located in the middle of Azul pipe, intersected 86 meters of low-grade mineralization beginning at depth of 152 meters. WC95 cut through oxide mineralization from 86 to 138 meters and sulphide mineralization from 138 to 254 meters. Some of the old Kennecott holes and new WC holes display very good intercepts with high grades especially at the greater depth that Chile Colorado. The Azul Breccia requires an additional exploration drilling in order to improve estimated mineral resource. Western Silver plans to drill the Azul Breccia and NE Azul Breccia area in 2004 in order to include mineral resources in the Feasibility Study.

Outcrop Breccia

The Outcrop Breccia zone was originally drilled by Kennecott. Some of the holes show high grade intercepts but no attempt was made to interpret geology at this area. Presently the existing drilling pattern is not adequate to estimate resources. Western Silver has drilled the Outcrop area in 2003 with very encouraging results. In the opinion of SNC-Lavalin, there is a strong possibility to increase resources in this area the exploration drilling has to continue to confirm the possible extent of resources.

5.13.2 Other Area Targets

The recent drilling at Chile Colorado has provided useful geologic information that can be used to prioritize the 14 targets that have been identified by compilation of geologic-geochemical-geophysical data.

PN-7 Target: This is a new exploration target that is not shown on the exploration targets map. It is located 650 meters south of the Outcrop Breccia along the margin of the hydrothermal alteration shell. Its prime feature is a strong 300 meter diameter CSAMT low Resistivity-Tensor IP anomaly. Kennecott drilled one RC hole, PN07, to test the anomaly; which was stopped at 162 meters. The hole cut PC-altered siltstones that commonly occur above or adjacent to the more favourable QSPC-alteration.

SW Chile Colorado Target: This is also a new target that is not shown on the exploration targets maps. The target is a large CSAMT low Resistivity-Tensor IP anomaly about one kilometre west of the Chile Colorado deposit. SNC-Lavalin recommends that a geophysicist review the CSAMT data to better evaluate this and similar CSAMT anomalies in the Peñasquito area.

The following section was written by Tom Turner, Project Manager for the Penasquito Project in December 2003. The report describes the current and future programs and the potential for the area:

Peñasco Sur

This prospect is a new discovery that has been cut by WC98. The drill hole was collared along the S flank of the Peñasco deposit and drilled with a 180° azimuth. The hole cut a series of mineralized shear zones from 183 to hole bottom at 403.86 meters. The relationship of this mineralization to the main Peñasco zone is problematic. It may be a shear-hosted mineral deposit similar to Azul NE and be in the same WNW-striking fault zone as the Azul NE deposit that cuts across the Peñasquito project area. Peñasco Sur may also cut into, be a part of, and possibly offset the west extension of the Peñasco mineral deposit.

The 2004 exploration plan is to trace the shear zone along strike with a 50 meter hole spacing.

El Sotol

The El Sotol deposit was discovered by the 2003 Scout RC program. The discovery hole S-15 cut 52 meters starting at 66 meters of 0.32 g/t Au, 20 g/t Ag, 0.38% Pb, and 0.68% Zn. A second discovery hole, S-30 cut 16 meters starting at a depth of 72 meters of 0.3 g/t Au, 50 g/t Ag, 0.44% Pb and 0.69% Zn. S-30 was subsequently deepened by core to a depth of 502 meters and cut 39.55 meters averaging 0.42 g/t gold, 40 g/t silver, 0.52% lead and 1.01% zinc from 160

to 194.55 meters. The Scout RC holes were drilled to test a coincident RAB alteration and geochemical anomaly.

El Sotol is a siltstone-hosted sulfide stockwork mineral system similar to Chile Colorado. There is a series of dipole-dipole IP and Scalar IP anomalies that start at the discovery hole and extend for 500 meters to the WNW with a 200 meter N-S width. These anomalies are believed to represent the "footprint" of the Sotol deposit that appears to be a gently W dipping band of sulfide stockwork mineralization.

The geophysical "footprint" outlines a potential mineral deposit that extends 500 meters WNE from the discovery hole. Using an estimated thickness on the order of 200 meters, El Sotol has the potential to host a 50 million tonne deposit with Au-Ag-Pb-Zn grades similar to Chile Colorado. The 2004 exploration plan is to test the geophysical "footprint" and the area immediately W of the discovery hole with several diamond core holes drilled with a 0° azimuth and -60° inclination. If these initial holes successfully show that the Sotol has the potential to host economic grade mineralization across significant intervals, the deposit will be grid drilled on 50 meter centers.

La Palma

La Palma is the poorest known mineral deposit in the Peñasquito project area. The first indication that La Palma hosted mineralization was WC-63-03 that cut a narrow high-grade carbonate-sulfide vein on the S flank of the target. Subsequent Scout RC holes tested RAB geochemical-alteration anomalies to the immediate N of WC-63-03. These RC holes, S-5-03, S-11-03, S-12-03 and S-13-03, confirmed the presence of a N-S band of hydrothermal alteration but did not cut economic mineralization.

The exploration plan for La Palma is to drill a series of 90° azimuth diamond core drill holes early in the 2004 drill campaign. The initial holes will pass beneath the Scout holes with the best hydrothermal alteration.

El Chamisal

El Chamisal was discovered towards the end of the Scout RC program. Three RC holes with a 0° azimuths and -60° inclinations were drilled N-S across the top of a 300-meter diameter Scalar IP anomaly. Two of the RC holes cut economic grade mineralization. S-48-03 cut a 30-meter interval starting at 88 meters of

0.42 g/t Au, 37.7 g/t Ag, 0.62% Pb and 0.76% Zn and bottomed in mineralization at 118 meters. S-49-03 cut a 6 meter interval starting at 110 meters of 0.73 g/t Au, 55.4 g/t Ag, 1.18% Pb and 2.62% Zn. S-49-03 also bottomed in mineralization at 116 meters.

The mineralization appears to be disseminated sulfides and carbonate-sulfide veinlets in milled hydrothermal dikes similar to the dikes in the Chile Colorado deposit. The 2004 drill plan is to test El Chamisal with a series of diamond core holes that parallel the Scout RC holes. If successful, the deposit will be drilled on a grid with 50 meter centers.

Of interest, is the size and trend of the Scalar IP anomaly at El Chamisal. The anomaly is 600 meters long in a W-E direction and 200 meters N-W in width. It has a high at each end and is connected by a weakly anomalous band in the center. The E high is the El Chamisal prospect, the W high is the La Palma prospect. It is conceivable that El Chamisal and La Palma are both part of the same mineral system.

The following figure shows the location of some of the above mention targets.

Figure 5.13-1: Location of Exploration Potential Targets


El Sotol
Outcrop Breccia
Nieves
Peñasco
La Palma
El Chamisal
Mazapil
Azul NE
Azul Breccia
Luna Azul
Chile Colorado
0 Meters 500

Source: T. Turner 2004

Western Silver has identified three additional regional targets that are recommended for additional field surveys and a drill test. These are the Gallo Blanco, Arroyo Seco and Cedros targets that have been described in previous report.

Western Silver reported that two holes were drilled at Gallo Blanco, about 10 km southeast of Peñasquito, where high silver values occur in massive sulphide fragments on an old mine dump. Both holes intersected weak disseminated and veinlet controlled mineralization. The underground workings were subsequently re-timbered, dewatered and mapped. Drilling at Gallo Blanco is planned later this year.

One hole was drilled at Arroyo Seco where reconnaissance work identified a solution collapse breccia. A 300 meter hole was terminated in oxidized Cuesta del Cura limestone and breccia. It is planned to deepen this hole at a later date.

Western Silver reported that four holes were drilled at Cedros during 2003 and each of them cut 12-18 meters of a breccia unit that may be related to a nearby breccia pipe similar to the Azul Breccia and Outcrop Breccia. Further work will be determined towards defining location of this breccia pipe.

5.14 Conclusions and Recommendations

Presently Western Silver has identified three mineralized zones for the Peñasquito deposit. In the opinion of SNC-Lavalin, the reported sampling and testing data generated by others and examined by SNC-Lavalin is (subject to their inherent uncertainty implicit in any mineral resource estimate) of sufficient quality and quantity to enable SNC-Lavalin to estimate and classify the portion of resource into measured and indicated category. SNC-Lavalin has included two mineralized zones, namely Chile Colorado and Azul Breccia in completing the mineral resource estimate.

The Outcrop Breccia zone is still in process of exploration drilling and does not allow mineral resource estimates. The remaining zones, Azul Ring and Outcrop Ring were not estimated mostly due to limited and inadequate data that prevented building the computer model or interpolating grades. The interpreted boundaries of these three zones have a lower confidence level than those zones included in the estimate, and consequently will not allow estimation nor classification mineral resources.

In order to raise the confidence level and potentially increase mineral resources, SNC-Lavalin recommends the following:

- To continue additional drilling in the Azul Breccia zone especially at the border with Chile Colorado in order to upgrade the inferred portion of mineral resources *into measured or indicated category*
- Some zones, namely Outcrop Breccia, Azul Breccia Ring and Outcrop Breccia Ring were excluded from estimates due to a limited number of samples or a low level of confidence in geological interpretation of these zones. Additional in-fill drilling should be performed for these zones to enable estimation and classification of their mineral resources.
- The core intervals that lack associated metal grades were assigned an arbitrary grade of 0.0 g/t or % of metal. This may cause an underestimation of average

grade of the zone. SNC-Lavalin recommends sampling and assaying the entire length of each drill hole.

- Dry bulk density determinations should be conducted with greater frequency and as part of a more systematic program by an assay laboratory. Western Silver will start to measure density at the site.
- SNC-Lavalin recommends that downhole surveys be completed more frequently, particularly for long drill holes. SNC-Lavalin also recommends periodic surveys of shorter holes.
- In order to test the inherent grade variability at the sampling level, SNC-Lavalin recommends that, in the next stage of drilling several core intervals for the sulphide zone be submitted as paired quarter core as field duplicates It will be tested if repeatability supports the high variability of assays. Presently, no other independent sampling is recommended until results of the field duplicate assaying become available.
- QA/QC procedures should be documented and be a part of the library for the Peñasquito deposit.


RECEIVED
DEC 20
WASH., D.C.

6.0 CONCLUSIONS AND RECOMMENDATIONS

SNC-Lavalin has estimated and classified the mineral resource for the Peñasquito project according to the classification system proposed by the CIM in August 20, 2000. This is the update of previous resource estimate completed on this property that incorporates 2003 in-fill drilling.

Metallurgical testing and mineral processing analyses were not a part of this study.

The data provided and examined by SNC-Lavalin is considered to be of sufficient quality and quantity to classify a portion of the estimated mineral resource into the measured and indicated categories that in turn, under positive technical and economic conditions, can be converted into mineral reserves. A large portion of the Chile Colorado and the whole Azul Breccia zones are classified as inferred resources.

Based on the encouraging results from the mineral resource estimates, it is recommended that an open pit mining alternative be investigated.

During the estimate work, SNC-Lavalin has identified some areas of uncertainty that should be addressed before proceeding to the Feasibility Study. SNC-Lavalin recommends the following:

- Additional drilling on the property and on-going work on geological interpretation to be continued in order to enhance the geological model, to increase mineral resources and to convert the inferred portion of the mineral resources into measured or indicated categories.
- Dry bulk density measurements to be carried on using recommended industry standards.
- Analyses of field duplicates that include assaying of paired quarters of core to confirm further high variability of samples to be completed.
- Mineral resources for the Chile Colorado zone to be re-estimated incorporating corrected survey data, new density data and all new information.